Exhibit B.3(c): Management’s discussion and analysis excerpted from pages
1-107
of CIBC’s 2022 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2022, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of November 30, 2022. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 101 to 107 of this Annual Report.

2	Overview
2	Our strategy
2	Performance against objectives

4	Financial highlights

5	Economic and market environment
5	Year in review – 2022
5	Outlook for calendar year 2023

6	Significant events

7	Financial performance overview
7	2022 Financial results review
7	Net interest income and margin
8	Non-interest income
8	Trading revenue (TEB)
9	Provision for credit losses
9	Non-interest expenses
10	Taxes
10	Foreign exchange
11	Fourth quarter review
11	Quarterly trend analysis
12	Review of 2021 financial performance

14	Non-GAAP measures

21	Strategic business units overview
22	Canadian Personal and Business Banking
24	Canadian Commercial Banking and Wealth Management
27	U.S. Commercial Banking and Wealth Management
30	Capital Markets
33	Corporate and Other

34	Financial condition
34	Review of condensed consolidated balance sheet
35	Capital management
45	Off-balance sheet arrangements

47	Management of risk

87	Accounting and control matters
87	Critical accounting policies and estimates
91	Accounting developments
92	Other regulatory developments
93	Related-party transactions
94	Policy on the Scope of Services of the Shareholders’ Auditor
94	Controls and procedures

95	Supplementary annual financial information

101	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Economic and market environment – Outlook for calendar year 2023”, “Significant events”, “Financial performance overview – Taxes”, “Strategic business units overview – Canadian Personal and Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital management”, “Financial condition –
Off-balance
sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and commitments (including with respect to net-zero
emissions), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2023” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2022 ANNUAL REPORT	1

Management’s discussion and analysis

Overview
CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are activating our resources to create positive change and contribute to a more secure, equitable and sustainable future.
Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets – our 50,000 employees bring our purpose to life every day for our 13 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy
In 2022, our modern, relationship-oriented bank continued to focus on delivering superior client experience and top-tier
shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Going forward, the execution of our client-focused strategy will enable us to continue driving long-term growth, and to build on our momentum as we focus on three strategic priorities:
•	Further growing our market share of high-growth, high-touch client segments;
•	Elevating the CIBC banking experience for all our clients through investments in digitization and technology, and further increasing connectivity across our businesses; and
•	Investing in our future differentiator businesses that are positioned to win in faster growing markets.
Performance against objectives
CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, profitability, and balance sheet strength. We have set through the cycle targets for each of these measures, which we currently define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.
Throughout 2022, economic challenges driven by geopolitical and persistent supply-chain issues had an impact on our ability to achieve certain performance objectives.

Earnings growth
To assess our earnings growth, we monitor our earnings per share (EPS
(1)
). Our target of 5% to 10% growth reflects a simple average of annual adjusted
(2)
diluted EPS
(1)
. In 2022, against a backdrop of a challenging economic environment, our year-over-year reported and adjusted
(2)
diluted EPS
(1)
decreased by 4% and 2%, respectively. Our
3-year
compound annual growth rates (CAGR)
(3)
for reported and adjusted
(2)
diluted EPS
(1)
were 6.1% and 5.8%, respectively, and our
5-year
CAGR
(3)
for reported and adjusted
(2)
diluted EPS
(1)
were 3.5% and 4.9%, respectively.

Going forward, we have increased our target to deliver adjusted
(2)
diluted EPS
(1)
CAGR of 7% to 10% through the cycle.
Reported diluted EPS (1) ($)	Adjusted diluted EPS (1)(2) ($)

Operating leverage
Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses, is a measure of the relative growth rates of revenue and expenses. In 2022, both our reported and adjusted
(2)
operating leverage was (1.9)%, compared with 5.3% and 0.7%, respectively in 2021. Our 3-year simple average reported and adjusted
(2)
operating leverage was (0.2)% and (0.6)%, respectively, and our 5-year simple average reported and adjusted
(2)
operating leverage was 0.1% and 0.5%, respectively.

Going forward, we will continue to target positive adjusted
(2)
operating leverage through the cycle.
Reported operating leverage (%)	Adjusted operating leverage (2) (%)

(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(3)	The 3-year compound annual growth rate (CAGR) is calculated from 2019 to 2022 and the 5-year CAGR is calculated from 2017 to 2022.

2	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Profitability
We have three metrics to measure profitability, including two shareholder value targets:

1.
Return on common shareholders’ equity (ROE)

ROE, defined as the ratio of net income to average
(2)
common shareholders’ equity, is a key measure of profitability. In 2022, our reported and adjusted
(1)
ROE were at 14.0% and 14.7%, respectively, compared with 16.1% and 16.7%, respectively, in 2021 and below our 2022 target of at least 15%. On a 3-year average basis, our reported and adjusted
(1)
ROE were 13.4% and 14.4%, respectively. On a 5-year average basis, our reported and adjusted
(1)
ROE were 14.2% and 15.2%, respectively.

Going forward, we have increased our adjusted
(1)
ROE target from at least 15% to at least 16% through the cycle by 2025.
Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity (1) (%)

2.
Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments. Key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2022, our reported and adjusted
(1)
dividend payout ratios were 48.8% and 46.3%, respectively, compared with 41.8% and 40.3%, respectively, in 2021. On a 3-year average basis, our reported and adjusted
(1)
dividend payout ratios were 53.8% and 48.9%, respectively. On a 5-year average basis, our reported and adjusted
(1)
dividend payout ratios were 51.3% and 47.4%, respectively.

Going forward, we will continue to target an adjusted
(1)
dividend payout ratio of 40% to 50% through the cycle.
Reported dividend payout ratio (3) (%)	Adjusted dividend payout ratio (1)(3) (%)

3.
Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange
(TSX) Composite Banks Index, over a rolling five-year period. For the three years ended October 31, 2022, our TSR was 28.5%, in line with the
S&P/TSX Composite Banks Index of 29.0%. For the five years ended
October 31, 2022, our TSR was 40.2% (2021: 91.9%), which was in line with the S&P/TSX Composite Banks Index return over the same period of
40.6%.
Rolling three-year TSR (%)	Rolling five-year TSR (%)

Balance sheet strength
Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.
Common Equity Tier 1 (CET1) ratio

We actively manage our capital to maintain a strong and efficient capital base while supporting our business growth and returning capital to our shareholders. For the year ended October 31, 2022, our CET1
(4)
ratio was 11.7%, compared with 12.4% in 2021, well above the current regulatory requirement set by OSFI.

Going forward, we will continue to maintain a strong buffer to regulatory requirements.

2.
Liquidity coverage ratio (LCR)

Our ability to meet our financial obligations is measured through the LCR ratio. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs in a 30-calendar-day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2022, our three-month daily average LCR
(4)
was 129% compared to 127% for the same period last year.
CET1 ratio (3) (%) Liquidity coverage ratio (%)

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
In response to the
COVID-19
pandemic, effective March 2020, the Office of the Superintendent of Financial Institutions (OSFI) directed that all federally regulated financial institutions (FRFIs) halt share buybacks and dividend increases until further notice. The temporary measure was lifted effective November 4, 2021.

(4)
CET1 is calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline and LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards.

CIBC 2022 ANNUAL REPORT	3

Management’s discussion and analysis

Financial highlights

As at or for the year ended October 31		2022	2021	2020	2019	2018
Financial results ($ millions)
Net interest income		$12,641	$11,459	$11,044	$10,551	$10,065
Non-interest income		9,192	8,556	7,697	8,060	7,769
Total revenue		21,833	20,015	18,741	18,611	17,834
Provision for credit losses		1,057	158	2,489	1,286	870
Non-interest expenses		12,803	11,535	11,362	10,856	10,258
Income before income taxes		7,973	8,322	4,890	6,469	6,706
Income taxes		1,730	1,876	1,098	1,348	1,422
Net income		$6,243	$6,446	$3,792	$5,121	$5,284
Net income attributable to non-controlling interests		23	17	2	25	17
Preferred shareholders and other equity instrument holders		171	158	122	111	89
Common shareholders		6,049	6,271	3,668	4,985	5,178
Net income attributable to equity shareholders		$6,220	$6,429	$3,790	$5,096	$5,267
Financial measures
Reported efficiency ratio (1)		58.6%	57.6%	60.6%	58.3%	57.5%
Reported operating leverage (1)		(1.9)%	5.3%	(4.0)%	(1.5)%	2.4%
Loan loss ratio (2)		0.14%	0.16%	0.26%	0.29%	0.26%
Reported return on common shareholders’ equity (1)		14.0%	16.1%	10.0%	14.5%	16.6%
Net interest margin (1)		1.40%	1.42%	1.50%	1.65%	1.68%
Net interest margin on average interest-earning assets (1)(3)		1.58%	1.59%	1.69%	1.84%	1.88%
Return on average assets (1)(3)		0.69%	0.80%	0.52%	0.80%	0.88%
Return on average interest-earning assets (1)(3)		0.78%	0.89%	0.58%	0.89%	0.99%
Reported effective tax rate		21.7%	22.5%	22.5%	20.8%	21.2%
Common share information
Per share ($) (4)	– basic earnings	$6.70	$6.98	$4.12	$5.61	$5.84
	– reported diluted earnings	6.68	6.96	4.11	5.60	5.82
	– dividends	3.270	2.920	2.910	2.800	2.660
	– book value (5)	49.95	45.83	42.03	39.94	36.92
Closing share price ($) (4)		61.87	75.09	49.69	56.16	56.84
Shares outstanding (thousands) (4)	– weighted-average basic	903,312	897,906	890,870	888,648	886,163
	– weighted-average diluted	905,684	900,365	892,042	890,915	889,254
	– end of period	906,040	901,656	894,171	890,683	885,653
Market capitalization ($ millions)		$56,057	$67,701	$44,431	$50,016	$50,341
Value measures
Total shareholder return		(13.56)%	58.03%	(5.90)%	4.19%	4.70%
Dividend yield (based on closing share price)		5.3%	3.9%	5.9%	5.0%	4.7%
Reported dividend payout ratio (1)		48.8%	41.8%	70.7%	49.9%	45.5%
Market value to book value ratio		1.24	1.64	1.18	1.41	1.54
Selected financial measures – adjusted (6)
Adjusted efficiency ratio (7)		56.4%	55.4%	55.8%	55.5%	55.6%
Adjusted operating leverage (7)		(1.9)%	0.7%	(0.6)%	0.2%	3.2%
Adjusted return on common shareholders’ equity		14.7%	16.7%	11.7%	15.4%	17.4%
Adjusted effective tax rate		21.9%	22.7%	21.8%	20.6%	20.0%
Adjusted diluted earnings per share ($) (4)		$7.05	$7.23	$4.85	$5.96	$6.11
Adjusted dividend payout ratio		46.3%	40.3%	60.0%	46.9%	43.4%
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$239,740	$218,398	$211,564	$138,669	$119,355
Loans and acceptances, net of allowance for credit losses		528,657	462,879	416,388	398,108	381,661
Total assets		943,597	837,683	769,551	651,604	597,099
Deposits		697,572	621,158	570,740	485,712	461,015
Common shareholders’ equity (1)		45,258	41,323	37,579	35,569	32,693
Average assets (3)		900,213	809,621	735,492	639,716	598,441
Average interest-earning assets (1)(3)		799,224	721,686	654,142	572,677	536,059
Average common shareholders’ equity (1)(3)		43,354	38,881	36,792	34,467	31,184
Assets under administration (AUA) (1)(8)(9)		2,854,828	2,963,221	2,364,005 (8)	2,423,240 (8)	2,303,962
Assets under management (AUM) (1)(9)		291,513	316,834	261,037 (8)	249,596 (8)	225,379
Balance sheet quality (All-in basis) and liquidity measures (10)
Risk-weighted assets (RWA) ($ millions)
Total RWA		$315,634	$272,814	$254,871	$239,863	n/a
CET1 capital RWA		n/a	n/a	n/a	n/a	$216,144
Tier 1 capital RWA		n/a	n/a	n/a	n/a	216,303
Total capital RWA		n/a	n/a	n/a	n/a	216,462
Capital ratios
CET1 ratio (11)		11.7%	12.4%	12.1%	11.6%	11.4%
Tier 1 capital ratio (11)		13.3%	14.1%	13.6%	12.9%	12.9%
Total capital ratio (11)		15.3%	16.2%	16.1%	15.0%	14.9%
Leverage ratio		4.4%	4.7%	4.7%	4.3%	4.3%
LCR (12)		129%	127%	145%	125%	128%
Net stable funding ratio (NSFR)		118%	118%	n/a	n/a	n/a
Other information
Full-time equivalent employees		50,427	45,282	43,853	45,157	44,220

(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the
“Non-GAAP
measures” section.

(7)	Calculated on a taxable equivalent basis (TEB).
(8)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,258.1 billion as at October 31, 2022 (2021: $2,341.1 billion).
(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)	Ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.
(12)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

4	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Economic and market environment
Year in review – 2022
Canada’s economy registered healthy growth through the first half of 2022, but then joined the U.S. in showing signs of a deceleration in the second half of 2022 in the face of higher interest rates aimed at reducing inflation. Canada’s growth benefitted from strength in consumer spending as public health constraints were further eased, funded by income gains from a strong jobs market and prior savings, while nominal exports increased as commodity prices peaked in the first half of the year. Rising interest rates in the latter half of the year caused mortgage demand to decelerate from the very high growth rates in place early in the year as higher interest rates slowed transactions volumes and eased house prices, while wider corporate bond spreads negatively impacted margins.
Non-mortgage
household credit demand picked up with greater discretionary services spending. Business loan demand remained healthy in both Canada and the U.S., reflecting inflation’s impact on nominal measures of economic activity and wider spreads in the corporate bond market. Financial markets saw healthy merger and acquisition (M&A) volumes but a softer backdrop for CIBC wealth businesses and equity issuance, particularly in the latter half of the year, as market conditions weakened in the face of the economic shocks from the war in Ukraine, monetary tightening, and prospects for slower growth ahead. Deposit growth in Canada decelerated close to historical norms after being elevated earlier in the pandemic, with a shift towards term deposits as interest rates climbed.
Outlook for calendar year 2023
Global economic growth looks to be weak in 2023 in response to monetary policy tightening, as central banks attempt to ease demand and thereby bring inflation back to target levels. The eurozone and the United Kingdom (U.K.) are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover impacts from the war in Ukraine. China’s economy could see some improvement after a year beset with lockdowns, but weakness in its property sector and softer export markets will see another year of below-average growth. The global slowdown will result in most commodity prices at lower average levels in 2023 than in 2022, although geopolitical risks to supply remain a risk for renewed upward pressure. Supply chains could see some improvements from the easing in demand pressures and a further lessening in
COVID-19
severity as vaccinations and prior infections reduce the severity of new cases.
In Canada, the Bank of Canada is expected to increase overnight rates to 4.25% and maintain them at elevated levels through calendar 2023, thereby slowing demand to allow inflation to end next year near its 2% target. Weaker economic growth, improvements in supply chains, and softer average prices for food and energy will be key to getting inflation back to that target. Real gross domestic product (GDP) growth is expected to decelerate to 0.6% from an expected growth rate of roughly 3.5% in 2022, with a softening in housing and consumer spending in response to higher interest rates and a gradual climb in the unemployment rate to nearly 6% by the end of calendar 2023, up from an average of 5.3% in 2022. Long-term interest rates in both the U.S. and Canada could end 2023 at lower levels as the market starts to price-in
a modest easing in central bank policy rates in 2024, and gains confidence that inflation will be under control.
In the U.S., the effort to contain inflation is likely to see the Federal Reserve take overnight rates just under 5% by early 2023, leaving them at that level through the remainder of the year. The resulting drag on housing and interest sensitive consumption is expected to hold real GDP growth to 0.7% in 2023, down from roughly 2% in 2022. That should see the unemployment rate climb from an average of 3.7% in 2022 to 4.2% by the end of 2023, allowing wage inflation to decelerate.
A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and higher interest rates are likely to see a moderate decrease in business and household credit quality from very strong levels achieved in 2022. Deposit growth will be contained, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While the rising interest rate environment is starting to level off, we expect a modestly positive impact on the net interest margins for all our SBUs, but the high interest rates may have implications for credit quality in 2023 as economic growth slows in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to further decelerate on softer home sales volumes and average house prices tied to the increase in interest rates. Although year-over-year non-mortgage
consumer credit demand will be supported by additional volume gains in spending on services, lower inflation will feed into slower growth in dollar terms. Business lending is expected to register healthy growth, but is also likely to decelerate from the strong pace seen in 2022.
Volatility in asset markets has prompted investors to seek greater diversification in their portfolios, which could dampen the growth prospects of our Canadian and U.S. wealth management businesses in the near term.
Our Capital Markets business is expected to benefit from continued strength in merger and acquisition activity as corporate consolidations continue, while corporate bond issuance could pick up as longer term rates ease over the course of 2023. Loan demand growth in our Canadian and U.S. commercial banking businesses is expected to decelerate with softer economic growth and a slowing in multi-unit residential construction.
The economic outlook described above reflects numerous assumptions regarding the economic impact of recent and expected increases in interest rates, the easing of supply chain and inflationary pressures, the
COVID-19
pandemic as well as the global economic risks emanating from the war in Ukraine. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. Expectations for the pandemic reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. As a result, actual experience may differ materially from expectations.
Our financial condition and our regulatory capital and liquidity positions continue to be strong, however, the downside risk to the economic outlook described above may result in us taking a more conservative approach to capital management. See the “Capital management” and “Liquidity risk” sections for further details. The impact of the increase in interest rates, the pandemic and the war in Ukraine on our risk environment are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See “Accounting and control matters” and Note 5 to our consolidated financial statements for further details.

CIBC 2022 ANNUAL REPORT	5

Management’s discussion and analysis

Significant events
Acquisition of Canadian Costco credit card portfolio
On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking SBU. For additional information, see Note 3 to our consolidated financial statements.
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, Grenada, Dominica, St. Kitts and Aruba. The sale of banking assets in Aruba was completed on February 25, 2022 upon the satisfaction of the closing conditions. The proposed sales of banking assets in St. Vincent and St. Kitts received regulatory approval in the third quarter of 2022 and are expected to close by the third quarter of 2023, subject to the satisfaction of closing conditions. The parties continue to pursue the regulatory approvals required to complete the transaction in Grenada, which may require amendments to the proposed transaction. The proposed transaction in Dominica will not be proceeding and operations in Dominica will cease on January 31, 2023. The impacts upon the closing of these transactions and closures are not expected to be material.

6	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview
This section provides a review of our consolidated financial results for 2022. A review of our SBU results follows on pages 21 to 32. Refer to page 12 for a review of our financial performance for 2021.
2022 Financial results review
Reported net income for the year was $6,243 million, compared with $6,446 million in 2021.
Adjusted net income
(1)
for the year was $6,578 million, compared with $6,687 million in 2021.
Reported diluted EPS
(2)
for the year was $6.68, compared with $6.96 in 2021.
Adjusted diluted EPS
(1)(2)
for the year was $7.05, compared with $7.23 in 2021.
2022
Net income was affected by the following items of note:
•
$181 million ($133 million
after-tax)
in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans
(3)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking);

•	$136 million ($100 million after-tax) increase in legal provisions (Corporate and Other);
•
$98 million ($75 million after-tax) amortization of acquisition-related intangible assets ($14 million after-tax in Canadian Personal and Business Banking, $50 million after-tax in U.S. Commercial Banking and Wealth Management and $11 million after-tax in Corporate and Other); and

•	$37 million ($27 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other).
The above items of note increased revenue by $16 million, increased provision for credit losses by $94 million, increased non-interest
expenses by $374 million and decreased income taxes by $117 million. In aggregate, these items of note decreased net income by $335 million.
2021
Net income was affected by the following items of note:
•	$125 million ($92 million after-tax) increase in legal provisions (Corporate and Other);
•	$109 million ($80 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other);
•
$79 million ($60 million
after-tax)
amortization of acquisition-related intangible assets ($50 million after-tax
in U.S. Commercial Banking and Wealth Management and $10 million after-tax
in Corporate and Other); and

•
$12 million ($9 million
after-tax)
in acquisition and integration-related costs
(3)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking).

The above items of note increased
non-interest
expenses by $325 million and decreased income taxes by $84 million. In aggregate, these items of note decreased net income by $241 million.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(3)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

Net interest income and margin

$ millions, for the year ended October 31	2022	2021
Average interest-earning assets	$799,224	$721,686
Net interest income (1)	12,641	11,459
Net interest margin on average interest-earning assets	1.58%	1.59%

(1)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Net interest income was up $1,182 million or 10% from 2021, primarily due to volume growth across our businesses, partially offset by lower trading income.
Net interest margin on average interest-earning assets was comparable with 2021, primarily due to lower asset margins offset by higher deposit margins.
Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section and in the “Strategic business units overview” section.

CIBC 2022 ANNUAL REPORT	7

Management’s discussion and analysis

Non-interest
income
(1)

$ millions, for the year ended October 31	2022	2021
Underwriting and advisory fees	$557	$713
Deposit and payment fees	880	797
Credit fees	1,286	1,152
Card fees	437	460
Investment management and custodial fees (2)(3)	1,760	1,621
Mutual fund fees (3)	1,776	1,772
Insurance fees, net of claims	351	358
Commissions on securities transactions	378	426
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (4)	1,172	607
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	35	90
Foreign exchange other than trading	242	276
Income from equity-accounted associates and joint ventures (2)	47	55
Other	271	229
	$9,192	$8,556

(1)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

(2)
Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.

(3)
Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).

(4)	Includes $44 million of gains (2021: $87 million of losses) relating to non-trading financial instruments measured/designated at FVTPL.
Non-interest
income was up $636 million or 7% from 2021.
Underwriting and advisory fees were down $156 million or 22%, primarily due to lower equity and debt issuance revenue.
Deposit and payment fees were up $83 million or 10%, primarily due to higher fees in Canadian Personal and Business Banking.
Credit fees were up $134 million or 12%, primarily due to growth in commercial borrowing.
Investment management and custodial fees were up $139 million or 9%, primarily due to higher average AUA and AUM in our wealth management businesses.
Gains (losses) from financial instruments measured/designated at FVTPL, net were up $565 million or 93%, primarily due to higher trading revenue.
Gains (losses) from debt securities measured at FVOCI and amortized cost, net were down $55 million or 61%, primarily due to lower net realized gains from dispositions of FVOCI debt securities.
Trading revenue (TEB)
(1)(2)

$ millions, for the year ended October 31	2022	2021
Trading revenue consists of:
Net interest income (1)	$875	$1,020
Non-interest income (3)	1,128	694
	$2,003	$1,714
Trading revenue by product line:
Interest rates	$335	$328
Foreign exchange	899	651
Equities (1)	611	548
Commodities	144	158
Other	14	29
	$2,003	$1,714

(1)
Includes a TEB adjustment of $211 million (2021: $204 million) reported within Capital Markets. See “Strategic business units overview” section and Note 30 to our consolidated financial statements for further details.

(2)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline.

(3)
Reported as part of the Gains (losses) from financial instruments measured/designated at FVTPL in the consolidated statement of income, which consist of a gain of $1,128 million (2021: $694 million) related to trading financial instruments measured/designated at FVTPL and a gain of $44 million (2021: loss of $87 million) relating to non-trading
financial instruments measured/designated at FVTPL.

Trading revenue was up $289 million or 17% from 2021, primarily due to higher foreign exchange and equity trading revenue.
Trading revenue comprises net interest income and
non-interest
income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities.
Non-interest
income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest
income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

8	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2022	2021
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$534	$484
Canadian Commercial Banking and Wealth Management	22	6
U.S. Commercial Banking and Wealth Management	113	104
Capital Markets	(31)	32
Corporate and Other	59	76
	697	702
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	342	(134)
Canadian Commercial Banking and Wealth Management	1	(45)
U.S. Commercial Banking and Wealth Management	105	(179)
Capital Markets	(31)	(132)
Corporate and Other	(57)	(54)
	360	(544)
	$1,057	$158
Provision for credit losses was up $899 million or 569% from 2021, as provisions for performing loans in the current year reflected an unfavourable change in our economic outlook, while the prior year benefitted from a favourable change in our economic outlook driven by the recovery from the
COVID-19
pandemic.
For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.
Non-interest
expenses

$ millions, for the year ended October 31	2022	2021
Employee compensation and benefits
Salaries (1)	$3,770	$3,213
Performance-based compensation	2,460	2,329
Benefits	927	908
	7,157	6,450
Occupancy costs (2)	853	916
Computer, software and office equipment	2,297	2,030
Communications	352	318
Advertising and business development	334	237
Professional fees	313	277
Business and capital taxes	123	111
Other	1,374	1,196
	$12,803	$11,535

(1)	Includes termination benefits.
(2)	Includes charges of $37 million (2021: $109 million), related to the consolidation of our real estate portfolio, shown as items of note.
Non-interest
expenses were up $1,268 million or 11% from 2021.
Employee compensation and benefits were up $707 million or 11%, primarily due to higher employee-related and performance-based compensation.
Computer, software and office equipment were up $267 million or 13%, primarily due to higher spending on strategic initiatives.
Advertising and business development were up $97 million or 41%, primarily due to higher spending on strategic initiatives and higher travel and business development spending driven by the easing of
COVID-19
travel restrictions.
Other expenses were
up $178 million or 15%, as the current year included costs associated with the acquisition of the Canadian Costco credit card portfolio and an increase in legal provisions, both shown as items of note.

CIBC 2022 ANNUAL REPORT	9

Management’s discussion and analysis

Taxes

$ millions, for the year ended October 31	2022	2021
Income taxes	$1,730	$1,876
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	471	403
Payroll taxes	368	306
Capital taxes	84	77
Property and business taxes	73	70
Total indirect taxes	996	856
Total taxes	$2,726	$2,732
Reported effective tax rate	21.7%	22.5%
Total taxes as a percentage of net income before deduction of total taxes	30.4%	29.8%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.
Total income and indirect taxes were down $6 million from 2021.
Income tax expense was $1,730 million, down $146 million from 2021. This was due to both lower income and also an increase in the relative proportion of income subject to lower rates of income tax.
Indirect taxes were up $140 million from 2021, due to increases in both sales taxes and payroll taxes. Sales taxes increased by $68 million from 2021, primarily due to increased non-employee related non-interest expenses. Payroll taxes increased by $62 million from 2021 primarily due to increases in statutory pension, health care and unemployment insurance contributions driven by higher employee-related compensation. Indirect taxes are included in non-interest
expenses.
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement with the CRA with respect to the portion of the Enron expenses deductible in Canada. The portion of the Enron expenses deductible in the U.S. has not yet been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC approximately $1,602 million of additional income tax related to the denial of the tax deductibility of certain 2011 to 2017 Canadian corporate dividends, on the basis that certain dividends received were part of a “dividend rental arrangement”, and similar matters. This includes approximately $182 million of additional income tax for the 2017 taxation year that was reassessed by the CRA in May 2022. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar matters. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. The Appeal is scheduled to be heard in December 2022. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $600 million in unrecognized capital tax loss carryforwards.
Following the announcement of budget proposals in April 2022, the Canadian Federal government released draft legislation in August 2022, and subsequently introduced other draft legislation which went through first and second readings in Parliament in November 2022. These proposals included the introduction of a one-time
15% Canada Recovery Dividend tax (CRD) on banks and life insurer groups, based on the average of 2020 and 2021 taxable income in excess of $1.0 billion. Once substantively enacted, the CRD would become payable over a five-year period in equal increments. The draft legislation also includes a prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and life insurers. We will account for these measures in future periods once they become substantively enacted, which is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government. Based on the draft legislation, a charge to income tax expense of approximately $550 million would be recognized for the full amount of the CRD obligation upon its substantive enactment.
Foreign exchange
The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	2022	2021
	vs.	vs.
$ millions, for the year ended October 31	2021	2020
Estimated increase (decrease) in:
Total revenue	$143	$(307)
Provision for credit losses	6	13
Non-interest expenses	65	(141)
Income taxes	10	(26)
Net income	62	(153)
Impact on EPS (1) :
Basic	$0.07	$(0.17)
Diluted	0.07	(0.17)
Average USD appreciation (depreciation) relative to CAD	2.9%	(6.6)%

(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

10	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2022				2021
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Canadian Personal and Business Banking	$2,262	$2,321	$2,143	$2,183	$2,128	$2,056	$1,941	$2,025
	Canadian Commercial Banking and Wealth Management	1,316	1,338	1,303	1,297	1,240	1,207	1,135	1,088
	U.S. Commercial Banking and Wealth Management	653	604	591	609	562	539	532	561
	Capital Markets (1)	1,182	1,199	1,316	1,304	1,012	1,140	1,194	1,174
	Corporate and Other (1)	(25)	109	23	105	122	114	130	115
	Total revenue	$5,388	$5,571	$5,376	$5,498	$5,064	$5,056	$4,932	$4,963
	Net interest income	$3,185	$3,236	$3,088	$3,132	$2,980	$2,893	$2,747	$2,839
	Non-interest income	2,203	2,335	2,288	2,366	2,084	2,163	2,185	2,124
	Total revenue	5,388	5,571	5,376	5,498	5,064	5,056	4,932	4,963
	Provision for (reversal of) credit losses	436	243	303	75	78	(99)	32	147
	Non-interest expenses	3,483	3,183	3,114	3,023	3,135	2,918	2,756	2,726
	Income before income taxes	1,469	2,145	1,959	2,400	1,851	2,237	2,144	2,090
	Income taxes	284	479	436	531	411	507	493	465
	Net income	$1,185	$1,666	$1,523	$1,869	$1,440	$1,730	$1,651	$1,625
	Net income attributable to:
	Non-controlling interests	$7	$6	$5	$5	$4	$5	$4	$4
	Equity shareholders	1,178	1,660	1,518	1,864	1,436	1,725	1,647	1,621
EPS	– basic (2)	$1.26	$1.79	$1.63	$2.02	$1.54	$1.88	$1.78	$1.78
	– diluted (2)	1.26	1.78	1.62	2.01	1.54	1.88	1.78	1.78

(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Compared with Q4/21
Net income for the quarter was $1,185 million, down $255 million or 18% from the fourth quarter of 2021.
Net interest income was up $205 million, primarily due to volume growth across our businesses, partially offset by lower trading income.
Non-interest
income was up $119 million or 6%, primarily due to higher trading income, partially offset by lower treasury and market-related fee revenue.
Provision for credit losses was up $358 million or 459% from the same quarter last year. The current quarter included a provision for credit losses on performing loans of $217 million, while the same quarter last year included a provision reversal of $34 million. Provision for credit losses on impaired loans was up $107 million, mainly attributable to Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were up $348 million or 11%, primarily due to higher employee-related compensation, higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and an increase in legal provisions, shown as an item of note.
Income tax expense was down $127 million or 31%, primarily due to lower income.
Compared with Q3/22
Net income for the quarter was down $481 million or 29% from the prior quarter.
Net interest income was down $51 million or 2%, primarily due to lower product spreads and lower trading income, partially offset by volume growth across our businesses.
Non-interest
income was down $132 million or 6%, primarily due to lower treasury and market-related fee revenue.
Provision for credit losses was up $193 million or 79% from the prior quarter. Provision for credit losses on performing loans was up $130 million, primarily due to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up $63 million, as a result of increases across all of our SBUs.
Non-interest
expenses were up $300 million or 9%, primarily due to employee-related and performance-based compensation, an increase in legal provisions and the charge related to the consolidation of our real estate portfolio, both shown as items of note.
Income tax expense was down $195 million or 41%, primarily due to lower income.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth throughout the period, as well as increased client transaction activity as the economy recovered from the early stages of the COVID-19 pandemic. Earlier periods were negatively impacted by the low interest rate environment, which has started to improve with interest rate increases in recent quarters.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth as well as from strong markets. In Commercial Banking, loan and deposit revenue growth was driven by strong client demand and more recently from an increase in interest rates. In Wealth Management, AUA and AUM growth has been challenged over the past few quarters as a result of volatile markets caused by global concerns surrounding inflation, supply chain issues and geopolitical uncertainty.
U.S. Commercial Banking and Wealth Management has benefitted from organic client acquisitions that are driving increased loans, deposits, AUM and fee income. Loan growth has also accelerated due to the economic recovery in 2021 and into the first half of 2022, although recently

CIBC 2022 ANNUAL REPORT	11

Management’s discussion and analysis

decelerated due to softer economic growth, rising interest rates and inflation. Wealth Management AUA and AUM growth has been hindered over the past few quarters by market depreciation, partially offset by strong sales momentum.
Capital Markets had increased revenue from underwriting and advisory activities in the second and third quarters of 2021, and lower trading revenue in the fourth quarter of 2021. The first and second quarters of 2022 had higher trading revenue.
Corporate and Other included the impact of an increase in funding costs in the first and second quarters of 2021 from the excess liquidity that built up during the early stages of the pandemic, as well as an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. In 2021, the interest rate environment and narrower margins negatively impacted revenue, while the gradual increase in interest rates in 2022 have resulted in higher margins in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in our economic outlook. While the uncertainty relating to the COVID-19 pandemic has reduced significantly, we still operate in an uncertain macroeconomic environment due to concerns related to rising interest rates, high levels of inflation and supply chain disruptions related to geopolitical events, slower economic growth and the continued measures imposed in some countries to combat the spread of
COVID-19.
There is considerable judgment involved in the estimation of credit losses in the current environment.
All four quarters of 2021 and the first quarter of 2022 reflect a moderate improvement in economic conditions as well as our economic outlook. With a faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, our provision for credit losses on performing loans increased in the second, third and fourth quarters of 2022.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic
levels impacted the first, third and fourth quarters of 2021, and the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs in the first quarter of 2021 were a result of the assistance offered to clients from our payment deferral programs and government support, as well as lower client spending. In contrast, the second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs that continued to underperform and eventually were written off after exiting the programs. Lower write-offs in the third and fourth quarters of 2021 and the first and second quarters of 2022 benefitted from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio.
In Canadian Commercial Banking and Wealth Management, impaired loan losses continue to remain at a relatively low level.
In U.S. Commercial Banking and Wealth Management, the first quarter of 2021, and the first, second and fourth quarters of 2022 included higher provisions on impaired loans.
In Capital Markets, the first quarter of 2021 included higher provisions on impaired loans in the utilities sector.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The third and fourth quarters of 2021, and the second and fourth quarters of 2022 included increases in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2021 and the fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income.
Review of 2021 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets (1)	Corporate and Other (1)	CIBC Total
2021	Net interest income	$5,954	$1,291	$1,449	$2,701	$64	$11,459
	Non-interest income	2,196	3,379	745	1,819	417	8,556
	Total revenue	8,150	4,670	2,194	4,520	481	20,015
	Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158
	Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535
	Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322
	Income taxes	892	601	222	646	(485)	1,876
	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	2,494	1,665	926	1,857	(513)	6,429
2020	Net interest income	$5,849	$1,248	$1,422	$2,354	$171	$11,044
	Non-interest income	2,073	2,873	621	1,699	431	7,697
	Total revenue	7,922	4,121	2,043	4,053	602	18,741
	Provision for credit losses	1,189	303	487	311	199	2,489
	Non-interest expenses	4,308	2,179	1,126	1,929	1,820	11,362
	Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890
	Income taxes	640	437	55	505	(539)	1,098
	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	1,785	1,202	375	1,308	(880)	3,790

(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

12	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2021 and 2020.
Overview
Net income for 2021 was $6,446 million, compared with $3,792 million in 2020. The increase in net income of $2,654 million was due to lower provision for credit losses and higher revenue, partially offset by higher non-interest
expenses.
Consolidated CIBC
Net interest income
Net interest income was up $415 million or 4% from 2020, primarily due to volume growth across our businesses and higher trading revenue, partially offset by lower product spreads as a result of changes in the interest rate environment and the impact of foreign exchange translation.
Non-interest
income
Non-interest
income was up $859 million or 11% from 2020, primarily due to higher equity and debt issuance revenue and advisory activity, higher fee-based revenue driven by higher average AUA and AUM reflecting market appreciation and net sales in our wealth management businesses, and growth in fees related to commercial borrowing.
Provision for credit losses
Provision for credit losses was down $2,331 million or 94% from 2020, as 2021 reflected an improvement in economic conditions as well as our economic outlook, while 2020 was adversely impacted by the onset of the
COVID-19
pandemic.
Non-interest
expenses
Non-interest
expenses were up $173 million or 2% from 2020, primarily due to higher performance-based compensation.
Income taxes
Income tax expense was up $778 million or 71% from 2020, primarily due to higher income.
Revenue by segment
Canadian Personal and Business Banking
Revenue was up $228 million or 3% from 2020, primarily due to volume growth and higher fee income, partially offset by lower product spreads largely as a result of changes in the interest rate environment.
Canadian Commercial Banking and Wealth Management
Revenue was up $549 million or 13% from 2020. Commercial banking revenue was up $164 million or 10%, primarily due to higher fees and volume growth, partially offset by lower product spreads. Wealth management revenue was up $385 million or 16%, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, and higher commission revenue from increased client activity.
U.S. Commercial Banking and Wealth Management
Revenue was up $151 million or 7% from 2020. Commercial banking revenue was up $23 million or 2%, primarily due to volume growth and higher fees, partially offset by lower product spreads. Wealth management revenue was up $128 million or 28%, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales, higher product spreads, partially driven by loans made under the U.S. Paycheck Protection Program (PPP), and volume growth.
Capital Markets
Revenue was up $467 million or 12% from 2020. Global markets revenue was up $77 million or 4%, primarily due to higher revenue from our equity derivatives trading business, partially offset by lower fixed income and foreign exchange trading revenue. Corporate and investment banking revenue was up $272 million or 20%, primarily due to higher equity and debt underwriting activity, higher advisory revenue and higher corporate banking revenue. Direct financial services revenue was up $118 million or 17%, primarily due to higher volumes and growth in our direct brokerage trading, and innovative foreign exchange and payments business.
Corporate and Other
Revenue was down $121 million or 20% from 2020. International banking revenue was down $47 million, primarily due to the impact of foreign exchange translation, and lower U.S. dollar revenue in CIBC FirstCaribbean driven by lower product spreads, partially offset by higher ECL charges on debt securities in 2020, volume growth and higher fees. Other revenue was down $74 million, primarily due to lower revenue from our strategic investments, interest income in 2020 related to the settlement of certain income tax matters, a higher TEB adjustment and lower treasury revenue.

CIBC 2022 ANNUAL REPORT	13

Management’s discussion and analysis

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In 2022, we increased the common equity allocated to our SBUs to 11% of CET1 capital requirements for each SBU, reflecting an increase from 10% in 2021. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In 2022, we increased the common equity allocated to our SBUs, as noted above.

14	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,909	$5,254	$2,457	$5,001	$212	$21,833	$1,902
Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803	1,028
Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	705
Income taxes	809	680	151	718	(628)	1,730	117
Net income (loss)	2,249	1,895	760	1,908	(569)	6,243	588
Net income attributable to non-controlling interests	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders	2,249	1,895	760	1,908	(592)	6,220	588
Diluted EPS ($) (1)						$6.68
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(16)	$–	$–	$–	$–	$(16)	$–
Impact of items of note on revenue	(16)	–	–	–	–	(16)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(18)	–	(68)	–	(12)	(98)	(53)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(103)	–	–	–	–	(103)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(37)	(37)	–
Increase in legal provisions	–	–	–	–	(136)	(136)	–
Impact of items of note on non-interest expenses	(121)	–	(68)	–	(185)	(374)	(53)
Total pre-tax impact of items of note on net income	199	–	68	–	185	452	53
Income taxes
Amortization of acquisition-related intangible assets	4	–	18	–	1	23	14
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	48	–	–	–	–	48	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	10	10	–
Increase in legal provisions	–	–	–	–	36	36	–
Impact of items of note on income taxes	52	–	18	–	47	117	14
Total after-tax impact of items of note on net income	$147	$–	$50	$–	$138	$335	$39
Impact of items of note on diluted EPS ($) (1)						$0.37
Operating results – adjusted (4)
Total revenue – adjusted (5)	$8,893	$5,254	$2,457	$5,001	$212	$21,817	$1,902
Provision for (reversal of) credit losses – adjusted	782	23	218	(62)	2	963	169
Non-interest expenses – adjusted	4,854	2,656	1,260	2,437	1,222	12,429	975
Income (loss) before income taxes – adjusted	3,257	2,575	979	2,626	(1,012)	8,425	758
Income taxes – adjusted	861	680	169	718	(581)	1,847	131
Net income (loss) – adjusted	2,396	1,895	810	1,908	(431)	6,578	627
Net income attributable to non-controlling interests – adjusted	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders – adjusted	2,396	1,895	810	1,908	(454)	6,555	627
Adjusted diluted EPS ($) (1)						$7.05

(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)
Acquisition and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments shown as an item of note starting in the second quarter of 2022, include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022. Integration costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Transaction costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, included legal and other advisory fees, as well as interest adjustments relating to the obligation payable to dissenting shareholders. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)	CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $211 million (2021: $204 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC 2022 ANNUAL REPORT	15

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535	893
Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	916
Income taxes	892	601	222	646	(485)	1,876	177
Net income (loss)	2,494	1,665	926	1,857	(496)	6,446	739
Net income attributable to non-controlling interests	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders	2,494	1,665	926	1,857	(513)	6,429	739
Diluted EPS ($) (1)						$6.96
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(68)	$–	$(11)	$(79)	$(54)
Acquisition and integration-related costs (3)	(12)	–	–	–	–	(12)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(109)	(109)	–
Increase in legal provisions	–	–	–	–	(125)	(125)	–
Impact of items of note on non-interest expenses	(12)	–	(68)	–	(245)	(325)	(54)
Total pre-tax impact of items of note on net income	12	–	68	–	245	325	54
Income taxes
Amortization of acquisition-related intangible assets	–	–	18	–	1	19	14
Acquisition and integration-related costs (3)	3	–	–	–	–	3	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	29	29	–
Increase in legal provisions	–	–	–	–	33	33	–
Impact of items of note on income taxes	3	–	18	–	63	84	14
Total after-tax impact of items of note on net income	$9	$–	$50	$–	$182	$241	$40
Impact of items of note on diluted EPS ($) (1)						$0.27
Operating results – adjusted (4)
Total revenue – adjusted (5)	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses – adjusted	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses – adjusted	4,402	2,443	1,053	2,117	1,195	11,210	839
Income (loss) before income taxes – adjusted	3,398	2,266	1,216	2,503	(736)	8,647	970
Income taxes – adjusted	895	601	240	646	(422)	1,960	191
Net income (loss) – adjusted	2,503	1,665	976	1,857	(314)	6,687	779
Net income attributable to non-controlling interests – adjusted	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders – adjusted	2,503	1,665	976	1,857	(331)	6,670	779
Adjusted diluted EPS ($) (1)						$7.23
See previous page for footnote references.

16	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2020	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$7,922	$4,121	$2,043	$4,053	$602	$18,741	$1,520
Provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	358
Non-interest expenses	4,308	2,179	1,126	1,929	1,820	11,362	838
Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890	324
Income taxes	640	437	55	505	(539)	1,098	42
Net income (loss)	1,785	1,202	375	1,308	(878)	3,792	282
Net income attributable to non-controlling interests	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders	1,785	1,202	375	1,308	(880)	3,790	282
Diluted EPS ($) (1)						$4.11
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(8)	$(1)	$(83)	$–	$(13)	$(105)	$(62)
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(114)	(114)	–
Increase in legal provisions	–	–	–	–	(70)	(70)	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	79	79	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	(339)	(339)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(248)	(248)	–
Impact of items of note on non-interest expenses	(8)	(1)	(83)	–	(705)	(797)	(62)
Total pre-tax impact of items of note on net income	8	1	83	–	705	797	62
Income taxes
Amortization of acquisition-related intangible assets	2	–	22	–	1	25	17
Charge related to the consolidation of our real estate portfolio	–	–	–	–	30	30	–
Increase in legal provisions	–	–	–	–	19	19	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	(21)	(21)	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	89	89	–
Impact of items of note on income taxes	2	–	22	–	118	142	17
Total after-tax impact of items of note on net income	$6	$1	$61	$–	$587	$655	$45
Impact of items of note on diluted EPS ($) (1)						$0.74
Operating results – adjusted (4)
Total revenue – adjusted (5)	$7,922	$4,121	$2,043	$4,053	$602	$18,741	$1,520
Provision for (reversal of) credit losses – adjusted	1,189	303	487	311	199	2,489	358
Non-interest expenses – adjusted	4,300	2,178	1,043	1,929	1,115	10,565	776
Income (loss) before income taxes – adjusted	2,433	1,640	513	1,813	(712)	5,687	386
Income taxes – adjusted	642	437	77	505	(421)	1,240	59
Net income (loss) – adjusted	1,791	1,203	436	1,308	(291)	4,447	327
Net income attributable to non-controlling interests – adjusted	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders – adjusted	1,791	1,203	436	1,308	(293)	4,445	327
Adjusted diluted EPS ($) (1)						$4.85
See previous pages for footnote references.

CIBC 2022 ANNUAL REPORT	17

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2019	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,240	$4,027	$1,911	$3,475	$958	$18,611	$1,438
Provision for (reversal of) credit losses	889	163	73	160	1	1,286	55
Non-interest expenses	4,459	2,106	1,114	1,802	1,375	10,856	838
Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469	545
Income taxes	766	471	76	396	(361)	1,348	58
Net income (loss)	2,126	1,287	648	1,117	(57)	5,121	487
Net income attributable to non-controlling interests	–	–	–	–	25	25	–
Net income (loss) attributable to equity shareholders	2,126	1,287	648	1,117	(82)	5,096	487
Diluted EPS ($) (1)						$5.60
Impact of items of note (2)
Revenue
Settlement of certain income tax matters	$–	$–	$–	$–	$(67)	$(67)	$–
Purchase accounting adjustments (3)	–	–	(34)	–	–	(34)	(26)
Impact of items of note on revenue	–	–	(34)	–	(67)	(101)	(26)
Non-interest expenses
Amortization of acquisition-related intangible assets	(9)	(1)	(88)	–	(11)	(109)	(66)
Transaction and integration-related costs as well as purchase accounting adjustments (3)	–	–	–	–	11	11	–
Increase in legal provisions	–	–	–	–	(28)	(28)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(135)	(135)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	(227)	–	–	–	–	(227)	–
Impact of items of note on non-interest expenses	(236)	(1)	(88)	–	(163)	(488)	(66)
Total pre-tax impact of items of note on net income	236	1	54	–	96	387	40
Income taxes
Amortization of acquisition-related intangible assets	2	–	23	–	2	27	17
Transaction and integration-related costs as well as purchase accounting adjustments (3)	–	–	(9)	–	(3)	(12)	(7)
Increase in legal provisions	–	–	–	–	7	7	–
Settlement of certain income tax matters	–	–	–	–	(18)	(18)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	60	–	–	–	–	60	–
Impact of items of note on income taxes	62	–	14	–	(12)	64	10
Total after-tax impact of items of note on net income	$174	$1	$40	$–	$108	$323	$30
Impact of items of note on diluted EPS ($) (1)						$0.36
Operating results – adjusted (4)
Total revenue – adjusted (5)	$8,240	$4,027	$1,877	$3,475	$891	$18,510	$1,412
Provision for (reversal of) credit losses – adjusted	889	163	73	160	1	1,286	55
Non-interest expenses – adjusted	4,223	2,105	1,026	1,802	1,212	10,368	772
Income (loss) before income taxes – adjusted	3,128	1,759	778	1,513	(322)	6,856	585
Income taxes – adjusted	828	471	90	396	(373)	1,412	68
Net income – adjusted	2,300	1,288	688	1,117	51	5,444	517
Net income attributable to non-controlling interests – adjusted	–	–	–	–	25	25	–
Net income attributable to equity shareholders – adjusted	2,300	1,288	688	1,117	26	5,419	517
Adjusted diluted EPS ($) (1)						$5.96
See previous pages for footnote references.

18	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis
The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2018	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,595	$3,836	$1,760	$2,935	$708	$17,834	$1,366
Provision for (reversal of) credit losses	741	5	79	(30)	75	870	61
Non-interest expenses	4,395	2,067	1,023	1,492	1,281	10,258	794
Income (loss) before income taxes	3,459	1,764	658	1,473	(648)	6,706	511
Income taxes	919	478	97	387	(459)	1,422	75
Net income (loss)	2,540	1,286	561	1,086	(189)	5,284	436
Net income attributable to non-controlling interests	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders	2,540	1,286	561	1,086	(206)	5,267	436
Diluted EPS ($) (1)						$5.82
Impact of items of note (2)
Revenue
Purchase accounting adjustments (3)	$–	$–	$(55)	$–	$(8)	$(63)	$(43)
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	–	–	61	61	–
Impact of items of note on revenue	–	–	(55)	–	53	(2)	(43)
Provision for (reversal of) credit losses
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	–	–	(28)	(28)	–
Impact of items of note on provision for (reversal of) credit losses	–	–	–	–	(28)	(28)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(12)	(1)	(91)	–	(11)	(115)	(71)
Transaction and integration-related costs as well as purchase accounting adjustments (3)	–	–	–	–	(79)	(79)	–
Impact of items of note on non-interest expenses	(12)	(1)	(91)	–	(90)	(194)	(71)
Total pre-tax impact of items of note on net income	12	1	36	–	171	220	28
Income taxes
Amortization of acquisition-related intangible assets	3	–	26	–	1	30	21
Transaction and integration-related costs as well as purchase accounting adjustments (3)	–	–	(17)	–	2	(15)	(13)
Increase in legal provisions	–	–	–	–	–	–	–
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	–	–	19	19	–
Charge from net tax adjustments resulting from U.S. tax reforms	–	–	–	–	(88)	(88)	–
Impact of items of note on income taxes	3	–	9	–	(66)	(54)	8
Total after-tax impact of items of note on net income	9	1	27	–	237	274	20
After-tax impact of items of note on non-controlling interests	–	–	–	–	5	5	–
After-tax impact of items of note on net income attributable to equity shareholders	$9	$1	$27	$–	$232	$269	$20
Impact of items of note on diluted EPS ($) (1)						$0.29
Operating results – adjusted (4)
Total revenue – adjusted (5)	$8,595	$3,836	$1,705	$2,935	$761	$17,832	$1,323
Provision for (reversal of) credit losses – adjusted	741	5	79	(30)	47	842	61
Non-interest expenses – adjusted	4,383	2,066	932	1,492	1,191	10,064	723
Income (loss) before income taxes – adjusted	3,471	1,765	694	1,473	(477)	6,926	539
Income taxes – adjusted	922	478	106	387	(525)	1,368	83
Net income – adjusted	2,549	1,287	588	1,086	48	5,558	456
Net income attributable to non-controlling interests – adjusted	–	–	–	–	22	22	–
Net income attributable to equity shareholders – adjusted	2,549	1,287	588	1,086	26	5,536	456
Adjusted diluted EPS ($) (1)						$6.11
See previous pages for footnote references.

CIBC 2022 ANNUAL REPORT	19

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$2,249	$1,895	$760	$1,908	$(569)	$6,243	$588
	Add: provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
	Add: income taxes	809	680	151	718	(628)	1,730	117
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,934	2,598	1,129	2,564	(1,195)	9,030	874
	Pre-tax impact of items of note (2)(3)	105	–	68	–	185	358	53
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$4,039	$2,598	$1,197	$2,564	$(1,010)	$9,388	$927
2021	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446	$739
	Add: provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
	Add: income taxes	892	601	222	646	(485)	1,876	177
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,736	2,227	1,073	2,403	(959)	8,480	855
	Pre-tax impact of items of note (2)	12	–	68	–	245	325	54
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$3,748	$2,227	$1,141	$2,403	$(714)	$8,805	$909
2020	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792	$282
	Add: provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	358
	Add: income taxes	640	437	55	505	(539)	1,098	42
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,614	1,942	917	2,124	(1,218)	7,379	682
	Pre-tax impact of items of note (2)	8	1	83	–	705	797	62
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$3,622	$1,943	$1,000	$2,124	$(513)	$8,176	$744
2019	Net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121	$487
	Add: provision for (reversal of) credit losses	889	163	73	160	1	1,286	55
	Add: income taxes	766	471	76	396	(361)	1,348	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,781	1,921	797	1,673	(417)	7,755	600
	Pre-tax impact of items of note (2)	236	1	54	–	96	387	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$4,017	$1,922	$851	$1,673	$(321)	$8,142	$640
2018	Net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284	$436
	Add: provision for (reversal of) credit losses	741	5	79	(30)	75	870	61
	Add: income taxes	919	478	97	387	(459)	1,422	75
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,200	1,769	737	1,443	(573)	7,576	572
	Pre-tax impact of items of note (2)	12	1	36	–	171	220	28
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (4)	$4,212	$1,770	$773	$1,443	$(402)	$7,796	$600

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

20	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations
Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.
Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.
The
non-interest
expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.
Revenue, taxable equivalent basis
Certain SBUs evaluate revenue on a TEB. In order to arrive at the TEB amount, the SBUs gross up tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt
sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

CIBC 2022 ANNUAL REPORT	21

Management’s discussion and analysis

Canadian Personal and Business Banking
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.

Our business strategy
We are focused on helping our clients achieve their ambitions, and delivering sustainable, market-leading performance. To achieve this, our strategy continues to comprise three key priorities:
•	Introducing more opportunities for our clients to deal with us digitally by investing in digital and real-time remote capabilities;
•	Providing our team with the tools to deliver an excellent experience for our clients consistent with a one-team approach; and
•	Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them.
2022 progress
In 2022, we demonstrated positive momentum, with our strongest net client growth since 2017, as we welcomed new clients to our bank. Looking at our client experience, we improved to 2nd place in the J.D. Power Client Satisfaction survey, up from 5th last year. In addition, we continued to narrow our primary clients’ net promoter score gap to the leader in the Ipsos Customer Satisfaction Index study. With excellent revenue diversification, we remained focused on generating high-value growth despite headwinds. We drove unprecedented growth in our everyday bank account openings and leading market share growth in lending. We also continued to support our clients’ homeownership ambitions by enhancing the mortgage origination and renewal process, and helping them navigate rising interest rates. We will maintain focus on our three strategic priorities and build on our 2022 momentum and success.

Introducing more opportunities for our clients to deal with us digitally
•
Ranked #1 in Online Banking Satisfaction by J.D. Power and recognized by Digital Banker for Outstanding Digital Client Experience in Mobile Banking as well as for using in-house research and client feedback to improve digital journeys.

•
Introduced CIBC Smart Start, our enhanced youth and student banking offer which provides market-leading value. Clients can open a new account digitally and enjoy no-fee
banking, including free direct investing through CIBC Investor’s Edge, until the age of 25.

•	Announced a strategic investment to bring a new merchant services platform called Tyl by CIBC to Canada.
•	Delivered a market-leading Interac e-Transfer feature, enabling clients to set recurring or future-dated e-Transfer payments.
•	Announced a new collaboration with Willful, a digital solution for estate planning, making financial planning easier and affordable for clients.
•	Introduced more digital options for clients to renew their mortgage online, including an enhanced online pre-qualification tool.
•	Improved the digital onboarding experience allowing clients to start banking within minutes by adding a digital debit card to their mobile wallet and automatically linking new cards to their profiles.
Providing our team with the tools to deliver an excellent experience for our clients
•	Ranked #1 on Investment Executive 2022 Report Card on Banks, for the seventh consecutive year.
•	Announced an agreement with nCino, to digitize the end-to-end account open and lending experience for both business clients and team members.
•
Introduced accessible credit, debit and Smart prepaid card sleeves for clients who are blind, have low vision or specific conditions such as glaucoma, including the card name, number and expiry date in braille or larger print.

•	Launched Smart Interest on the CIBC eAdvantage Savings Account for clients who save $200 or more each month.
•	Welcomed more than two million Costco Mastercard clients and focused on ensuring they were successfully transitioned to their new card.
•
Demonstrated our commitment to inclusion by hosting our first virtual Global Accessibility Awareness Day, sponsoring the MaRS CIBC Inclusive Design Challenge, and removing barriers to services and products for underserved clients including seniors and persons with disabilities.

Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them
•	Named in The Globe and Mail’s 2022 Best B2B Brands for our client engagement throughout the pandemic.
•	Launched the CIBC Black Entrepreneur Program, which includes a $15 million commitment for business loans of up to $250,000 to accelerate the start-up and growth of their businesses.
•	Improved the mortgage experience by engaging clients ahead of prime rate increases to help them manage rising interest rates.
•	Supported displaced Ukrainians with our newcomer banking offer, helped them find Ukrainian-speaking advisors, and provided welcome kits.
•
Helped clients learn how to integrate climate action into their everyday lives through our new CIBC Climate Centre on cibc.com, which provides a number of insights on saving energy and how to have a positive impact on the environment.

2022 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)	Average loans and acceptances (1)(2) ($ billions)	Average deposits (2) ($ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.

22	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Our focus for 2023
In Canadian Personal and Business Banking our objective is to deliver sustainable, market-leading performance with a focus on helping our clients achieve their ambitions. Our strategy remains centred on three key priorities:
•	Deliver personalized advice to our clients in a way that is meaningful to them;
•	Introduce more opportunities for our clients to deal with us digitally; and
•	Provide our team with the tools to deliver an excellent experience for our clients.
Results
(1)

$ millions, for the year ended October 31	2022	2021
Revenue	$8,909	$8,150
Provision for (reversal of) credit losses
Impaired	534	484
Performing	342	(134)
Provision for credit losses	876	350
Non-interest expenses	4,975	4,414
Income before income taxes	3,058	3,386
Income taxes	809	892
Net income	$2,249	$2,494
Net income attributable to:
Equity shareholders	$2,249	$2,494
Total revenue
Net interest income	$6,657	$5,954
Non-interest income (2)	2,252	2,196
	$8,909	$8,150
Net interest margin on average interest-earning assets (3)(4)	2.21%	2.21%
Efficiency ratio	55.8%	54.2%
Operating leverage	(3.4)%	0.4%
Return on equity (5)	28.2%	38.1%
Average allocated common equity (5)	$7,987	$6,554
Average assets ($ billions) (3)	$305.1	$272.6
Average loans and acceptances ($ billions) (3)	$302.1	$270.3
Average deposits ($ billions) (3)	$204.0	$187.9
Full-time equivalent employees	13,840	12,629

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $245 million or 10% from 2021, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was up $759 million or 9% from 2021, primarily due to volume growth and higher fee income.
Net interest income was up $703 million or 12% from 2021, primarily due to deposit and loan growth, including from the acquisition of the Canadian Costco credit card portfolio. Non-interest income was up $56 million or 3% from 2021, primarily due to higher fee income.
Net interest margin on average interest-earning assets was comparable with 2021, mainly due to higher deposit margins and the impact of the Canadian Costco credit card portfolio, partially offset by lower loan margins.
Provision for credit losses
Provision for credit losses was up $526 million or 150% from 2021. The current year included a provision for credit losses on performing loans mainly due to an unfavourable change in our economic outlook and the acquisition of the Canadian Costco credit card portfolio, while the prior year included a provision reversal due to a favourable change in our economic outlook driven by the recovery from the
COVID-19
pandemic. Provision for credit losses on impaired loans was up due to higher provisions reflective of higher impaired balances, with write-offs being comparable to the prior year.
Non-interest
expenses
Non-interest
expenses were up $561 million or 13% from 2021, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Income taxes
Income taxes were down $83 million or 9% from 2021, primarily due to lower income.
Average assets
Average assets were up $32.5 billion or 12% from 2021, primarily due to growth in residential mortgages, as well as the acquisition of the Canadian Costco credit card portfolio.

CIBC 2022 ANNUAL REPORT	23

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.

Our business strategy
We are focused on building and enhancing client relationships, being Canada’s leader in financial advice and generating long-term consistent growth. To deliver on this, our three key strategic priorities continue to be:
•	Delivering risk-controlled growth in our Commercial Bank;
•	Accelerating the growth of Private Wealth; and
•	Evolving our Asset Management business.
2022 progress
In 2022, we had positive momentum on our client-focused journey and delivered strong growth across our SBU. As the economic environment continued to evolve, our purpose-driven culture, combined with the bank’s solid capital position and disciplined risk and expense management approach, helped us to deliver consistent financial performance. In Commercial Banking, we had strong demand for both loans and deposits, and we continue to streamline and simplify the digital experience for our clients. In Private Wealth, we made progress on our growth trajectory with a key focus on advisor support programs and new technology. In Asset Management, we further incorporated a comprehensive ESG framework into all actively managed investment strategies. And finally, we had strong referral momentum across our internal teams resulting in deeper client relationships and reinforcing our commitment to helping our clients achieve their ambitions.

Delivering risk-controlled growth in our Commercial Bank
•	Improved client and employee experience by modernizing our systems and streamlining processes.
•	Continued to enhance programs tailored to high-growth industries through our National Industries Program team including centralized marketing and tools to support enriched client conversations.
•	Further expanded CIBC Innovation Banking across North America, providing strategic advice, cash management and funding to technology and life science companies at each stage of their business cycle.
•
Launched dedicated Commercial Banking Inclusion and Diversity and ESG committees, including training modules on addressing gender bias and the importance of an inclusive workplace and inclusive client interactions.

Accelerating the growth of Private Wealth
•	Investment Executive Brokerage Report Card ranked CIBC second overall among the Big 6 banks in 2022.
•	Launched exclusive private banking offers for entrepreneurs, executives, and their children to onboard new relationships, and deepen existing ones.
•
Deepened client relationships through increased financial planning and the onboarding of new Wealth Planning Professionals to further support our integrated wealth offer and help clients achieve their ambitions, resulting in a 40% increase versus last year with over 4,500 plans delivered, contributing an additional $4 billion in AUA.

•	Created a new program to increase partner referrals across the bank to help clients fulfill their broader wealth needs.
•	Achieved 57% higher net flows versus last year in CIBC Wood Gundy related to an ongoing client-focused approach and commitments to financial planning.
•	Launched refreshed competitive recruiting programs to build capacity and gain market share, including an Associate Development Program to enhance career and succession planning.
•	Created frontline capacity through streamlined credit processes and centralizing administrative functions.
•	Launched digital signature with our CIBC Wood Gundy and CIBC Private Investment Counsel for account openings and maintenance activities.
•	The Globe and Mail named 30 CIBC Wood Gundy advisors to Canada’s Top Wealth Advisors list with three advisors ranked in the top 10 .
Evolving our Asset Management business
•	Ranked #3 among Big 6 banks in long-term mutual fund sales as a percent of AUM.
•
Launched CIBC Asset Management (CAM) Chartered Financial Analyst (CFA) Indigenous Scholarship for individuals in our communities that identify as Indigenous who are working towards completing their CFA designation.

•
Announced a three-year partnership with the new Ivey School of Business Women in Asset Management Program designed to overcome the under representation of individuals who self-identify as women in asset management, including an introduction to career opportunities, and CIBC Asset Management internships.

•	Incorporated a climate policy in CAM’s Responsible Investing Policy.
•	Launched inaugural CAM Annual ESG & Stewardship Report which includes tracking climate-specific company engagements.
•
Continued to create new efficiencies and enhance the client experience, including launching the first phase of our investment platform simplification to further streamline account structures, improve onboarding and client reporting and provide enhanced portfolio management capabilities for advisors.

•	Launched several alternative investment products for Private Wealth clients and launched two PIMCO bond funds for Private Wealth and Personal and Business Banking clients.

24	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

2022 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)	Average loans (1)(2) ($ billions)	Average deposits (2) ($ billions)

Average commercial banking loans (1)(2)(3) ($ billions)	Average commercial banking deposits (2) ($ billions)		Assets under administration and management (4) ($ billions)	Canadian retail mutual funds and exchange- traded funds ($ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	Comprises loans and acceptances and notional amount of letters of credit.
(4)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2023
In Commercial Banking and Wealth Management, our ambition is to become the leader in financial advice to both personal and business clients. We remain focused on three strategic priorities:
•	Delivering risk-controlled growth in our Commercial Bank, while fostering strong referrals across CIBC;
•	Accelerating the growth of Private Wealth to deepen client relationships; and
•	Evolving our Asset Management business to increase connectivity within our own bank channels and to launch new technologies to support clients and advisors.

CIBC 2022 ANNUAL REPORT	25

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2022	2021
Revenue
Commercial banking	$2,278	$1,827
Wealth management	2,976	2,843
Total revenue	5,254	4,670
Provision for (reversal of) credit losses
Impaired	22	6
Performing	1	(45)
Provision for (reversal of) credit losses	23	(39)
Non-interest expenses	2,656	2,443
Income before income taxes	2,575	2,266
Income taxes	680	601
Net income	$1,895	$1,665
Net income attributable to:
Equity shareholders	$1,895	$1,665
Total revenue
Net interest income	$1,672	$1,291
Non-interest income (2)	3,582	3,379
	$5,254	$4,670
Net interest margin on average interest-earning assets (3)(4)	3.37%	3.25%
Efficiency ratio	50.5%	52.3%
Operating leverage	3.8%	1.2%
Return on equity (5)	22.9%	24.5%
Average allocated common equity (5)	$8,275	$6,794
Average assets ($ billions) (3)	$84.7	$70.1
Average loans ($ billions) (3)	$87.6	$72.8
Average deposits ($ billions) (3)	$94.0	$83.6
AUA ($ billions)	$324.5	$356.6
AUM ($ billions)	$208.8	$230.3
Full-time equivalent employees	5,711	5,241

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $230 million or 14% from 2021, primarily due to higher revenue, partially offset by higher non-interest expenses and a provision for credit losses in the current year compared with a provision reversal in the prior year.
Revenue
Revenue was up $584 million or 13% from 2021.
Commercial banking
revenue was up $451 million or 25%, primarily due to higher net interest income from loan and deposit growth, higher deposit spreads that benefitted from the rising interest rate environment, and higher fees.
Wealth management
revenue was up $133 million or 5%, primarily due to higher
fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and the impact of net sales, and higher net interest income, mainly from deposits, partially offset by lower commission revenue from decreased client activity.
Net interest margin on average interest-earning assets was up 12 basis points primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for (reversal of) credit losses
Provision for credit losses was up $62 million or 159% from 2021. The current year included a small provision for credit losses on performing loans, while the prior year included a provision reversal due to a favourable change in our economic outlook driven by the recovery from the
COVID-19
pandemic. Provision for credit losses on impaired loans was up mainly attributable to the education, health and social services sector.
Non-interest
expenses
Non-interest
expenses were up $213 million or 9% from 2021, primarily due to higher spending on strategic initiatives, and higher performance-based and employee-related compensation.
Income taxes
Income taxes were up $79 million or 13% from 2021, primarily due to higher income.
Average assets
Average assets were up $14.6 billion or 21% from 2021, primarily due to growth in commercial loans.
Assets under administration
AUA on a spot basis were down $32.1 billion or 9% from 2021, primarily due to market depreciation. AUM amounts are included in the amounts reported under AUA.

26	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services across the U.S., focused on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as personal and small business banking services in four U.S. Midwestern markets.

Our business strategy
Our goal is to grow our purpose-built U.S. commercial and wealth management franchise focused on the private economy and high-growth client segments through a focus on organic growth and seamless connectivity to our Capital Markets and Canadian Commercial Banking and Wealth Management franchises. Our key strategic priorities continue to be:
•	Building and deepening client relationships;
•	Strengthening and diversifying our deposit base;
•	Improving efficiency through data and technology; and
•	Advancing the growth and transformation of our business.
2022 progress
In 2022, our continued focus on deep-rooted relationship banking continues to attract new clients and at the same time provides us with opportunities to do more with existing clients. As a result, we drove strong loan, deposit and AUM/AUA net flows. Investments in our business to support growth allow us to continue to expand the products and services we offer, improve processes and technology and meet client needs.
Building and deepening client relationships
•	Drove solid loan and deposit growth, including continued expansion of our private banking business with existing commercial and wealth clients.
•	Generated strong growth in AUM and AUA net flows, which helped to offset the impact of volatile investment markets during the year.
•	Leveraged our strong partnership with our Capital Markets franchise to provide a wider range of products and services to U.S. commercial and wealth clients.
•	Ranked as a Top Ten Registered Investment Advisor by Barron’s for the third consecutive year.
Strengthening and diversifying our deposit base
•	Maintained a diversified funding strategy through our commercial, private banking and retail clients.
•	Continued growth in private banking.
•	Expanded deposit gathering, including leveraging the rising rate environment to attract new clients to our CIBC Agility online savings platform.
Improving efficiency through data and technology
•
Advanced the implementation of customer relationship management and data strategy initiatives to further the connectivity between teams, provide a consolidated view of our businesses and support a strong risk management infrastructure.

•	Continued to refine client-facing processes making it easier for clients to bank with us, including launching the Zelle ® person-to-person payment platform.
•	Began implementation of a consolidated wealth management system to improve client service.
Advancing the growth and transformation of our business
•	Expanded Commercial Banking industry specialties with the launch of Equipment Financing, and added Junior Debt lending and advisory services.
•	Further enhanced our risk and change management infrastructure to support our growth.
2022 financial review

Revenue (US$ billions)	Net income ($ millions)	Net income (US$ millions)	Operating leverage (% in U.S. dollars)

CIBC 2022 ANNUAL REPORT	27

Management’s discussion and analysis

Average loans (1)(2) (US$ billions)	Average deposits (2) (US$ billions)	Average commercial banking loans (1)(2) (US$ billions)	Assets under administration and management (3) (US$ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2023
To build on our momentum across U.S. Commercial Banking and Wealth Management, we will continue to focus on helping our clients achieve their ambitions by:
•	Growing Commercial Banking by delivering expertise and unique solutions leveraging the strength of our franchise to provide lending and deposit services;
•	Expanding Private Wealth and Private Banking with the high-net-worth and ultra-high-net-worth segments, and in fast-growing markets; and
•	Investing in people, technology and infrastructure to scale our platform, strengthen our risk management capabilities, enhance data-driven decision making and create greater efficiencies.
Results in Canadian dollars
(1)

$ millions, for the year ended October 31	2022	2021
Revenue
Commercial banking	$1,613	$1,444
Wealth management (2)	844	750
Total revenue (3)	2,457	2,194
Provision for (reversal of) credit losses
Impaired	113	104
Performing	105	(179)
Provision for (reversal of) credit losses	218	(75)
Non-interest expenses	1,328	1,121
Income before income taxes	911	1,148
Income taxes	151	222
Net income	$760	$926
Net income attributable to:
Equity shareholders	$760	$926
Total revenue (3)
Net interest income	$1,655	$1,449
Non-interest income	802	745
	$2,457	$2,194
Average allocated common equity (5)	$10,422	$8,975
Average assets ($ billions) (4)	$54.0	$46.7
Average loans ($ billions) (4)	$48.3	$41.4
Average deposits ($ billions) (4)	$45.6	$41.4
AUA ($ billions) (6)	$121.0	$124.5
AUM ($ billions) (6)	$93.2	$96.4
Full-time equivalent employees	2,472	2,170

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program.
(3)	Included $8 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2021: $15 million).
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

28	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Results in U.S. dollars
(1)

US$ millions, for the year ended October 31	2022	2021
Revenue
Commercial banking	$1,249	$1,151
Wealth management (2)	653	597
Total revenue (3)	1,902	1,748
Provision for (reversal of) credit losses
Impaired	87	82
Performing	82	(143)
Provision for (reversal of) credit losses	169	(61)
Non-interest expenses	1,028	893
Income before income taxes	705	916
Income taxes	117	177
Net income	$588	$739
Net income attributable to:
Equity shareholders	$588	$739
Total revenue (3)
Net interest income	$1,281	$1,154
Non-interest income	621	594
	$1,902	$1,748
Net interest margin on average interest-earning assets (4) (5)	3.42%	3.50%
Efficiency ratio	54.0%	51.1%
Operating leverage	(6.3)%	8.5%
Return on equity (4)	7.3%	10.3%
Average allocated common equity (6)	$8,066	$7,149
Average assets ($ billions) (4)	$41.7	$37.2
Average loans ($ billions) (4)	$37.4	$33.0
Average deposits ($ billions) (4)	$35.3	$33.0
AUA ($ billions) (7)	$88.8	$100.6
AUM ($ billions) (7)	$68.4	$77.9

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program.
(3)	Included US$6 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2021: US$12 million).
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.
(7)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.
Financial overview
Net income was down $166 million or 18% (US$151 million or 20%) from 2021, primarily due to a provision for credit losses in the current year compared with a provision reversal in the prior year and higher non-interest expenses, partially offset by higher revenue.
Revenue
Revenue was up US$154 million or 9% from 2021.
Commercial banking
revenue was up US$98 million or 9%, primarily due to higher net interest income from loan growth and higher fees from loan syndication, partially offset by lower loan margins.
Wealth management
revenue was up US$56 million or 9%, primarily due to higher net interest income from deposit growth, higher deposit margins, and higher fee-based revenue driven by higher average AUA and AUM balances and net sales.
Net interest margin on average interest-earning assets was down 8 basis points, primarily due to lower loan margins, and lower loan repayment fees due to the PPP, partially offset by higher deposit margins.
Provision for (reversal of) credit losses
The current year included a provision for credit losses of US$169 million, while the prior year included a provision reversal of US$61 million. The current year included a provision for credit losses on performing loans due to unfavourable portfolio migration and model parameter updates, while the prior year included a provision reversal due to a favourable change in our economic outlook driven by the recovery from the
COVID-19
pandemic. Provision for credit losses on impaired loans was up due to higher provisions in the capital goods manufacturing sector, partially offset by lower provisions in the real estate and construction sector.
Non-interest
expenses
Non-interest
expenses were up US$135 million or 15% from 2021, primarily due to higher employee-related and performance-based compensation, and higher spending of US$94 million on strategic initiatives in support of growth in our commercial banking platform and infrastructure build in our U.S. franchise.
Income taxes
Income taxes were down US$60 million or 34% from 2021, primarily due to lower income.
Average assets
Average assets were up US$4.5 billion or 12% from 2021, primarily due to growth in loans.
Assets under administration
AUA were down US$11.8 billion or 12% from 2021, primarily due to market depreciation, partially offset by net sales. AUM amounts are included in the amounts reported under AUA.

CIBC 2022 ANNUAL REPORT	29

Management’s discussion and analysis

Capital Markets
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which focuses on expanding CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Our business strategy
Our goal is to deliver leading capital markets solutions to our North American and international clients by providing best-in-class
insight, advice and execution. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our three key strategic priorities continue to be:
•	Delivering the leading capital markets platform in Canada to our core clients;
•	Building a North American client platform with global capabilities; and
•	Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank.
2022 progress
In 2022, we continued to make progress on our strategic priorities with an emphasis on deepening client relationships, growing in the U.S. and enhancing connectivity across the bank. Collectively, these efforts have built a well-diversified Capital Markets business that delivers consistent performance and growth. Our growth in 2022 was enabled by our strong focus on our clients and favourable market conditions in Global Markets. In addition, we further expanded our Direct Financial Services business to generate more recurring revenue and attract new clients seeking a convenient, digitally-enabled banking and investing model.
Delivering the leading capital markets platform in Canada to our core clients
•
Continued delivering industry-leading advice and capital markets solutions by expanding our Energy, Infrastructure and Transition group to complement our existing platform and enable the transition to a lower carbon future.

•	Strengthened our platform by continuing to invest in talent and technology, including investments in our talent and simplifying processes to support our client-focused culture.
•	Committed $100 million in limited partnership investments dedicated to investing in key climate tech and energy transition funds, driving the development of new climate innovations.
•
Announced multi-year partnerships with the University of Calgary, the Schulich School of Business, and McGill University, to help foster the energy transition ecosystem and enable new ideas and develop a new generation of leaders.

Building a North American client platform with global capabilities
•	Made a strategic investment in New York and London co-headquartered specialized private markets firm Sera Global, which is aligned with our strategy to accelerate our momentum in the U.S.
•
Achieved top 10 ranking in financing for the renewable industry across North America for transactions that closed from January 1, 2022 to September 30, 2022 (North American Renewables League Tables by
Inframation
).

•
Expanded Carbonplace (formally known as Project Carbon) with three new members, providing settlements infrastructure and systems for marketplaces and exchanges in the voluntary carbon market, helping to enable the sustainability ambitions of our clients.

•	Recipient of Global Finance’s North American Regional Awards for Outstanding Leadership in Transition & Sustainability Linked Bonds and for Outstanding Leadership in Green Bonds.
•	CIBC Cleary Gull was the recipient of M&A Atlas Americas Awards for Americas Industries Manufacturing Deal of the Year (Middle Market) and USA Deal of the Year (Small Markets).
Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank
•	Expanded our industry-first Canadian Depositary Receipts lineup as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
•
Broadened the banking services available to clients through Simplii Financial, becoming the first Canadian digital banking brand to offer recurring and future-dated
Interac
e-Transfer
transactions and establish a digital gift card marketplace, in addition to launching a U.S. dollar savings account, partnerships with Visa Direct and MoneyGram, and winning Best Bank in Canada for Value for Money by Ipsos.

•	Continued to enhance our offerings to clients within our Global Money Transfer platform, with services such as Cash Pickup and Digital Identity Verification.
As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:
•	Financial advisor to Blackstone Infrastructure Partners on its US$3 billion equity investment in Invenergy Renewable Holdings LLC to accelerate renewable development activities.
•
Financial advisor to Innergex Renewable Energy Inc. on its acquisition of Aela Generación S.A. and Aela Energía SpA, one of Chile’s largest independent power producers of renewable energy, for a transaction value of US$686 million; lead on a $173 million issue of common shares and provision of acquisition credit facilities in support of the transaction; also, joint lead placement agent on a US$710 million dual tranche private placement of senior notes for Aela Generación S.A. and assisted in the implementation of a financial risk management strategy.

•
Financial advisor to Cameco Corporation on the acquisition of Westinghouse Electric Company, through a strategic partnership with Brookfield Renewable Partners, for a transaction value of US$7.9 billion (closing expected in the second half of 2023); lead on a US$748 million issue of common shares and joint bookrunner, joint lead arranger and administrative agent on a US$600 million senior term loan facility and joint bookrunner, joint lead arranger and syndication agent on a US$1 billion senior 364-day bridge facility in support of the acquisition.

30	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

•	Exclusive financial advisor to TELUS Corporation on its acquisition of LifeWorks Inc. for a transaction value of $2.9 billion.
•	Exclusive financial advisor to Resolute Forest Products Inc. on its sale to Paper Excellence Group for a transaction value of US$2.7 billion (expected to close in the first half of 2023).
•
Joint bookrunner on a number of corporate green/sustainable bonds including TELUS Corporation’s $1.1 billion sustainability-linked notes, iA Financial Corporation’s $300 million sustainable debentures and Ontario Power Generation’s $300 million green notes offerings as well as joint bookrunner for the Government of Canada’s $5 billion green bonds, Province of Ontario’s $1.75 billion green bond, Province of Quebec’s $1 billion green notes and European Investment Bank’s $1.4 billion climate awareness bond offerings.

•
Led the structuring and execution of a number of Sustainability-Linked Loans (SLLs) in Canada, including acting as joint bookrunner, co-lead
arranger and sustainability structuring agent on a SLL overlay to the $750 million Revolver for Cogeco Communications Inc. and acting as co-sustainability
structuring agent for Hydro One’s amendments to incorporate the SLL structure to the existing $2.3 billion Hydro One Inc. and $250 million Hydro One Limited syndicated credit facilities. Hydro One is the first organization in Canada to incorporate increasing Indigenous procurement spend as a key sustainability performance measure in the loan.

2022 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)

Average loans and acceptances ($ billions)	Average deposits ($ billions)	Average value-at-risk (VaR) ($ millions)	Revenue – Direct financial services ($ millions)

Our focus for 2023
To support our bank’s long-term objectives, Capital Markets remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients’ ambitions a reality. We will continue to do this by:
•	Maintaining our focused approach to client coverage in Canada;
•	Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
•	Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offerings to our clients.

CIBC 2022 ANNUAL REPORT	31

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2022	2021
Revenue
Global markets	$2,322	$2,076
Corporate and investment banking	1,700	1,616
Direct financial services	979	828
Total revenue (2)	5,001	4,520
Provision for (reversal of) credit losses
Impaired	(31)	32
Performing	(31)	(132)
Reversal of credit losses	(62)	(100)
Non-interest expenses	2,437	2,117
Income before income taxes	2,626	2,503
Income taxes (2)	718	646
Net income	$1,908	$1,857
Net income attributable to:
Equity shareholders	$1,908	$1,857
Efficiency ratio	48.7%	46.8%
Operating leverage	(4.4)%	1.7%
Return on equity (3)	21.3%	25.6%
Average allocated common equity (3)	$8,978	$7,241
Average assets ($ billions) (4)	$284.3	$255.1
Average loans and acceptances ($ billions) (4)	$62.5	$47.8
Average deposits ($ billions) (4)	$100.5	$86.0
Full-time equivalent employees (5)	2,384	2,225

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $211 million (2021: $204 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)
In 2021, 79 full-time equivalent employees related to Simplii Financial’s call centre operations were transferred to Capital Markets from Corporate and Other, with no financial impact as the costs were previously allocated to Direct financial services.

Financial overview
Net income was up $51 million or 3% from 2021, primarily due to higher revenue, partially offset by higher non-interest
expenses and a lower provision reversal in the current year.
Revenue
Revenue was up $481 million or 11% from 2021.
Global markets
revenue was up $246 million or 12%, primarily due to higher foreign exchange, global collateral finance and equity derivatives trading revenue, partially offset by lower commodities trading revenue.
Corporate and investment banking
revenue was up $84 million or 5%, primarily due to higher corporate banking and advisory revenue, and higher gains from our investment portfolios, partially offset by lower equity and debt underwriting activity.
Direct financial services
revenue was up $151 million or 18%, primarily due to higher revenue from Simplii Financial, and higher volumes and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.
Provision for (reversal of) credit losses
Provision reversal of credit losses was down $38 million or 38% from 2021. The provision reversal of credit losses on performing loans was down as the prior year included a favourable change in our economic outlook driven by the recovery from the COVID-19 pandemic, and favourable portfolio migration. The current year included a provision reversal of credit losses on impaired loans attributable to the oil and gas, and utilities sectors, while the prior year included a provision for credit losses mainly in the utilities sector.
Non-interest
expenses
Non-interest
expenses were up $320 million or 15% from 2021, primarily due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Income taxes
Income taxes were up $72 million or 11% from 2021, primarily due to higher income.
Average assets
Average assets were up $29.2 billion or 11% from 2021, primarily due to higher loan balances, trading securities and higher derivative valuation.

32	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results
(1)

$ millions, for the year ended October 31	2022	2021
Revenue
International banking	$778	$687
Other	(566)	(206)
Total revenue (2)	212	481
Provision for (reversal of) credit losses
Impaired	59	76
Performing	(57)	(54)
Provision for credit losses	2	22
Non-interest expenses	1,407	1,440
Loss before income taxes	(1,197)	(981)
Income taxes (2)	(628)	(485)
Net income (loss)	$(569)	$(496)
Net income (loss) attributable to:
Non-controlling interests	$23	$17
Equity shareholders	(592)	(513)
Full-time equivalent employees	26,020	23,017

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $211 million (2021: $204 million).

Financial overview
Net loss was up $73 million from 2021, due to lower revenue, partially offset by lower non-interest
expenses and lower provision for credit losses.
Revenue
Revenue was down $269 million from 2021.
International banking
revenue was up $91 million, primarily due to the impact of foreign exchange translation, higher net product spreads that benefitted from the rising interest rate environment, and higher fee-based revenue in CIBC FirstCaribbean.
Other
revenue was down $360 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit and liquidity spreads.
Provision for (reversal of) credit losses
Provision for credit losses was down $20 million from 2021. The provision reversal of credit losses on performing loans was comparable to the prior year. The provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were down $33 million from 2021, mainly due to a lower charge related to the consolidation of our real estate portfolio, shown as an item of note, and lower unallocated corporate support costs, partially offset by higher employee termination costs and higher expenses in CIBC FirstCaribbean.
Income taxes
Income tax benefit was up $143 million from 2021, primarily due to a higher loss.

CIBC 2022 ANNUAL REPORT	33

Management’s discussion and analysis

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at October 31	2022	2021
Assets
Cash and deposits with banks	$63,861	$56,997
Securities	175,879	161,401
Securities borrowed and purchased under resale agreements	84,539	79,940
Loans and acceptances	528,657	462,879
Derivative instruments	43,035	35,912
Other assets	47,626	40,554
	$943,597	$837,683
Liabilities and equity
Deposits	$697,572	$621,158
Obligations related to securities lent, sold short and under repurchase agreements	97,308	97,133
Derivative instruments	52,340	32,101
Acceptances	11,586	10,961
Other liabilities	28,117	24,961
Subordinated indebtedness	6,292	5,539
Equity	50,382	45,830
	$943,597	$837,683
Assets
Total assets as at October 31, 2022 were up $105.9 billion or 13% from 2021, of which approximately $27 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks increased by $6.9 billion or 12%, primarily due to higher short-term placements in Treasury.
Securities increased by $14.5 billion or 9%, primarily due to increases in U.S. Treasury and Canadian government debt securities, partially offset by decreases in corporate equity. Further details on the composition of securities is provided in Note 4 to the consolidated financial statements.
Securities borrowed and purchased under resale agreements increased by $4.6 billion or 6%, primarily due to client-driven activities.
Net loans and acceptances increased by $65.8 billion or 14%, primarily due to increases in business and government loans, which included the impact of foreign exchange translation, Canadian residential mortgages, and the credit card portfolio, which included the addition of the Canadian Costco credit card portfolio acquired in the second quarter. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.
Derivative instruments increased by $7.1 billion or 20%, largely driven by increases in foreign exchange derivatives valuation, partially offset by a decrease in equity derivatives valuation.
Other assets increased by $7.1 billion or 17%, primarily due to increases in collateral pledged for derivatives, software and other intangibles, and tax receivables, partially offset by a decrease in broker receivables.
Liabilities
Total liabilities as at October 31, 2022 were up $101.4 billion or 13% from 2021, of which approximately $27 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $76.4 billion or 12%, primarily due to increased wholesale funding and business and government deposits, both of which included the impact of foreign exchange translation, and domestic retail volume growth. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements was comparable with the prior year.
Derivative instruments increased by $20.2 billion or 63%, largely driven by increases in foreign exchange and interest rate derivatives valuation, partially offset by a decrease in equity derivatives valuation.
Acceptances increased by $0.6 billion or 6%, driven by client activities.
Other liabilities increased by $3.2 billion or 13%, primarily due to increases in accrued interest payable and broker payables.
Subordinated indebtedness increased by $0.8 billion or 14%, primarily due to the issuance of subordinated indebtedness in the second quarter. For further details see the “Capital management” section.
Equity
Equity as at October 31, 2022 increased $4.6 billion or 10% from 2021, primarily due to a net increase in retained earnings, accumulated other comprehensive income resulting from a net foreign currency translation gain related to our net investment in foreign operations, the issuance of a limited recourse capital note in the third quarter and the issuance of preferred shares in the fourth quarter, partially offset by net losses recognized in other comprehensive income related to debt securities measured at FVOCI and net losses on cash flow hedges, and the redemption of preferred shares in the third quarter. For further details see the “Capital management” section.

34	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Capital management
Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:
•	Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
•	Enables our businesses to grow and execute on our strategy;
•	Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
•	Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.
We actively manage our capital to meet these objectives in support of our overall enterprise strategy. We also consider the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks.
Capital management and planning framework
We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.
Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the “Enterprise-wide stress testing” section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.
The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC’s capital management through the approval of our risk appetite, capital policy and plan. The RMC is provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting, and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).
Enterprise-wide stress testing
We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

CIBC 2022 ANNUAL REPORT	35

Management’s discussion and analysis

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.
The stress testing process is comprehensive, using a
bottoms-up
analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.
Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.
A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC’s recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC’s orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the “Management of risk” section.
Recovery plan
FRFIs must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.
Resolution plan
The Canada Deposit Insurance Corporation (CDIC) Resolution Planning
By-law
establishes a statutory framework pursuant to which domestic systemically important banks
(D-SIBs)
submit and maintain resolution plans that are critical to support resolvability and financial sector stability. CDIC, Canada’s resolution authority for its member institutions, including
D-SIBs,
has issued guidance for the development, maintenance and testing of comprehensive resolution plans and related strategies to demonstrate their operational capability, thus ensuring resolvability can be achieved in an orderly fashion. CIBC’s resolution plan has been developed and maintained in alignment with guidance and is in compliance with CDIC’s Resolution Planning
By-law.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.

36	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)
In response to the COVID 19 pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal 2022. The transitional arrangement will no longer apply in Q1 2023. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 2.5% but can range from 0% to 2.5% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at October 31, 2022	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%

(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2022.
(2)	On June 22, 2022, OSFI announced the DSB will remain at 2.5% of total RWA. This level remains unchanged from October 31, 2021.
In the first quarter of 2022, we increased the common equity allocated to our SBUs based on a target CET1 ratio of 11%, from 10% in 2021, for the purpose of capital management. Further increases are possible as a result of the downside risks inherent in the economic outlook.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC 2022 ANNUAL REPORT	37

Management’s discussion and analysis

Risk-weighted assets
The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk (1)
Basel provides three approaches for calculating credit risk capital requirements:
•    Standardized
•    Foundation
•    Advanced internal ratings-based (AIRB)

OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.
We have adopted the AIRB approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. We utilize the standardized approach for credit portfolios within CIBC Bank USA and CIBC FirstCaribbean. We periodically review portfolios under the standardized approach for consideration of adoption of the AIRB approach.
	OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions: • Standardized Approach (SA-CCR) • Internal Model Method (IMM)	Effective April 30, 2020, CIBC has adopted the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions remain under the SA-CCR approach.

OSFI provides four approaches for calculating CCR for repo-style transactions:
•    Comprehensive approach, with supervisory haircuts
•    Comprehensive approach, with own estimate haircuts
•    Repo VaR approach
•    IMM
The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.
	Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include: • Standardized • Market-based • Look-through • Mandate-based • Fall-back	We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.

Basel provides the following approaches for calculating capital requirements for securitization positions:
•    Internal Ratings-Based Approach
(SEC-IRBA)
•    Internal Assessment Approach
(SEC-IAA)
•    External Ratings-Based Approach
(SEC-ERBA)
•    Standardized Approach
(SEC-SA)
We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book.
Market risk
Market risk capital requirements can be determined under the following approaches:
•    Standardized
•    Internal models

Internal models involve the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.
We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, IRC and a capital charge for risk not captured in VaR. We also use
SEC-ERBA
for trading book securitization positions.
Operational risk	Operational risk capital requirements can be determined under the following approaches: • Basic indicator approach • Standardized approach	We use the standardized approach based on OSFI rules to calculate operational risk capital.

(1)	Includes CCR.
We also calculate a capital floor based on the standardized approaches. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, currently at 70%, an adjustment to our RWA would be required.

38	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, as well as to respond to changes in market conditions as a result of the
COVID-19
pandemic, with the overall objective of enhancing financial stability. The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2021 Annual Report and transitional arrangements in response to the
COVID-19
pandemic.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. The implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which is the first quarter of 2024. The revisions to the LAR Guideline will be implemented as of April 1, 2023. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational, market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the Leverage Ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
OSFI also announced revisions to existing Pillar 3 disclosure to be implemented in the second quarter of 2023 and new Pillar 3 disclosure to be implemented in the fourth quarter of 2023 for
D-SIBs.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI has not adopted the related changes and currently requires implementation of the 2019 market risk framework in the first quarter of 2024.
Transitional arrangements for the capital treatment of expected loss provisioning
In response to the
COVID-19
pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that decreases over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The temporary transitional arrangements for ECL provisioning will no longer apply after October 31, 2022.
Leverage ratio
On April 9, 2020, OSFI announced temporary exclusion of central bank reserves and qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic. Starting January 1, 2022, the temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure was no longer applicable. On September 13, 2022, OSFI announced that the temporary exclusion of central bank reserves from the leverage exposure measure will be no longer applicable effective April 1, 2023. As noted above, effective February 1, 2023,
D-SIBs
will be expected to have leverage ratios that meet or exceed 3.5%, including a leverage ratio buffer introduced under the modified Leverage Ratio framework as part of Basel III reforms.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

CIBC 2022 ANNUAL REPORT	39

Management’s discussion and analysis

Regulatory capital and ratios
The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2022	2021
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$14,841	$14,461
Retained earnings	28,823	25,793
AOCI (and other reserves)	1,594	1,069
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	107	116
CET1 capital before regulatory adjustments	45,365	41,439
CET1 capital: regulatory adjustments
Prudential valuation adjustments	23	18
Goodwill (net of related tax liabilities)	5,268	4,877
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	2,289	1,737
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	15	7
Defined benefit pension fund net assets (net of related tax liabilities)	1,071	1,051
Other deductions or regulatory adjustments to CET1 as determined by OSFI (1)	(170)	(209)
Other	(136)	207
Total regulatory adjustments to CET1 capital	8,360	7,688
CET1 capital	37,005	33,751
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (2)	4,923	4,325
Directly issued capital instruments subject to phase out from AT1 (3)	–	251
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	18	17
AT1 capital	4,941	4,593
Tier 1 capital (T1 = CET1 + AT1)	41,946	38,344
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (4)	5,716	4,945
Directly issued capital instruments subject to phase out from Tier 2	–	451
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	25	22
General allowances	576	440
Tier 2 capital (T2)	6,317	5,858
Total capital (TC = T1 + T2)	$48,263	$44,202
Total RWA	$315,634	$272,814
Capital ratios
CET1 ratio	11.7%	12.4%
Tier 1 capital ratio	13.3%	14.1%
Total capital ratio	15.3%	16.2%

(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until the end of 2022.

(2)	Comprised of non-viability contingent capital (NVCC) preferred shares and Limited Recourse Capital Notes (LRCN).
(3)	Comprised of CIBC Tier 1 Notes – Series B due June 30, 2108. On November 1, 2021, CIBC Capital Trust redeemed all $300 million of its Tier 1 Notes – Series B.
(4)	Comprised of certain debentures which qualify as NVCC.
CET1 ratio
The CET1 ratio at October 31, 2022 decreased 0.7% from October 31, 2021, driven by the impact of an increase in RWA, partially offset by the increase in CET1 capital.
The increase in RWA was primarily due to increased book size from organic growth, the impact of foreign exchange translation, the acquisition of the Canadian Costco credit card portfolio, increased operational risk levels and capital model updates.
The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends and distributions) and the impact of foreign currency translation, partially offset by a decrease in AOCI related to debt securities measured at FVOCI and higher intangible assets including the impact from the acquisition of the Canadian Costco credit card portfolio.
Tier 1 capital ratio
The Tier 1 capital ratio at October 31, 2022 decreased 0.8% from October 31, 2021, primarily due to the factors affecting the CET1 ratio noted above, the redemption of
Non-cumulative
Class A Preferred Shares Series 45 (NVCC) (Series 45 shares) and the redemption of CIBC Tier 1 notes which were subject to phase-out rules for capital instruments. These factors are partially offset by the issuance of Limited Recourse Capital Notes Series 3 (LRCN Series 3 Notes) and
Non-cumulative
Class A Preferred Shares Series 56 (NVCC) (Series 56 shares). See the “Capital initiatives” section below for further details.
Total capital ratio
The Total capital ratio at October 31, 2022 decreased 0.9% from October 31, 2021, primarily due to the factors affecting the Tier 1 capital ratio noted above and the phase-out
of
non-qualifying
subordinated indebtedness, partially offset by a $1.0 billion issuance of Tier 2 capital instrument in the current year. See the “Capital initiatives” section below for further details.

40	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Movement in total regulatory capital
Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2022	2021
CET1 capital
Balance at beginning of year	$33,751	$30,876
Shares issued in lieu of cash dividends (add back)	153	132
Other issue of common shares	248	326
Purchase of common shares for cancellation	(29)	–
Premium on purchase of common shares for cancellation	(105)	–
Net income attributable to equity shareholders	6,220	6,429
Dividends and distributions	(3,125)	(2,780)
Change in AOCI balances
Currency translation differences	1,753	(1,115)
Securities measured at FVOCI	(889)	(43)
Cash flow hedges (1)	(799)	(137)
Fair value change of FVO liabilities attributable to changes in credit risk	262	12
Post-employment defined benefit plans	198	917
Removal of own credit spread (net of tax)	(468)	(9)
Shortfall of allowance to expected losses	–	–
Goodwill and other intangible assets (deduction, net of related tax liabilities)	(943)	225
Other, including regulatory adjustments and transitional arrangements (1)(2)	778	(1,082)
CET1 capital balance at end of year	$37,005	$33,751
AT1 capital
Balance at beginning of year	$4,593	$3,899
AT1 eligible capital issues	1,400	750
Impact of the cap on inclusion for instruments subject to phase out (3)	(251)	(51)
Redeemed capital	(800)	–
Other, including regulatory adjustments	(1)	(5)
AT1 capital balance at end of year	$4,941	$4,593
Tier 2 capital
Balance at beginning of year	$5,858	$6,194
New Tier 2 eligible capital issues	1,000	1,000
Redeemed capital	–	(1,000)
Impact of the cap on inclusion for instruments subject to phase out	(451)	(150)
Other, including change in regulatory adjustments (2)	(90)	(186)
Tier 2 capital balance at end of year	$6,317	$5,858
Total capital balance at end of year	$48,263	$44,202

(1)	Net change in cash flow hedges is included in “Change in AOCI balances” then derecognized in “Other, including regulatory adjustments and transitional arrangements”.
(2)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until the end of fiscal 2022.

(3)
On November 1, 2021, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $300 million of its Tier 1 Notes – Series B, of which $251 million was recognized as AT1 capital as at October 31, 2021.

CIBC 2022 ANNUAL REPORT	41

Management’s discussion and analysis

Components of risk-weighted assets
The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2022		2021
	RWA	Minimum total capital required (1)	RWA	Minimum total capital required (1)
Credit risk (2)
Standardized approach
Corporate	$56,160	$4,493	$43,768	$3,501
Sovereign	1,446	116	1,418	113
Banks	446	36	382	31
Real estate secured personal lending	2,467	197	2,153	172
Other retail	3,824	306	976	78
Trading book	101	8	416	33
Equity	810	65	654	52
Securitization	557	44	768	61
	65,811	5,265	50,535	4,041
AIRB approach (3)
Corporate	108,472	8,678	92,808	7,425
Sovereign (4)	3,478	278	3,125	250
Banks	3,663	293	3,711	297
Real estate secured personal lending	27,396	2,192	22,508	1,801
Qualifying revolving retail	14,591	1,167	13,636	1,091
Other retail	11,358	909	9,525	762
Equity	686	55	564	45
Trading book	5,354	428	5,484	439
Securitization	1,810	145	1,246	100
Adjustment for scaling factor	10,500	840	9,082	727
	187,308	14,985	161,689	12,937
Other credit RWA (5)	13,261	1,061	12,913	1,033
Total credit risk (before adjustment for CVA phase-in)	266,380	21,311	225,137	18,011
Market risk (Internal Models and IRB Approach)
VaR	921	74	1,575	126
Stressed VaR	4,002	320	3,887	311
Incremental risk charge	1,426	114	2,583	206
Securitization and other	2,881	230	1,061	85
Total market risk	9,230	738	9,106	728
Operational risk	33,328	2,666	31,397	2,512
Total RWA before adjustments for CVA phase-in	$308,938	$24,715	$265,640	$21,251
CVA capital charge
Total RWA	$6,696	$536	$7,174	$574
Total RWA after adjustments for CVA phase-in
Total RWA	$315,634	$25,251	$272,814	$21,825

(1)
Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(2)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(3)	Includes RWA relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(4)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
(5)
Comprises RWA relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial
institutions that are risk-weighted at 1,250%, and amounts below the thresholds for deduction that are risk-weighted at 250%.

The increase in credit risk RWA was primarily due to increased book size, the impact of foreign exchange translation, the acquisition of the Canadian Costco credit card portfolio, and capital model updates.
The increase in market risk RWA was primarily driven by movement in risk levels, which includes changes in open positions and the market rates affecting these positions.
The increase in operational risk RWA was driven by changes in gross income, as defined by OSFI.

42	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. See the “Continuous enhancement to regulatory capital requirements” section for recently announced capital measures impacting the leverage ratio.

$ millions, as at October 31	2022	2021
Tier 1 capital	$41,946	$38,344
Leverage ratio exposure	961,791	823,343
Leverage ratio	4.4%	4.7%
The leverage ratio at October 31, 2022, decreased by 0.3% from October 31, 2021, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance
sheet exposures and the reversal of the temporary exclusion of qualifying sovereign-issued securities from the exposure measure.
Total loss absorbing capacity requirements
OSFI also requires
D-SIBs
to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a
non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with residual maturity greater than 365 days.
OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.

$ millions, as at October 31	2022	2021
TLAC available	$95,136	$76,701
Total RWA	315,634	272,814
Leverage ratio exposure (1)	961,791	823,343
TLAC ratio	30.1%	28.1%
TLAC leverage ratio	9.9%	9.3%

(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure. On September 13, 2022, OSFI announced that the temporary exclusion of central bank reserves from the leverage exposure measure will be no longer applicable effective April 1, 2023.

The TLAC ratio at October 31, 2022 increased 2.0% from October 31, 2021, driven by the increase in TLAC, partially offset by the impact of an increase in RWA. The increase in TLAC was primarily due to issuances of bail-in
eligible liabilities.
The TLAC leverage ratio at October 31, 2022 increased 0.6% from October 31, 2021, primarily due to an increase in TLAC, partially offset by an increase in the leverage ratio exposure as noted above.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Capital initiatives
On March 13, 2020, following the onset of the
COVID-19
pandemic, OSFI imposed temporary measures on FRFIs to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021. The following were the main capital initiatives undertaken since our 2021 Annual Report:
Normal Course Issuer Bid (NCIB)
On December 9, 2021, we announced that the TSX had accepted the notice of our intention to commence a NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares (on a post share split basis); (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. For the year ended October 31, 2022, we purchased and cancelled 1,800,000 common shares (on a post share split basis) at an average price of $74.43 for a total amount of $134 million, all of which occurred during the first quarter.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 2,302,876 common shares (on a post share split basis) for consideration of $163 million for the year ended October 31, 2022.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 2,272,831 common shares (on a post share split basis) for consideration of $153 million for the year ended October 31, 2022.

CIBC 2022 ANNUAL REPORT	43

Management’s discussion and analysis

Dividends
Our quarterly common share dividend was increased from $0.805 per share to $0.830 per share for the quarter ending July 31, 2022.
On November 30, 2022, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.830 per share to $0.850 per share for the quarter ending January 31, 2023.
Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada), the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements.
Subordinated indebtedness
On April 7, 2022, we issued $1.0 billion principal amount of 4.20% Debentures due April 7, 2032 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 4.20% per annum (paid semi-annually) until April 7, 2027, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69% per annum (paid quarterly) thereafter until maturity on April 7, 2032. The debenture qualifies as Tier 2 capital.
Limited Recourse Capital Notes Series 3 (LRCN Series 3 Notes)
On June 15, 2022, we issued $800 million principal amount of 7.150% LRCN Series 3 Notes (NVCC) (subordinated indebtedness). The LRCN Series 3 Notes mature on July 28, 2082, and bear interest at a fixed rate of 7.150% per annum (paid semi-annually) until July 28, 2027. Starting on July 28, 2027, and every five years thereafter until July 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.
Concurrently with the issuance of the LRCN Series 3 Notes, we issued
Non-Cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 55 (NVCC) (Series 55 shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 55 shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 3 Notes when due, the sole remedy of each LRCN Series 3 Note holder is limited to that holder’s proportionate share of the Series 55 shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 3 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2027, at par.
The LRCN Series 3 Notes and the Series 55 shares carry standard NVCC provisions necessary for them to qualify as additional Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 55 share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 3 Note holders, into a variable number of common shares that will be delivered to LRCN Series 3 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 3 Notes. All claims of LRCN Series 3 Note holders against CIBC under the LRCN Series 3 Notes will be extinguished upon receipt of such common shares.
The LRCN Series 3 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 3 Note holder in the event of non-payment
will be limited to that holder’s proportionate share of the Series 55 shares held in the Limited Recourse Trust. The liability component of the LRCN Series 3 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 3 Notes have been presented as equity on the consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.
Preferred shares
On July 29, 2022, we redeemed all 32 million
Non-cumulative
Class A Preferred Shares Series 45 (NVCC) (Series 45 shares), at a redemption price of $25.00 per Series 45 share, for a total redemption cost of $800 million.
Non-cumulative
Rate Reset Class A Preferred Shares Series 56 (NVCC) (Series 56 shares)
On September 16, 2022, we issued 600,000
Non-cumulative
Rate Reset Class A Preferred Shares Series 56 (NVCC) (Series 56 shares) with a par value of $1,000.00 per share, for gross proceeds of $600 million. For the initial five-year period to October 28, 2027, the Series 56 shares pay semi-annual
cash dividends on the 28th day of April and October in each year, as declared, at a rate of 7.361%. The first dividend, if declared, will be payable on April 28, 2023. On October 28, 2027, and on October 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 4.20%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 56 shares at par during the period from September 28, 2027 to and including October 28, 2027 and during the period from September 28 to and including October 28 every five years thereafter.

44	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Outstanding share data
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share (1)	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 25, 2022	Number of shares	Amount
Common shares	906,218,463	$14,735
Treasury shares – common shares	(68,633)	(3)
Preferred shares (2)(3)
Series 39 (NVCC)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC)	10,000,000	250	2.50	100,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Treasury shares – preferred shares (2)(3)	(1,995)	(2)
Limited recourse capital notes (3)(4)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (3)(5)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	2.50	900,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50	600,000,000
Stock options outstanding				11,412,239

(1)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC LRCN have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(2)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56 shares) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the LRCN are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at October 31, 2022. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2022, $55,111 million (2021: $32,643 million) of our outstanding liabilities were subject to conversion to common shares under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.
Non-consolidated
structured entities (SEs)
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancement from third-party providers.
We provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller

CIBC 2022 ANNUAL REPORT	45

Management’s discussion and analysis

conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making purposes.
We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.
We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.
We earn fees for providing services related to the
non-consolidated
single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $70 million in 2022 (2021: $71 million). All fees earned in respect of activities with the conduits are on a market basis.
As at October 31, 2022, the amount funded for the various asset types in the multi-seller conduits amounted to $9.3 billion (2021: $7.5 billion). The estimated weighted-average life of these assets was 1.8 years (2021: 2.0 years). Our holdings of commercial paper issued by the non-consolidated
sponsored multi-seller conduits that offer commercial paper to external investors were $642 million (2021: $35 million). Our committed backstop liquidity facilities to these conduits were $11.7 billion (2021: $10.6 billion). We also provided credit facilities of $50 million (2021: $50 million) to these conduits.
We participated in a syndicated facility of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer, which will mature in April 2025. Our portion of the commitment was $130 million (2021: $130 million), of which $98 million (2021: $106 million) was funded as at October 31, 2022.
We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of asset-backed securities (ABS) issued by our sponsored multi-seller conduits. In the event that ratings differ between rating agencies, we use the lower rating.
We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance
sheet exposure related to these SEs is included in the consolidated financial statements.
We provide interim and term senior financing to third-party SEs for the purpose of purchasing loans during the warehousing phase for future securitization. As senior lenders we are repaid by proceeds from the issuance of debt securities to external investors when the securitization closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the SE from third-party lenders.
Our
on-
and
off-balance
sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31				2022				2021
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$740	$8,682	(3)	$–	$141	$7,539	(3)	$–
Third-party structured vehicles	5,005	2,638		–	3,838	2,016		–
Loan warehouse financing	8,898	2,700		–	3,245	921		–
Other	601	308		80	394	129		87

(1)
Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2021: $3 million) of the exposures related to structured vehicles run-off
were hedged.

(2)
Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $45 million (2021: $54 million). Notional of $75 million (2021: $82 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $40 million (2021: $49 million). An additional notional of $5 million (2021: $5 million) was hedged through a limited recourse note.

(3)
Excludes an additional $2.4 billion (2021: $3.0 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $642 million (2021: $35 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 23 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
Credit-related arrangements are generally
off-balance
sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 21 to the consolidated financial statements.
Guarantees
A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 21 to the consolidated financial statements, respectively.

46	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risks”, “Conduct risk”, and “Regulatory compliance risk” sections.

47	Risk overview

48	Risk governance structure

49	Risk management structure

50	Risk management process

50	Risk appetite statement

51	Risk input into performance and compensation

52	Risk policies and limits

53	Risk identification and measurement

54	Stress testing

54	Risk treatment and mitigation

54	Risk monitoring and reporting

55	Top and emerging risks

58	Risks arising from business activities

59	Credit risk

59	Governance and management

59	Policies

60	Process and control

60	Risk measurement

63	Exposure to credit risk

65	Credit quality of portfolios

68	Credit quality performance

68	Loans contractually past due but not impaired

69	Exposure to certain countries and regions

69	Settlement risk

69	Securitization activities

70	Market risk

70	Governance and management

70	Policies

70	Market risk limits

70	Process and control
70	Risk measurement
71	Trading activities

74	Non-trading activities

75	Pension risk

76	Liquidity risk

76	Governance and management

76	Policies

76	Risk measurement

77	Liquid assets

80	Funding

81	Contractual obligations

82	Other risks

82	Strategic risk

82	Operational risk

84	Environmental and social risk

85	Regulatory compliance risk

85	Insurance risk

86	Reputation and legal risks

86	Conduct risk

Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-
term
performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk type and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.

CIBC 2022 ANNUAL REPORT	47

Management’s discussion and analysis

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Risk governance structure
Our risk governance structure is illustrated below:

Board of Directors (the Board):
The Board oversees the enterprise-wide risk management program through approval of our risk appetite, Control Framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.
Audit Committee (AC):
The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including controls over financial reporting. The Audit Committee also has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report and our Sustainability Report.
Risk Management Committee (RMC):
This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement and monitoring of CIBC’s principal business risks.
Management Resources and Compensation Committee (MRCC):
This committee is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.
Corporate Governance Committee (CGC):
This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and oversight of the ESG strategy.
Executive Committee (ExCo):
The ExCo, led by the Chief Executive Officer (CEO) and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following management governance committees:
•
Global Asset Liability Committee (GALCO):
This committee, which comprises members from the ExCo and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management (ALM). It also provides strategic direction regarding structural interest rate risk (SIRR) and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•
Global Risk Committee (GRC):
This committee, which comprises selected members of the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies. Key activities include reviewing and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

48	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Risk management structure
The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.
The current structure is illustrated below:

The Risk Management group performs several important activities including:
•	Developing our risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Reviewing transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.
The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•
Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading),
and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to Treasury, including with respect to liquidity and funding risk management and SIRR management.

•
Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with CIBC’s commercial, corporate and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•
Global Operational Risk Management – This group is responsible for designing and implementing effective operational risk management and control programs, and providing effective challenge to and monitoring of all operational risks globally, including (but not limited to) technology risk, information security (including cyber) risk, fraud risk, model risk, and third-party risk. In addition, the team has global accountability for corporate risk insurance programs, reputation risks, risk policy and governance, and risk transformation programs.

•
Risk Analytics and Credit Decisioning – This group manages credit risk in personal and business products (such as residential mortgages, credit cards, personal loans/lines of credit, indirect auto lending, small business loans) offered through various distribution channels and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

•
Enterprise Risk Management – This group is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, credit loss reporting, risk models and model quantification, economic and regulatory capital methodologies, as well as risk data management. In addition, this group identifies and manages environmental risk, including transaction-specific environmental and related social risk, and the physical and transition risks associated with climate change.

•
Compliance and Global Regulatory Affairs – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk. In addition, it provides oversight of conduct and culture risk, including sales practice risk and performs effective challenge of compensation plan changes. This group also builds and maintains credible relationships with our prudential, market, conduct and securities regulators and acts as a liaison between the regulators and CIBC.

CIBC 2022 ANNUAL REPORT	49

Management’s discussion and analysis

•
Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to AML, anti-terrorist financing (ATF), and sanctions measures. Enterprise Anti-Money Laundering provides advice to all businesses and functional groups globally and is responsible for providing an enterprise-wide view of money laundering, terrorist financing and sanctions risks, as well as guidance and effective independent challenge to control activities. Furthermore, Enterprise Anti-Money Laundering executes a risk-based approach to deter, detect and report suspected money laundering, terrorist financing and sanctioned activities, in accordance with their policies and supporting standards.

•
Europe and Asia-Pacific Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the Senior Vice-President & Chief Risk Officer, Europe & APAC Region, with oversight from the Management Committees and CIBC Luxembourg Board. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in Europe and Asia.

•
U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the CIBC Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in the U.S. region.

Risk management process
Our risk management process is illustrated below:

Risk appetite statement
Our risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:
•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses that we understand;
•	Make our client’s goals our own in a professional and radically simple manner;
•	Maintaining a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
•	Achieving/maintaining an AA rating; and
•	Meeting/exceeding stakeholders’ expectations with respect to the ESG criteria including achieving net zero greenhouse gas emissions.
Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement that further articulate our business level risk tolerances.
Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, RMC and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.
All strategic business decisions, as well as
day-to-day
business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite.
Day-to-day
activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

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Management’s discussion and analysis

Risk culture
Risk culture refers to desired attitudes and behaviours relative to risk management practices. At CIBC, we strive to achieve a consistent and effective risk culture by:
•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying and reinforcing behaviours that are aligned with risk appetite, and escalating misaligned behaviours.
Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees strengthen their basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day
business activity, with escalation procedures for limit breaches outlined accordingly.
Risk input into performance and compensation
Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans and compensation plan closure. In addition, periodic risk reviews are completed to ensure all compensation plans are risk assessed on a regular basis. All compensation plans are rated as either high-risk or low-risk
with high-risk compensation plans requiring approval from the CRO.
At each
year-end,
Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact incentive pools and/or individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.
The MRCC oversees the performance management and compensation process and is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The MRCC’s oversight of human capital strategy includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC’s key compensation-related responsibilities include:
•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Approving new material compensation policies and material changes to existing material compensation policies;
•	Reviewing and recommending for Board approval new material compensation plans or changes to existing material compensation plans;
•	Reviewing a report on non-material plans;
•	Assessing the appropriateness and alignment of compensation relative to actual business performance and risks;
•	Reviewing and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Reviewing and recommending for Board approval individual compensation target and compensation for the ExCo, including the CEO and other key officers; and
•	Approving individual compensation for employees with total direct compensation above a certain materiality threshold.

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Management’s discussion and analysis

Risk policies and limits
Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day
activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.
Key risk policies and management committees are illustrated below:

52	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Risk identification and measurement
Risk identification and measurement are important elements of CIBC’s risk management framework. Risk identification is a continuous process, generally achieved through:
•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions;
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events; and
•	Ongoing monitoring of management operations and processes.
Risk Management maintains a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

The decision to register a new risk is based on its risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision on the amount of capital allocated to cover the new risk brought on the books will take into consideration the effectiveness and impact of the risk mitigants available.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.
Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.
Expected loss
Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.
In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience through the cycle and benchmarking of credit exposures. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.
For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day
movement in market rates, implied volatility and prices using the most recent 500 trading days. We also use stressed VaR to estimate an expected loss over a 10 day holding period and using a one year historical window when relevant market factors were in distress.
For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss and economic capital
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.
We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital management” section for additional details.

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Management’s discussion and analysis

Model risk management
Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, mark-to-market (MTM), credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of ECL under IFRS 9. CIBC’s approach to provide effective governance and oversight for model risk management comprises the following key elements:
•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
•
Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.
The MPRC is a subcommittee of the Operational Risk and Control Committee (ORCC) and is responsible for reviewing and approving proposals for new and/or modified regulatory, economic capital and IFRS 9 models and provides oversight of CIBC’s regulatory, economic capital and IFRS 9 models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.
Model risk mitigation policies
We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:
•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.
Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.
Stress testing
Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Capital management” section for detailed discussion on our enterprise-wide stress testing.
Risk treatment and mitigation
Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.
Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.
Risk controls
Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.
Risk monitoring and reporting
To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.
Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.
Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

54	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.
Inflation, interest rates and economic growth
High inflation exacerbated by global supply chain issues, including from the war in Ukraine, continues to drive tightening in monetary policies globally and GDP growth forecasts have been revised downward, increasing the risk of recession. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the “Economic and market environment – Outlook for calendar year 2023” section.
Canadian consumer debt and the housing market
OSFI’s Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Subsequently, to counter the unfavourable economic impact of COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC and other Canadian banks supported clients with relief programs. The housing market rebounded strongly and prices grew, increasing the risk that new borrowers may be unable to repay loan obligations due to higher indebtedness levels. In June 2021, as part of the updated Guideline B-20, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25%. In March 2022, the Bank of Canada started to increase interest rates with further hikes expected, leading to higher mortgage rates for new and renewing contracts. A downward correction in housing activity and house prices would increase risk-weighted assets and potentially lead to higher credit losses. We regularly run stress tests and perform scenario and sensitivity analyses to assess the potential impact of a number of macroeconomic factors, including interest rates, unemployment and housing prices, on borrowers’ ability to repay loan obligations and portfolio performance. See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Global uncertainty and market repercussions pertaining to the COVID-19 pandemic as discussed below;
•	Rising civil unrest and activism globally;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Pandemic risk
The
COVID-19
pandemic disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. Future developments, such as the severity and duration of the pandemic, the emergence and progression of new variants, and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases, continue to impact our outlook.
If further variants continue to emerge and vaccines are not able to effectively mitigate the impacts in a timely manner and if broader economic closures are reinstated to address future waves of infection, the effect on the economy and financial markets could worsen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.
Climate risk
The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC’s profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon
future, can impact the financial health of our clients as changes in policy and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks. As the world transitions to a low-carbon
economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we announced our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including interim targets to reduce the carbon intensity of our financed emissions in the oil and gas and power generation sectors by 2030. This builds on our environmental leadership and enhances our ability to continue creating long-term shareholder value as the landscape of climate-related risks and opportunities evolves.
Setting net-zero targets across a complex set of financing activities is an emerging practice and our methodology is informed by international standards and current industry best practices. With our first targets in place, we are now working to accelerate our climate aspirations by embedding net-zero considerations through our business practices and financing activities.

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Management’s discussion and analysis

There is an increasing demand for disclosure around climate-related risk identification and mitigation. We support the Task Force on Climate-related Financial Disclosure’s (TCFD’s) recommendations for globally consistent and comparable climate disclosure and recently published our second standalone report, which presents information about CIBC’s efforts towards aligning our climate disclosure with the TCFD framework. We are proactively collaborating with our Canadian peer banks to ensure consistency and comparability as we continue to improve our TCFD reporting.
We keep informed of emerging risks by engaging with stakeholders through established partnerships, such as the United Nations Environment Programme – Finance Initiative (UNEP-FI) and we are also a signatory to external sustainability frameworks such as the Partnership for Carbon Accounting Financials (PCAF) and the Global Reporting Initiative (GRI) to ensure comparable sustainability disclosure.
In the past year, a number of regulators and standard-setting organizations announced intentions of preparing disclosure frameworks related to climate change risks. Key among them is the IFRS Foundation’s establishment of the International Sustainability Standards Board (ISSB) to develop global sustainability disclosure standards for the financial markets and to increase connectivity with accounting standards. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have released proposed requirements for climate risk disclosures including defining guidance and expectations related to climate risk management practices and metrics to measure this risk. In May 2022, OSFI released draft Guideline B-15 on Climate Risk Management. OSFI’s principles-based expectations set out in this guideline focus on understanding and mitigating the impact of climate-related risks to business models and strategy, governance and risk management practices used to manage climate-related risks, and remaining financially and operationally resilient through severe climate scenarios. In addition, in October 2021, the CSA released a proposed new National Instrument 51-107 on climate-related disclosures, which builds upon the current TCFD guidance to address the need for consistent and comparable climate information to inform investment decisions.
Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.
See the “Environmental and social risk” section for additional information.
Technology, information and cyber security risk
Financial institutions like CIBC are evolving their use of technology and business processes to improve the client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. We continue to actively manage these risks through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service
attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption at CIBC or its service providers, including those that offer cloud services.
Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures to prevent or eliminate all potential cyber incidents from occurring. However, we monitor our risk profile for changes and continue to refine approaches to security protection and service resilience to minimize the impact of any cyber incidents that may occur.
Commodity prices
Commodity markets continued to exhibit elevated volatility with both oil and gas prices trading in a wide range over recent months, as several factors weigh heavily on supply and demand fundamentals. Supply-side constraints continue to manifest as a result of the ongoing conflict in Ukraine and resulting sanctions on Russia, with European markets being particularly susceptible to an interruption in Russian natural gas supplies. The macroeconomic environment is tempering demand expectations given the outlook for reduced growth, while other factors such as the Organization of the Petroleum Exporting Countries production cuts, winter temperatures, a potential slowdown in China and U.S. releases from strategic reserves are influencing prices and volatility in the near term. We also continue to monitor longer-term developments as geopolitical tensions, and a desire for energy independence, face off against environmental considerations in a manner that will shape energy policies and trade flows in the years to come.
Disintermediation risk
Canadian banking clients are increasingly shifting their service transactions from brick-and-mortar
banking centres to digital platforms. Competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation continues to grow due to the level of sophistication of these non-traditional
competitors, and increased adoption of emerging technologies. The emergence of Decentralized Finance, where fully automated financial applications are programmed into a blockchain network using digital assets, such as cryptocurrencies, is one such technology trend that enables parties to transact without third-party intermediaries such as banks. However, in Canada, the risk of blockchain technology disintermediating banks in the near-term appears low. Currently, Canadians have access to robust financial infrastructure that delivers much of the value promised within a blockchain-based transactional network. For banks, while blockchain technology offers an effective approach to addressing counterparty risk, the value a bank brings to a client relationship extends beyond managing counterparty risk; especially as clients develop more complex financial considerations that require the expertise and empathy of a human-centered approach. Decentralized Finance may evolve in ways that make it more accessible to the general public, but without appropriate regulation to address the elevated levels of volatility, fraud, theft, and associated risks, its appeal may remain limited to Canadians with a higher risk tolerance. Advances in artificial intelligence (AI) and automation also have the potential to transform business models over time, including the delivery of financial services advice through automated processes. CIBC is maturing its AI capabilities with a focus on maintaining customer confidence and trust by building AI practices that apply principles such as fairness, ethics, transparency and security.
We manage disintermediation risk through strategic reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations. We maintain a central and coordinated approach to innovation to manage these risks while also benefitting from the opportunities they bring.

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Management’s discussion and analysis

Third-party risk
The Board and senior management recognize the establishment of third-party relationships as important to CIBC’s business model and therefore leverage them to achieve CIBC’s business objectives. With the introduction of new technologies, new foreign jurisdictions and increasing reliance on sub-contractors,
the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.
To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.
Anti-money laundering
Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to AML/ATF and Sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the
Proceeds of Crime (Money Laundering) and Terrorist Financing Act
continue to be published (with some provisions coming into force by 2024). In accordance with these amendments, we have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and Sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Since March 2022, Canada, the U.S., U.K. and the European Union have expanded economic sanctions on Russia over the war in Ukraine, which continue to develop. While overall exposure is deemed limited, we continue to monitor and enhance controls, as required to respond to this evolving situation.
U.S. banking regulation
Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the Federal Reserve and the Illinois Department of Financial and Professional Regulation. CIBC’s New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.
The scope of these regulations impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and the FDIC and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.
As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve’s regulations applicable to foreign banking organizations. Furthermore, the Federal Reserve and the FDIC may also restrict our U.S. operations, organic or inorganic growth, if, among other things, they have supervisory concerns about risk management, AML or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable. In some instances, banking regulators may take supervisory actions that may not be publicly disclosed, which may restrict or limit our New York branch and our U.S. subsidiaries from engaging in certain categories of new activities or acquiring shares or control of other companies. Any restrictions imposed by banking regulators could negatively impact us by loss of revenue, limitations on the products or services we offer, and increased operational and compliance costs.
The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by alternative benchmark rates (alternative rates) that are largely based on traded markets. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021, a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the alternative rates triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023 as the industry continues its transition away from LIBOR as a reference rate underpinning loans, derivatives and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021 the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. See the “Other regulatory developments” section for further details.
Tax reform
As many governments took on additional debt to support the economy during the pandemic and look to ensure a strong post-pandemic recovery, there are tax reform proposals that could increase taxes affecting CIBC.
The Canadian Federal government published draft legislation in 2022 that if enacted would increase our income taxes as described in the “Financial results review – Taxes” section.
Canada is one of 137 members of The Organisation for Economic Co-Operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting that joined a Two-Pillar plan for international tax reform agreed to in October 2021. The Two-Pillar framework’s stated purpose is to ensure that large Multinational Enterprises (MNEs) pay tax where they operate and earn profit. Pillar One focuses on the taxation of digital

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services and Pillar Two establishes rules for the application of the 15% global minimum tax. Pillar One is to be implemented by a multilateral convention to come into effect in 2023, which will require all parties to remove their Digital Services Taxes. If Pillar One implementation is delayed, the Canadian government plans to enact draft Digital Services Tax legislation, which will come into effect no earlier than January 1, 2024. The Canadian government held public consultation on the implementation of Pillar Two model rules, but no legislation has yet been proposed.
Corporate transactions
CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.
Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.
Regulatory developments
See the “Taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 31 to the consolidated financial statements for additional information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2022:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes CCR of $9 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $17,234 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $227 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

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Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Governance and management
Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and control groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks – this is the first line of defence.
The second line of defence is Risk Management, which takes a broader, independent view and is responsible for the adjudication and oversight of credit risks associated with CIBC’s personal, small business, commercial, corporate and wealth management activities.
Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.
Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:
Capital Markets Risk Management:
This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded
market risk, liquidity risk and trading credit risk, including adjudication of trading credit facilities for banks, non-bank
financial entities, prime brokerage clients and central clearing counterparties. In addition, Capital Markets Risk Management is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.
Global Credit Risk Management:
This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.
Model Validation, Global Operational Risk Management:
This group is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.
Enterprise Risk Management:
This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk data systems and models, economic and regulatory capital methodologies as well as transaction-specific environmental and social risk.
Risk Analytics and Credit Decisioning:
This group manages credit risk in personal and small business products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.
U.S. Risk Management:
This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.
Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies
To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.
The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.
Credit risk limits
The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.
Credit concentration limits
At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

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Credit

concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.
Credit risk mitigation
We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.
In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.
We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.
ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out

netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction-specific

terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close-out

are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.
CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation

and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.
Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.
Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.
After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day

management of high-risk loans to maximize recoveries.
Risk measurement
Exposures subject to AIRB approach
Under the AIRB approach we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the AIRB approach, credit risk is measured using the following three key risk parameters
(1)
:
•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount that will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the AIRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of ECL under IFRS 9. See the “Accounting and control matters” section for further details.

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Business and government portfolios (excluding scored small business) – risk-rating method
The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.
The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of tho se external
ratings.
CIBC employs a
20-point
master internal obligor default rating scale that broadly maps to external agencies’ ratings as presented in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.
Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.
Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment
grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.
In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run
average
one-year
default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run
average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.
Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For bank and sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts.
EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors.
Appropriate adjustments are made to PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).
A simplified risk-rating process (slotting approach) is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential
mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value
(LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.
Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential
assets, unsecured loans including student loans, and scored small business loans).
We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.
Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

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The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%
For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.
Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, outstanding balance, or authorized limit.
PD is estimated as the average default rate over an extended period based on internal historical data, generally for a
5-to-10-year
period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans.
LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages.
EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance.
We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.
Back-testing
We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.
Stress testing
As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

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Exposure to credit risk
The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2022			2021
	AIRB approach	Standardized approach	Total	AIRB approach (1)	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$151,361	$45,924	$197,285	$120,417	$36,321	$156,738
Undrawn commitments	64,470	10,142	74,612	61,417	7,583	69,000
Repo-style transactions	185,680	–	185,680	172,827	–	172,827
Other off-balance sheet	14,181	831	15,012	13,644	981	14,625
OTC derivatives	13,094	98	13,192	12,914	415	13,329
	428,786	56,995	485,781	381,219	45,300	426,519
Sovereign
Drawn	149,200	28,680	177,880	125,001	26,272	151,273
Undrawn commitments	8,560	–	8,560	8,525	–	8,525
Repo-style transactions	24,228	–	24,228	26,746	–	26,746
Other off-balance sheet	2,421	–	2,421	1,613	–	1,613
OTC derivatives	2,475	–	2,475	2,011	1	2,012
	186,884	28,680	215,564	163,896	26,273	190,169
Banks
Drawn	14,151	1,548	15,699	12,291	1,565	13,856
Undrawn commitments	1,297	18	1,315	1,554	3	1,557
Repo-style transactions	46,155	–	46,155	42,529	–	42,529
Other off-balance sheet	74,748	–	74,748	64,728	–	64,728
OTC derivatives	6,287	12	6,299	5,765	12	5,777
	142,638	1,578	144,216	126,867	1,580	128,447
Gross business and government portfolios	758,308	87,253	845,561	671,982	73,153	745,135
Less: collateral held for repo-style transactions	237,484	–	237,484	225,399	–	225,399
Net business and government portfolios	520,824	87,253	608,077	446,583	73,153	519,736
Retail portfolios
Real estate secured personal lending
Drawn	281,518	5,491	287,009	261,531	4,835	266,366
Undrawn commitments	38,038	–	38,038	36,631	–	36,631
	319,556	5,491	325,047	298,162	4,835	302,997
Qualifying revolving retail
Drawn	18,034	n/a	18,034	18,181	n/a	18,181
Undrawn commitments	58,471	n/a	58,471	54,509	n/a	54,509
Other off-balance sheet	375	n/a	375	327	n/a	327
	76,880	n/a	76,880	73,017	n/a	73,017
Other retail
Drawn	17,519	5,099	22,618	15,578	1,419	16,997
Undrawn commitments	3,308	28	3,336	2,937	26	2,963
Other off-balance sheet	45	121	166	40	–	40
	20,872	5,248	26,120	18,555	1,445	20,000
Total retail portfolios	417,308	10,739	428,047	389,734	6,280	396,014
Securitization exposures	15,333	3,257	18,590	10,823	4,556	15,379
Gross credit exposure	1,190,949	101,249	1,292,198	1,072,539	83,989	1,156,528
Less: collateral held for repo-style transactions	237,484	–	237,484	225,399	–	225,399
Net credit exposure (2)	$953,465	$101,249	$1,054,714	$847,140	$83,989	$931,129

(1)	Includes exposures subject to the supervisory slotting approach.
(2)
Excludes exposures arising from derivative and repo-style transactions that are cleared through QCCPs as well as credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial
institutions that are risk-weighted at 1,250%, settlement risk, and amounts below the thresholds for deduction that are risk-weighted at 250%.

n/a	Not applicable.
Net credit exposure increased by $123.6 billion in 2022, due to business growth in our North American lending portfolios.

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Exposures subject to the standardized approach
(1)
Exposures within CIBC Bank USA, CIBC FirstCaribbean and certain exposures to individuals for non-business
purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized credit risk exposures by risk-weight category, before considering the effect of credit risk mitigation strategies and before allowance for credit losses, is provided below.

$ millions, as at October 31	Risk-weight category							2022	2021
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$56,863	$132	$56,995	$45,300
Sovereign	24,809	2,971	–	102	–	794	4	28,680	26,273
Banks	–	1,359	–	85	–	134	–	1,578	1,580
Real estate secured personal lending	–	–	3,980	–	1,269	233	9	5,491	4,835
Other retail	–	–	–	–	5,130	80	38	5,248	1,445
	$24,809	$4,330	$3,980	$187	$6,399	$58,104	$183	$97,992	$79,433

(1)	See “Securitization exposures” section for securitization exposures that are subject to the standardized approach.
We use credit ratings from S&P and Moody’s to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents
0.8
% of credit risk RWA under the standardized approach.

Trading credit exposures
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 1
2
to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining,
and posting of collateral.
We are also exposed to
wrong-way
risk. Specific
wrong-way
risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way
risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way
risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way
risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.
We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.
Rating profile of OTC derivative
mark-to-market
(MTM) receivables

$ billions, as at October 31		2022		2021
	Exposure (1)
Investment grade	$11.18	79.1%	$9.87	68.9%
Non-investment grade	2.87	20.3	4.39	30.6
Watch list	0.09	0.6	0.07	0.5
Default	–	–	–	–
Unrated	–	–	–	–
	$14.14	100.0%	$14.33	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

64	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Geographic distribution
(
1)
The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2022	Canada	U.S.	Europe	Other	Total
Drawn	$195,500	$89,657	$13,330	$16,225	$314,712
Undrawn commitments	51,733	16,322	3,693	2,579	74,327
Repo-style transactions	8,629	5,430	1,857	2,663	18,579
Other off-balance sheet	74,955	7,646	8,190	559	91,350
OTC derivatives	11,100	6,547	2,157	2,052	21,856
	$341,917	$125,602	$29,227	$24,078	$520,824
October 31, 2021	$301,992	$95,561	$28,504	$20,526	$446,583

(1)	Classification by country is primarily based on domicile of debtor or customer.
Business and government exposure by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

		Undrawn	Repo-style	Other off-	OTC	2022	2021
$ millions, as at October 31	Drawn	commitments	transactions	balance sheet	derivatives	Total	Total
Commercial mortgages	$9,098	$10	$–	$–	$–	$9,108	$9,665
Financial institutions	93,137	13,940	17,504	79,477	10,991	215,049	187,163
Retail and wholesale	9,966	4,191	–	391	308	14,856	12,120
Business services	9,675	3,054	8	634	330	13,701	11,253
Manufacturing – capital goods	3,961	2,357	–	275	313	6,906	5,577
Manufacturing – consumer goods	5,131	2,163	–	254	134	7,682	6,270
Real estate and construction	39,584	10,477	–	1,661	178	51,900	45,470
Agriculture	7,860	2,268	–	34	90	10,252	9,306
Oil and gas	3,642	5,491	–	646	5,429	15,208	15,931
Mining	1,956	3,700	–	755	211	6,622	4,903
Forest products	464	612	–	217	60	1,353	1,220
Hardware and software	3,348	1,544	–	56	48	4,996	3,422
Telecommunications and cable	1,508	1,935	–	365	308	4,116	3,440
Broadcasting, publishing and printing	460	118	–	7	8	593	614
Transportation	5,873	3,647	–	269	604	10,393	10,889
Utilities	15,567	11,365	–	4,559	557	32,048	28,209
Education, health, and social services	3,691	1,621	2	191	104	5,609	5,530
Governments	99,791	5,834	1,065	1,559	2,183	110,432	85,601
	$314,712	$74,327	$18,579	$91,350	$21,856	$520,824	$446,583
As

part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2022, we had no credit protection purchased (2021: $124 million) related to our business and government loans.

Credit quality of
portfolios
Credit quality of the retail portfolios
The following table presents the credit quality of our retail portfolios under the AIRB approach.

$ millions, as at October 31				2022	2021
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$243,056	$47,835	$3,183	$294,074	$282,648
Very low	40,396	9,035	6,282	55,713	48,481
Low	31,437	13,122	7,503	52,062	44,718
Medium	3,804	5,839	2,600	12,243	11,551
High	587	1,002	1,203	2,792	1,953
Default	276	47	101	424	383
	$319,556	$76,880	$20,872	$417,308	$389,734
Securitization exposures
The following table provides details on securitization exposures in our banking book, by credit rating.

$ millions, as at October 31	2022	2021
	EAD
Exposures under the AIRB approach
S&P rating equivalent
AAA to BBB-	$15,333	$10,823
BB+ to BB-	–	–
Below BB-	–	–
Unrated	–	–
	15,333	10,823
Exposures under the standardized approach	3,257	4,556
Total securitization exposures	$18,590	$15,379

CIBC 2022 ANNUAL REPORT	65

Management’s discussion and analysis

Government lending programs in response to COVID-19
In 2020, the Government of Canada launched a number of lending programs to provide credit and financing to businesses during the COVID-19 pandemic. CIBC participated in a number of those programs, including the Canada Emergency Business Account (CEBA) program with the Export Development Canada (EDC). Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. As at October 31, 2022, loans of $4.1 billion (2021: $4.5 billion), net of repayments, have been provided to our clients under the CEBA. Funded loans outstanding on our consolidated balance sheet under other Canadian lending programs for businesses that commenced during the pandemic were $0.4 billion (2021: $0.3 billion).
The Paycheck Protection Program (PPP), introduced by the U.S. Small Business Administration (SBA), was a forgivable loan program that ended on May 31, 2021. PPP loans are guaranteed by the U.S. SBA. Loans advanced under the PPP are recognized on our consolidated balance sheet as business and government loans with the SBA’s guarantee reflected in our estimate of the ECL associated with these loans. Loans outstanding under the PPP in the U.S. were US$54 million (2021: US$0.5 billion).
Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
Under the
Bank Act
(Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the
Protection of Residential Mortgage or
Hypothecary
Insurance Act
(PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at October 31, 2022	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$21.8	15%	$123.4	85%	$10.9	100%	$21.8	14%	$134.3	86%
British Columbia and territories (4)	7.3	14	44.8	86	4.0	100	7.3	13	48.8	87
Alberta	12.0	45	14.9	55	2.0	100	12.0	42	16.9	58
Quebec	5.2	25	15.9	75	1.2	100	5.2	23	17.1	77
Central prairie provinces	3.1	42	4.3	58	0.6	100	3.1	39	4.9	61
Atlantic provinces	3.2	36	5.8	64	0.7	100	3.2	33	6.5	67
Canadian portfolio (5)(6)	52.6	20	209.1	80	19.4	100	52.6	19	228.5	81
U.S. portfolio (5)	–	–	2.4	100	–	–	–	–	2.4	100
Other international portfolio (5)	–	–	2.7	100	–	–	–	–	2.7	100
Total portfolio	$52.6	20%	$214.2	80%	$19.4	100%	$52.6	18%	$233.6	82%
October 31, 2021	$59.6	24%	$187.9	76%	$18.8	100%	$59.6	22%	$206.7	78%

(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at October 31, 2022 and 2021.
(3)
Includes $9.9 billion (2021: $11.7 billion) of insured residential mortgages, $77.0 billion (2021: $67.7 billion) of uninsured residential mortgages, and $6.3 billion (2021: $6.0 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.2 billion (2021: $3.8 billion) of insured residential mortgages, $30.6 billion (2021: $27.9 billion) of uninsured residential mortgages, and $2.5 billion (2021: $2.4 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)	61% (2021: 64%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
The average LTV ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

For the year ended October 31		2022		2021
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	64%	68%
British Columbia and territories (3)	62	64	61	65
Alberta	72	72	69	73
Quebec	69	71	68	73
Central prairie provinces	71	73	69	74
Atlantic provinces	70	70	69	73
Canadian portfolio (4)	65	66	64	68
U.S. portfolio (4)	64	61	63	65
Other international portfolio (4)	73%	n/m	75%	n/m

(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 65% (2021: 64%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 62% (2021: 61%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

66	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2022 (1)(2)	50%	48%
October 31, 2021 (1)(2)	51%	49%

(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2022 and 2021 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2022 and 2021, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 48% (2021: 47%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (2021: 45%).
The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.

Contractual payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2022	–%	1%	1%	10%	54%	34%	–%	–%
October 31, 2021	–%	1%	1%	8%	57%	33%	–%	–%
U.S. portfolio
October 31, 2022	–%	1%	–%	2%	9%	88%	–%	–%
October 31, 2021	–%	1%	–%	1%	10%	88%	–%	–%
Other international portfolio
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
October 31, 2021	8%	15%	21%	23%	19%	13%	1%	–%

Current customer payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
October 31, 2022	1%	3%	5%	13%	31%	17%	4%	26%
October 31, 2021	1%	3%	7%	17%	45%	27%	–%	–%
U.S. portfolio
October 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
October 31, 2021	1%	3%	6%	9%	10%	71%	–%	–%
Other international portfolio
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
October 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%

(1)
Includes variable rate mortgages of $68 billion, of which $39 billion relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at October 31, 2022 and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The increase in the duration of the amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2022, our Canadian condominium mortgages were $38.7 billion (2021: $34.7 billion), of which 20% (2021: 24%) were insured. Our drawn developer loans were $1.7 billion (2021: $1.1 billion), or 0.8% (2021: 0.7%) of our business and government portfolio, and our related undrawn exposure was $5.9 billion (2021: $4.9 billion). The condominium developer exposure is diversified across 112 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also incorporate the impact of the
COVID-19
pandemic. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20), which complements existing expectations under Guideline B-20. The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all FRFIs that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that HPPs with balances above the 65% LTV limit after considering the associated mortgage to be both amortizing and non-readvanceable until the combined LTV reduces to 65%. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. This change will take place for existing borrowers upon the first renewal date of their HPP after October 2023. We expect to discontinue the origination of HPPs that do not meet these requirements by October 2023.

CIBC 2022 ANNUAL REPORT	67

Management’s discussion and analysis

Credit quality performance
As at October 31, 2022, total loans and acceptances after allowance for credit losses were $528.7 billion (2021: $462.9 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 62% (2021: 65%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.
Consumer loans were
up
$26.8 billion or 9
% from the prior year, primarily due to an increase in residential mortgages and credit cards. Business and government loans (including acceptances) were up
$39.0 billion or 24
% from the prior year, mainly attributable to financial institutions, real estate and construction, business services, and retail and wholesale.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			2022			2021
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$1,033	$800	$1,833	$1,359	$990	$2,349
Classified as impaired during the year	491	1,456	1,947	750	1,686	2,436
Transferred to performing during the year	(100)	(294)	(394)	(235)	(574)	(809)
Net repayments (1)	(243)	(448)	(691)	(511)	(579)	(1,090)
Amounts written off	(312)	(718)	(1,030)	(279)	(707)	(986)
Foreign exchange and other	51	27	78	(51)	(16)	(67)
Balance at end of year	$920	$823	$1,743	$1,033	$800	$1,833
Allowance for credit losses – impaired loans	$351	$313	$664	$508	$264	$772
Net impaired loans (2)
Balance at beginning of year	$525	$536	$1,061	$709	$726	$1,435
Net change in gross impaired	(113)	23	(90)	(326)	(190)	(516)
Net change in allowance	157	(49)	108	142	–	142
Balance at end of year	$569	$510	$1,079	$525	$536	$1,061
Net impaired loans as a percentage of net loans and acceptances			0.20%			0.23%

(1)	Includes disposal of loans.

(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at October 31, 2022, gross impaired loans were $1,743 million, down $90 million from the prior year, primarily due to decreases in the Canadian residential mortgages portfolio, and the real estate and construction, and utilities sectors, partially offset by the impact of U.S. dollar appreciation on our existing portfolio, and an increase in the education, health and social services sector.
57% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and education, health and social services sectors accounted for the majority.
21% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, and business services sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, and business services sectors accounted for the majority.
See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $664 million, down $108 million from the prior year, primarily due to decreases in the utilities, real estate and construction, and business services sectors, partially offset by the impact of the U.S. dollar appreciation on our existing portfolio.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at October 31	31 to 90 days	Over 90 days	2022 Total	2021 Total
Residential mortgages	$874	$–	$874	$703
Personal	247	–	247	146
Credit card (1)	206	125	331	203
Business and government	256	–	256	162
	$1,583	$125	$1,708	$1,214
(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $87 million (2021: $96 million), of which $45 million (2021: $55 million) was in Canada and $42 million (2021: $41 million) was outside Canada. During the year, interest recognized on impaired loans was $35 million (2021: $41 million), and interest recognized on loans before being classified as impaired was $31 million (2021: $30 million), of which $23 million (2021: $21 million) was in Canada and $8 million (2021: $9 million) was outside Canada.

68	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at October 31, 2022	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$6,439	$1,537	$2,562	$10,538	$6,251	$541	$6,792	$809	$–	$439	$1,248	$18,578
Europe excluding U.K. (2)	6,366	772	5,987	13,125	5,557	1,157	6,714	146	96	455	697	20,536
Caribbean	5,167	2,343	3,151	10,661	1,810	2,299	4,109	30	–	275	305	15,075
Latin America (3)	180	84	15	279	213	–	213	–	43	1	44	536
Asia	455	4,716	3,185	8,356	127	385	512	–	226	679	905	9,773
Oceania (4)	7,609	1,641	1,440	10,690	3,561	204	3,765	38	–	87	125	14,580
Other	508	–	100	608	498	5	503	–	–	–	–	1,111
Total (5)	$26,724	$11,093	$16,440	$54,257	$18,017	$4,591	$22,608	$1,023	$365	$1,936	$3,324	$80,189
October 31, 2021	$13,496	$12,483	$9,153	$35,132	$9,366	$5,422	$14,788	$912	$339	$1,630	$2,881	$52,801

(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $6.5 billion (2021: $4.6 billion), collateral on repo-style transactions was $62.4 billion (2021: $60.5 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,355 million (2021: $4,947 million) to supranationals (a multinational organization or a political union comprising member nation-states).
Settlement risk
Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.
Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.
Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved
settlement risk limits or payment-versus-payment arrangements.
Securitization activities
We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.
We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the SE, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.
Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated
SEs; see the
“Off-balance
sheet arrangements” section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored structured entity. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the non-consolidated ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.
We are also involved in the trading of ABS and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.
Capital requirements for exposures arising from securitization activities are determined using one of the following approaches:
SEC-IRBA,
SEC-ERBA,
SEC-IAA,
or
SEC-SA.
The
SEC-IAA
process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal cash flow stress testing models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings.
SEC-IAA
applies to various asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages and residential rental equipment.
Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

CIBC 2022 ANNUAL REPORT	69

Management’s discussion and analysis

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that are related to ALM and investment activities.
Governance and management
Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.
The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies
We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model
methodologies.
Market risk limits
We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading
activities, as follows:
•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level.
Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.
Process and control
Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.
Risk measurement
We use the following measures for market risk:
•
VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•
Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
•
Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•
Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.

•
Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a
10-day
horizon from a stressful historical period are applied to current positions to determine stressed VaR.

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

70	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2022					2021
		Subject to market risk (1)					Subject to market risk (1)
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$31,535	$–		$3,009	$28,526	$34,573	$–		$2,661	$31,912	Foreign exchange
Interest-bearing deposits with banks	32,326	9		32,317	–	22,424	19		22,405	–	Interest rate
Securities	175,879	50,295		125,584	–	161,401	56,028		105,373	–	Interest rate, equity
Cash collateral on securities borrowed	15,326	–		15,326	–	12,368	–		12,368	–	Interest rate
Securities purchased under resale agreements	69,213	–		69,213	–	67,572	–		67,572	–	Interest rate
Loans
Residential mortgages	269,706	–		269,706	–	251,526	–		251,526	–	Interest rate
Personal	45,429	–		45,429	–	41,897	–		41,897	–	Interest rate
Credit card	16,479	–		16,479	–	11,134	–		11,134	–	Interest rate
Business and government	188,542	209	(2)	188,333	–	150,213	24,780	(2)	125,433	–	Interest rate
Allowance for credit losses	(3,073)	–		(3,073)	–	(2,849)	–		(2,849)	–	Interest rate
Derivative instruments	43,035	40,048		2,987	–	35,912	34,589		1,323	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	11,574	–		11,574	–	10,958	–		10,958	–	Interest rate
Other assets	47,626	2,025		34,294	11,307	40,554	2,977		26,743	10,834	Interest rate, equity,
											foreign exchange
	$943,597	$92,586		$811,178	$39,833	$837,683	$118,393		$676,544	$42,746
Deposits	$697,572	$714	(3)	$626,562	$70,296	$621,158	$609	(3)	$548,419	$72,130	Interest rate
Obligations related to securities sold short	15,284	14,216		1,068	–	22,790	19,472		3,318	–	Interest rate
Cash collateral on securities lent	4,853	–		4,853	–	2,463	–		2,463	–	Interest rate
Obligations related to securities sold under repurchase agreements	77,171	–		77,171	–	71,880	–		71,880	–	Interest rate
Derivative instruments	52,340	46,393		5,947	–	32,101	30,882		1,219	–	Interest rate,
											foreign exchange
Acceptances	11,586	–		11,586	–	10,961	–		10,961	–	Interest rate
Other liabilities	28,117	2,836		14,347	10,934	24,961	2,705		11,344	10,912	Interest rate
Subordinated indebtedness	6,292	–		6,292	–	5,539	–		5,539	–	Interest rate
	$893,215	$64,159		$747,826	$81,230	$791,853	$53,668		$655,143	$83,042

(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Excludes nil (2021: $48 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-risk
Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•
The use of a
one-day
holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day
period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.
The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.
Stressed VaR
The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous
12-month
period of significant financial stress relevant to our current portfolio since December 2006. In 2022, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

CIBC 2022 ANNUAL REPORT	71

Management’s discussion and analysis

Incremental risk charge
IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology measures the risk of issuer migration and default, at a 99.9% confidence level, over a period of one year.

$ millions, as at or for the year ended October 31				2022				2021
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$16.3	$4.7	$6.0	$7.3	$15.0	$4.1	$5.7	$8.7
Credit spread risk	11.0	0.9	1.1	3.4	11.8	5.8	8.4	8.5
Equity risk	10.5	2.6	4.1	4.9	7.8	2.3	6.5	4.1
Foreign exchange risk	4.8	0.5	1.2	1.8	3.8	0.4	1.6	1.4
Commodity risk	6.0	1.1	1.4	2.3	6.1	1.0	1.3	3.0
Debt specific risk	3.3	1.2	1.9	2.2	5.7	2.1	2.9	3.1
Diversification effect (1)	n/m	n/m	(8.1)	(13.2)	n/m	n/m	(18.5)	(21.2)
Total VaR (one-day measure)	$14.6	$5.5	$7.6	$8.7	$13.9	$4.6	$7.9	$7.6
Stressed total VaR (one-day measure)	$49.9	$16.1	$31.2	$30.0	$40.8	$15.3	$33.2	$28.0
IRC (one-year measure) (2)	$178.9	$95.7	$114.0	$130.7	$266.4	$144.6	$182.3	$203.5
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
(2)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the year ended October 31, 2022 was up $1.1 million from the prior year, driven primarily by a decrease in the diversification benefit, partially offset by decreases in credit spread and interest rate risks.
Average stressed total VaR for the year ended October 31, 2022 was up $2.0 million from the prior year. The increase was primarily due to increased equity risk.
Average IRC for the year ended October 31, 2022 was down $72.8 million from the prior year due to decreases in trading book bond inventory and improved credit quality within our fixed income portfolio.

Back-testing
To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.
Static profit and loss in excess of the
one-day
VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.
Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.
During the year, there were
two
negative back-testing breaches of the total VaR measure at the consolidated CIBC level, driven by the volatility in CAD and, to a lesser extent, USD interest rates.

72	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. See the “Financial performance overview” section for details. Trading revenue (TEB) in the charts below excludes certain exited portfolios.
During the year, trading revenue (TEB) was positive for 96.9% of the days, with the largest loss of $8.8 million occurring on September 26, 2022. Average daily trading revenue (TEB) was $7.8 million during the year, compared to $6.7 million during the previous year. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the year.
Frequency distribution of daily 2022 trading revenue (TEB)
 (1)
The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2022.

Trading revenue (TEB)
 (1)
versus VaR
 (2)
The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.

CIBC 2022 ANNUAL REPORT	73

Management’s discussion and analysis

Stress testing and scenario analysis
Stress testing and scenario analysis is designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk.
We measure the effect on portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month
time horizon, and in most cases assume that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.
Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.
Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia.
The hypothetical scenarios are informed from current themes in geopolitics, central bank action and various macro themes originating in North America, Europe and Asia. These include considering the impact of further escalation in the war in Ukraine, possible conflict between Taiwan and China and further impact of rising energy prices. Furthermore, during the past year, we amended our Pandemic hypothetical scenario to reflect the shocks observed during the initial month following the declaration of the pandemic.
Below are examples of the core stress test scenarios which are currently run on a daily basis to add insight into potential exposures under stress:

• Subprime crisis traded	• Canadian market crisis	• Quantitative easing tapering and asset price correction
• U.S. Federal Reserve tightening – 1994	• U.S. protectionism
• U.S. sovereign debt default and downgrade	• Eurozone bank crisis	• Oil crisis
• Chinese hard landing	• Pandemic
Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.
Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing
and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.
In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day
management of this risk. The ALM group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.
ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. To monitor and control SIRR, two primary metrics, net interest income risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected

12-month

pre-
tax
net interest income of the bank’s portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank’s assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis points increase and 100 basis points decrease in interest rates on projected
12-month
net interest income and the EVE for our structural balance sheet, assuming no subsequent hedging. Due to the recent increase in interest rates in Canada and the U.S., and the market expectation that a higher interest rate environment will persist, an immediate downward shock of 100 basis points was applied in the current year, while maintaining a floor on market and client interest rates at zero at the end of the year. We have continued to provide the impact of a 25 basis point decrease and have not revised prior period amounts as we believe the impact of a 25 basis points decrease was appropriate due to the low interest rate environment in both Canada and the U.S. for those periods.

74	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2022			2021
	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$278	$(7)	$271	$270	$134	$404
Increase (decrease) in EVE	(679)	(336)	(1,015)	(684)	(161)	(845)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(71)	2	(69)	(117)	(70)	(187)
Increase (decrease) in EVE	151	86	237	161	29	190
100 basis point decrease in interest rates
Increase (decrease) in net interest incom e	(301)	4	(297)	n/a	n/a	n/a
Increase (decrease) in EVE	604	350	954	n/a	n/a	n/a
(1)	Includes CAD and other currency exposures.
n/a	Not applicable.
Foreign exchange risk
Structural
foreign
exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations
(NIFO)
due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders’ equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Capital Markets
Risk
Management.
A
1
% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October
31
,
2022
by approximately $
200
 million
(2021
: $
160
million) on an
after-tax
basis.
Our
non-functional
currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.
Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through OCI. This income volatility may not be representative of the overall risk.
Equity risk
Non-trading
equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.
The following table provides the amortized cost and fair values of our non-trading
equities:

$ millions, as at October 31		Cost	Fair value
2022	Equity securities designated at FVOCI	$525	$522
	Equity-accounted investments in associates (1)	206	230
		$731	$752
2021	Equity securities designated at FVOCI	$730	$836
	Equity-accounted investments in associates (1)	66	89
		$796	$925

(1)	Excludes our equity-accounted joint ventures. See Note 25 to the consolidated financial statements for further details.
Pension risk
We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2022, our consolidated defined benefit pension plans were in a net asset position of $1,379 million, compared with $1,323 million as at October 31, 2021. The change in the net asset position of our pension plans is disclosed in Note 18 to the consolidated financial statements.
Our Canadian pension plans represent approximately 91% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 18 to the consolidated financial statements.
The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.
Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, and market (investment) risk.
A principal risk for the CIBC Pension Plan is interest rate risk, which it manages through its liability-driven investment strategy which includes a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.
The use of derivatives within the CIBC Pension Plan are permitted for risk management and rebalancing purposes, as well as the ability to enhance returns and are governed by the plan’s derivatives policy that was approved by the PBMC. The fair value of derivatives held in the CIBC Pension Plan is disclosed in Note 18 to the consolidated financial statements.

CIBC 2022 ANNUAL REPORT	75

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and
Non-Trading
Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The RMC provides governance through
bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Policies
Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC’s liquidity risk management policy.
Our pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.
We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.
Risk measurement
Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on-
and
off-balance
sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on-
and
off-balance
sheet cash flows.
Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, NSFR and NCCF. Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.
Risk appetite
CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.
Stress testing
A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off,
contingent liquidity utilization, and liquid asset marketability.

76	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2022	Cash and deposits with banks	$63,861	$–	$63,861	$286	$63,575
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets (2)	19,159	2,326	21,485	16,040	5,445
		$287,680	$129,727	$417,407	$187,990	$229,417
2021	Cash and deposits with banks	$56,997	$–	$56,997	$252	$56,745
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	113,515	100,944	214,459	134,370	80,089
	Other debt securities	5,681	5,510	11,191	1,827	9,364
	Equities	37,855	22,996	60,851	25,133	35,718
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,116	948	37,064	14,677	22,387
	Other liquid assets (2)	12,772	3,927	16,699	7,203	9,496
		$262,936	$134,325	$397,261	$183,462	$213,799

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2022	2021
CIBC (parent)	$166,968	$153,971
Domestic subsidiaries	11,535	12,271
Foreign subsidiaries	50,914	47,557
	$229,417	$213,799
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets increased by $15.6 billion since October 31, 2021, primarily due to an increase in unencumbered liquid government securities holdings and cash balances. This increase is a result of higher deposit and funding levels to fund asset growth.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2022	Cash and deposits with banks	$–	$286	$63,575	$–	$63,861
	Securities (3)	157,357	5,263	141,964	–	304,584
	Loans, net of allowance for credit losses (4)	–	46,720	29,645	440,720	517,085
	Other assets	13,637	–	2,304	86,294	102,235
		$170,994	$52,269	$237,488	$527,014	$987,765
2021	Cash and deposits with banks	$–	$252	$56,745	$–	$56,997
	Securities (3)	154,382	1,817	134,018	–	290,217
	Loans, net of allowance for credit losses (4)	1,488	44,615	29,331	376,487	451,921
	Other assets	6,599	–	3,005	77,820	87,424
		$162,469	$46,684	$223,099	$454,307	$886,559

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

CIBC 2022 A NNUAL REPORT	77

Management’s discussion and analysis

Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered HQLA over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.
The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended October 31, 2022		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$181,522
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$228,368	17,128
3	Stable deposits	98,720	2,962
4	Less stable deposits	129,648	14,166
5	Unsecured wholesale funding, of which:	224,197	98,230
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	115,716	28,374
7	Non-operational deposits (all counterparties)	86,173	47,548
8	Unsecured debt	22,308	22,308
9	Secured wholesale funding	n/a	13,987
10	Additional requirements, of which:	159,193	41,293
11	Outflows related to derivative exposures and other collateral requirements	26,510	13,946
12	Outflows related to loss of funding on debt products	6,910	6,910
13	Credit and liquidity facilities	125,773	20,437
14	Other contractual funding obligations	5,141	5,141
15	Other contingent funding obligations	388,116	7,394
16	Total cash outflows	n/a	183,173
Cash inflows
17	Secured lending (e.g. reverse repos)	101,934	22,659
18	Inflows from fully performing exposures	23,311	11,669
19	Other cash inflows	8,196	8,196
20	Total cash inflows	$133,441	$42,524
			Total adjusted value
21	Total HQLA	n/a	$181,522
22	Total net cash outflows	n/a	$140,649
23	LCR	n/a	129%
$ millions, average of the three months ended July 31, 2022			Total adjusted value
24	Total HQLA	n/a	$167,702
25	Total net cash outflows	n/a	$136,859
26	LCR	n/a	123%

(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at October 31, 2022, increased to 129% from 123% in the prior quarter, due to higher HQLA, partially offset by an increase in net cash outflows.
Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more

78	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.
The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at October 31, 2022		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$51,229	$–	$–	$5,716	$56,945
2	Regulatory capital	51,229	–	–	5,716	56,945
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	196,289	42,442	16,514	15,162	249,648
5	Stable deposits	90,973	14,797	8,203	8,515	116,788
6	Less stable deposits	105,316	27,645	8,311	6,647	132,860
7	Wholesale funding	167,997	178,412	55,348	85,742	220,115
8	Operational deposits	117,115	4,181	–	–	60,648
9	Other wholesale funding	50,882	174,231	55,348	85,742	159,467
10	Liabilities with matching interdependent assets	–	1,636	2,387	12,262	–
11	Other liabilities	–		99,015 (1)		7,550
12	NSFR derivative liabilities			13,149 (1)
13	All other liabilities and equity not included in the above categories	–	51,615	129	34,122	7,550
14	Total ASF					534,258
RSF item
15	Total NSFR HQLA					11,313
16	Deposits held at other financial institutions for operational purposes	–	3,825	–	395	2,308
17	Performing loans and securities	65,278	105,413	52,671	355,651	382,621
18	Performing loans to financial institutions secured by Level 1 HQLA	–	19,359	2,854	–	2,405
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	594	34,378	6,605	20,353	28,127
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	34,211	37,248	27,215	118,133	162,214
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,669	11,468	15,761	209,618	171,829
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,669	11,392	15,677	204,508	167,406
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	11,804	2,960	236	7,547	18,046
25	Assets with matching interdependent liabilities	–	1,636	2,387	12,262	–
26	Other assets	12,762		99,299 (1)		44,800
27	Physical traded commodities, including gold	2,304				1,959
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties			10,581 (1)		8,994
29	NSFR derivative assets			10,897 (1)		–
30	NSFR derivative liabilities before deduction of variation margin posted			28,942 (1)		1,447
31	All other assets not included in the above categories	10,458	43,546	142	5,191	32,400
32	Off-balance sheet items			378,863 (1)		13,071
33	Total RSF					$454,113
34	NSFR					118%
$ millions, as at July 31, 2022						Weighted value
35	Total ASF					$519,356
36	Total RSF					$443,626
37	NSFR					117%
$ millions, as at October 31, 2021						Weighted value
38	Total ASF					$472,518
39	Total RSF					$401,362
40	NSFR					118%

(1)	No assigned time period per disclosure template design.

CIBC 2022 ANNUAL REPORT	79

Management’s discussion and analysis

Our NSFR as at October 31, 2022, increased to 118% from 117% in the prior quarter and was comparable with 2021, due to an increase in long-term funding, offset by an increase in lending in line with strategic business growth.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

Funding
We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at October 31, 2022	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$1,580	$1,730	$2,459	$3,465	$9,234	$–	$–	$9,234
Certificates of deposit and commercial paper	10,472	12,942	20,911	21,019	65,344	477	–	65,821
Bearer deposit notes and bankers’ acceptances	398	586	394	336	1,714	–	–	1,714
Senior unsecured medium-term notes (2)	–	4,291	4,504	15,249	24,044	13,146	30,389	67,579
Senior unsecured structured notes	206	–	–	–	206	–	68	274
Covered bonds/asset-backed securities
Mortgage securitization	–	1,230	403	2,355	3,988	2,318	10,172	16,478
Covered bonds	–	1,674	697	2,080	4,451	–	21,807	26,258
Cards securitization	–	–	–	–	–	1,028	2,002	3,030
Subordinated liabilities	–	–	–	–	–	36	6,256	6,292
Other	–	–	–	–	–	–	8	8
	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688
Of which:
Secured	$–	$2,904	$1,100	$4,435	$8,439	$3,346	$33,981	$45,766
Unsecured	12,656	19,549	28,268	40,069	100,542	13,659	36,721	150,922
	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688
October 31, 2021	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900

(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at October 31		2022		2021
CAD	$51.2	26%	$48.0	28%
USD	103.0	52	91.5	54
Other	42.5	22	31.4	18
	$196.7	100%	$170.9	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Funding plan
Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
On February 22, 2022, S&P announced the following updates to our credit ratings: senior debt to A- from BBB+; subordinated indebtedness to
A- from
BBB+; subordinated indebtedness – NVCC to BBB+ from BBB; LRCN – NVCC to BBB- from BB+; preferred shares – NVCC to P-2(L) from
P-3(H).
These rating revisions reflect S&P’s views on improvements in our risk position.

80	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Our credit ratings are summarized in the following table:

As at October 31, 2022	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1)	DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.
Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2022	2021
One-notch downgrade	$–	$0.1
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.3	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$31,535	$–	$–	$–	$–	$–	$–	$–	$–	$31,535
Interest-bearing deposits with banks	32,326	–	–	–	–	–	–	–	–	32,326
Securities	7,423	6,244	5,472	4,302	5,933	13,893	64,060	36,358	32,194	175,879
Cash collateral on securities borrowed	15,326	–	–	–	–	–	–	–	–	15,326
Securities purchased under resale agreements	44,040	11,997	6,180	4,175	1,481	1,340	–	–	–	69,213
Loans
Residential mortgages	1,943	4,077	8,099	6,528	14,214	45,804	180,672	8,369	–	269,706
Personal	1,228	552	1,047	785	790	662	3,687	5,536	31,142	45,429
Credit card	346	692	1,038	1,038	1,038	4,153	8,174	–	–	16,479
Business and government	10,464	7,518	8,867	11,235	12,521	32,717	74,126	20,181	10,913	188,542
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,073)	(3,073)
Derivative instruments	7,088	5,847	2,803	2,354	1,778	7,586	8,912	6,667	–	43,035
Customers’ liability under acceptances	10,419	1,109	2	44	–	–	–	–	–	11,574
Other assets	–	–	–	–	–	–	–	–	47,626	47,626
	$162,138	$38,036	$33,508	$30,461	$37,755	$106,155	$339,631	$77,111	$118,802	$943,597
October 31, 2021	$133,285	$39,067	$39,932	$35,900	$31,154	$95,910	$276,311	$70,812	$115,312	$837,683
Liabilities
Deposits (2)	$14,627	$33,409	$45,187	$60,217	$54,474	$31,954	$72,009	$16,238	$369,457	$697,572
Obligations related to securities sold short	15,284	–	–	–	–	–	–	–	–	15,284
Cash collateral on securities lent	4,853	–	–	–	–	–	–	–	–	4,853
Obligations related to securities sold under repurchase agreements	70,976	5,332	752	–	111	–	–	–	–	77,171
Derivative instruments	7,192	4,725	2,751	2,624	2,574	6,919	12,219	13,336	–	52,340
Acceptances	10,431	1,109	2	44	–	–	–	–	–	11,586
Other liabilities	25	57	58	77	65	311	629	949	25,946	28,117
Subordinated indebtedness	–	–	–	–	–	36	–	6,256	–	6,292
Equity	–	–	–	–	–	–	–	–	50,382	50,382
	$123,388	$44,632	$48,750	$62,962	$57,224	$39,220	$84,857	$36,779	$445,785	$943,597
October 31, 2021	$114,437	$58,465	$42,381	$43,224	$28,107	$40,038	$54,440	$27,969	$428,622	$837,683
(1)	Cash includes interest-bearing demand deposits with the Bank of Canada.
(2)
Comprises $232.1 billion (2021: $213.9 billion) of personal deposits; $443.0 billion (2021: $387.1 billion) of business and government deposits and secured borrowings; and $22.5 billion (2021: $20.2 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

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Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,621	$10,058	$5,190	$5,867	$5,300	$21,483	$67,286	$2,583	$216,873	$336,261
Securities lending (2)	44,328	4,352	4,328	–	–	–	–	–	–	53,008
Standby and performance letters of credit	3,968	3,330	2,927	3,783	2,942	618	739	152	–	18,459
Backstop liquidity facilities	–	11,003	1,076	604	172	–	–	–	–	12,855
Documentary and commercial letters of credit	59	98	21	2	1	4	24	–	–	209
Other	718	–	–	–	–	–	–	–	–	718
	$50,694	$28,841	$13,542	$10,256	$8,415	$22,105	$68,049	$2,735	$216,873	$421,510
October 31, 2021	$49,440	$28,564	$10,516	$9,343	$7,902	$25,284	$57,866	$3,678	$188,449	$381,042
(1)	Includes $167.3 billion (2021: $141.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $4.9 billion (2021: $2.5 billion) for cash because it is reported on the consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at October 31, 2022 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$111	$155	$275	$192	$162	$596	$757	$145	$2,393
Underwriting commitments	936	–	–	–	–	–	–	–	936
Future lease commitments (1)	–	–	–	–	–	–	72	497	569
Investment commitments	–	–	9	1	1	1	18	432	462
Pension contributions (3)	19	38	57	57	57	–	–	–	228
	$1,066	$193	$341	$250	$220	$597	$847	$1,074	$4,588
October 31, 2021	$414	$176	$221	$320	$185	$483	$735	$1,187	$3,721
(1)
Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(2)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

Other risks
Strategic risk
Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers, acquisitions and divestitures. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on corporate transactions, see the “Top and emerging risks” section.
Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk
Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational
r
isk is inherent in all CIBC activities and transactions. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, or regulatory review and penalties. The Operational Risk Management Framework (the Framework) sets out the requirements and roles and responsibilities in managing operational risk at CIBC.
Governance and Management
Operational risk is managed through the three lines of defence model and articulated in the Operational Risk Management Framework. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management. All three lines of defence, including all team members are accountable for identifying, managing and mitigating operational risk within the approved Operational Risk Appetite. For further details, refer to the “Management of risk – Risk overview” section.
Global Operational Risk Management (GORM) is responsible for oversight of the enterprise-wide operational risk and control environment globally. To effectively discharge its mandate, GORM establishes frameworks, policies, related procedures and guidelines, and develops tools, systems and processes to enable effective identification, measurement, mitigation, monitoring and reporting of operational risks. GORM is also responsible for determining the level of operational risk capital in compliance with OSFI’s guidelines. From a governance perspective, the ORCC, chaired by the Senior Vice-President, GORM, is a forum for senior management, with representation from each of the three lines of defence, to monitor and discuss significant operational risk and control matters. ORCC is a sub-committee of the GRC. GRC, chaired by the CRO, is a senior management forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies.

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Operational risk management approach
Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Framework, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.
Risk identification
Risk identification includes the process of assessing, understanding and confirming risks, on Business Unit operations, transactions, change initiatives and emerging risks to ensure operational risks are proactively identified and managed. CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators (KRIs) trends, change initiative risk assessments and in-depth
risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant Control Groups challenge business lines’ risk assessments and mitigation actions.
Risk measurement
Risk measurement is the quantification of operational risks through operational risk capital calculations, internal loss data collection and analysis, and stress testing to understand potential operational risk exposures.
Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.
A robust risk measurement practice is in place to quantify operational risk and ensure adequate capital. We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.
Risk mitigation
Risk mitigation is the determination of appropriate strategies and development of action plans to address operational risks to ensure residual risks are within the CIBC risk appetite. Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our Control Framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss while our global business continuity and broader operational resilience programs enable us to deliver critical services to our clients through disruption.
Risk monitoring and reporting
Risk monitoring and reporting ensures that operational risk issues, including emerging risks, are monitored and communicated to the relevant stakeholders in a timely and transparent manner.
Both forward-looking KRIs as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.
Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies. Operational risk practices are continuously enhanced to increase robustness of the operational risk management program for effective and efficient identification, measurement, mitigation, monitoring and reporting of operational risks in CIBC.
Operational risks which may adversely impact CIBC include the following:
Anti-money laundering/anti-terrorist financing
The risk of CIBC’s potential non-conformance with global AML and ATF regulatory requirements and sanctions regulations leading to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/or forfeiture of assets). See “Anti-money laundering” in the “Top and emerging risks” section for further details.
Fraud risk
The risk relating to the intentions to defraud, misappropriate property/assets or circumvent regulations, the law or CIBC policy and can be committed by either employees or by outsiders such as clients or third parties.
Information security risk (including cyber security)
The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if leaked, accessed without authorization or lost, could cause damage to CIBC’s business and its customers. See “Technology, information and cyber security risk” in the “Top and emerging risks” section for further details.
Technology risk
The risk of compromised availability, degradation, recovery, capacity, performance, integrity of new or existing systems. See “Technology, information and cyber security risk” in the “Top and emerging risks” section for further details.

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Management’s discussion and analysis

Third party risk
The potential risk that may arise from relying on a third party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See “Third-party risk” in the “Top and emerging risks” section for further details.
Other operational risks include business interruption risk, data risk, conduct risk (see the “Conduct risk” section), financial reporting risk, legal risk (see the “Reputation and legal risks” section), model risk, people risk, privacy risk, project risk, physical security and safety risk, regulatory compliance risk (see the “Regulatory compliance risk” section) and transaction processing and execution risk.
Environmental and social risk
Environmental and social risk is the risk of financial loss or damage to reputation associated with environmental and social issues, whether arising from our credit and investment activities or related to our own operations. These risks can include but are not limited to topics such as climate change, biodiversity, racial inequality, and modern slavery.
Governance
As environmental and social risk management requires a multi-disciplinary approach, these risk factors are considered in our ESG Governance Framework, which defines responsibility for ESG from the Board down to those with day-to-day accountability for execution.
CIBC’s Board and its committees provide ongoing oversight of our bank-wide ESG framework, each playing a distinct, but integrated role. The Corporate Governance Committee leads oversight of our ESG strategy, and in this capacity considers external challenges, trends and developments that should be incorporated in our strategic plans. Other Board committees lead the oversight of specific elements of our ESG strategy based on mandate, and as it pertains to environmental and social risks; in particular, the Risk Committee supervises key frameworks related to CIBC’s principal business risks, which include climate-related risks, and the Audit Committee has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report and our Sustainability Report.
At the senior management level, our Executive Committee is accountable for the progress on CIBC’s ESG agenda, and the Executive Vice-President and Chief Legal Officer (CLO) is the executive horizontal owner of ESG across the enterprise, which includes leading our ESG strategy and ESG Governance Framework. In this capacity, the CLO also works closely with our CRO, who has overall responsibility for enterprise risk management. Executive management of ESG is also facilitated through CIBC’s Senior Executive ESG Council, which is chaired by the Executive Vice-President and Chief Legal Officer, and has representation from all SBUs and functional groups, enabling bank-wide input and coordination on strategic ESG initiatives in response to CIBC’s environmental and social responsibilities. Our Enterprise ESG team, which reports to the CLO, works alongside the SBUs, functional groups and ESG subject matter experts across the bank, such as the Environmental Risk team within Enterprise Risk Management, to advance CIBC’s ESG agenda.
Understanding that environmental and social topics and related risks are evolving, we have regular, two-way engagement with our stakeholders and continuously assess and engage on other environmental and social issues through partnerships and industry initiatives. This helps to ensure that we have a common understanding of this risk area and are prepared to respond. Beyond the risks listed below, we are learning and contributing to emerging topics such as biodiversity and the circular economy, through participation in the Taskforce on Nature-related Financial Disclosures Forum and Circular Economy Leadership Canada, respectively, and helping to transform financial decision making to better integrate risks posed by environmental and social issues through participation in A4S (Accounting for Sustainability).
Risk management
Within CIBC’s Risk Management function, the Enterprise Risk Management group provides independent oversight of the measurement, monitoring and control of environmental risks. This group is led by the Senior Vice-President, Enterprise Risk Management, who has direct accountability to the CRO for environmental risk oversight. This team works closely with the Enterprise ESG team, to ensure that climate and related social risks are integrated into our ESG strategy, as well as with the SBUs and functional groups to ensure that best practices of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.
Our corporate environmental policy describes our approach to prudent environmental management, including climate-related issues, and assigns responsibilities for managing our environmental impacts and is under the overall management of the Environmental Risk team. Our policy states that CIBC will develop, implement and maintain standards and procedures to review, assess and manage the environmental risks inherent in lending and investment activities and seek through such activities to promote sound environmental management practices among those with whom business is conducted. For example, environmental and related social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and related social risk assessments in project finance, project-related corporate loans and bridge loans are required, in accordance with our commitment to the Equator Principles (adopted in 2003), which are a voluntary set of guidelines for financial institutions based on the screening criteria from the International Finance Corporation. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.
Social risks, which may not be related to environmental risks, such as child labour or human rights violations, are a component of reputation and legal risks. Social risk is therefore assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures. See the “Reputation and legal risks” section for additional information.
Climate change
Climate risk is integrated into our risk management processes, beginning with our climate-related risk appetite, which is defined based on qualitative considerations and reflects our guiding principle of practicing sound risk management, as well as enabling us to address stakeholders’ expectations with respect to climate risk management. We are currently focused on defining quantitative climate-related risk appetite statement measures, and to achieve this, we are developing different options to incorporate relevant risk appetite metrics and tolerance levels.
We are actively identifying and assessing climate-related risks and how they might impact business operations, cause physical damage, disrupt supply chains and affect global economies, and ultimately impact credit and market risk. To do this, we are continuing to develop a suite of tools including carbon risk scoring, heat maps, scenario analysis and measuring financed emissions to give us insights into the risks at a client, sector and portfolio level, as there is not one individual tool that can adequately measure the risks that our clients face due to climate change.

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Management’s discussion and analysis

Our carbon risk scoring considers the short, medium and long-term impacts that a corporate or commercial client might face due to climate change such as policy, technology and market shifts. It allows us to score each client on a scale of advanced to poor, referring those clients that score poorly to our High Carbon Score Committee to develop appropriate action plans to mitigate the risk.
Our heat map approach also provides a visual representation of the business and government sectors that are vulnerable to climate-related risks. Based on this heat map assessment, we assign a score to each industry and sector within our portfolio based on general exposure to physical and transition risks. The combined weighted average score is used to infer potential credit migrations which is used as an input into scenario analysis to estimate potential changes in PD, expected loss and RWA. The latter is based on the Bank of Canada and OSFI pilot scenario and provides a useful “what-if” framework to explore how climate-related risks may manifest in the future.
These risk management tools provide us with a higher level of granularity to understand how our individual portfolios behave with regard to climate-related risks and where to focus mitigation efforts, as well as informing business decisions towards potential opportunities and areas where we can support our clients. We will continue expanding our knowledge and exploring and assessing climate-related risk impacts as industry standards, the regulatory environment, data quality, tools and our approach mature.
Human rights and codes of conduct
CIBC is committed to respecting human rights and stands against slavery and human trafficking throughout our business and supply chains.
We uphold human rights by incorporating global best practices enterprise-wide, including those embodied by the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse and inclusive work environment. We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including laws addressing issues such as pay equity, employment equity, health and safety, discrimination and harassment. We expect our team members, clients, suppliers and other third parties with whom we have a business relationship to share our commitment to respect human rights. More information can be found in the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which is available on our website.
CIBC’s Code of Conduct is an important reference point in our culture and also lays out the standards we have in place for how team members should behave and treat our clients, communities and fellow team members. The Code of Conduct sets out underlying policies that guide our actions that are foundational to our purpose-led and inclusive culture as we grow in a sustainable way. This includes acting with honesty, integrity and respect. To maintain appropriate conduct and address inappropriate conduct, we use an integrated framework of programs, standards, policies, guidelines and procedures that all align with the high-level principles and ethical standards set out in our Code of Conduct. See the “Conduct risk” section for additional information.
Our Supplier Code of Conduct sets out the principles, standards and behaviours that our suppliers must follow, as we expect that they act ethically and adhere to all applicable laws, rules and regulations, such as maintaining responsible labour practices and human rights, in the jurisdictions in which they operate. We have procedures in place to assess supplier risk and to govern our contracted supplier relationships. Due diligence reviews of new, existing and prospective suppliers require consideration of applicable ESG factors in order to mitigate these potential risks within our supply chain.
More information on our ESG governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

Regulatory compliance risk
Regulatory compliance risk is the risk of CIBC’s potential
non-conformance
with applicable regulatory requirements.
Our regulatory compliance philosophy is to manage and mitigate regulatory compliance risk through the promotion of a strong risk culture within the parameters established by CIBC’s Risk Appetite Statement. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Senior Vice-President, Chief Compliance Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to internal policies, procedures and/or controls that govern regulatory compliance.
Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. This department is independent of business management and regularly reports to the RMC.
Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients.
See the “Regulatory developments” section for further details.
Insurance risk
Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.
Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our reinsurance business within the respective subsidiaries.
Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.
Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

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Management’s discussion and analysis

Reputation and legal risks
Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.
Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.
All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC’s reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC’s Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.
Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a sub-committee
of GRC and reports its activities regularly to the GRC. Additionally, there are specific senior management committees across the enterprise that provide further oversight to ensure required practices are followed and any material reputation and legal risks are identified, managed, and if required, escalated, effectively.
Conduct risk
Conduct risk is the risk that the actions or omissions (i.e., behaviour) of CIBC, team members or third parties: do not align with our desired culture and values; deliver poor or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC’s reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.
Our Conduct and Culture Risk Framework applies enterprise-wide and outlines how we manage conduct risk through the proactive identification, measurement and management of potential conduct risk. Every team member is accountable for the identification and management of conduct risk. The overarching principles and requirements for maintaining appropriate conduct and addressing inappropriate conduct are covered in the CIBC Code of Conduct (the Code) and other global, regional and business specific policies, frameworks, processes and procedures. All team members must abide by the Code, and CIBC policies, frameworks, processes and procedures in carrying out the accountabilities of their role. Overall governance of conduct risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

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Management’s discussion and analysis

Accounting and control matters
Critical accounting policies and estimates
The consolidated financial statements of CIBC have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the
Bank Act
(Canada) and the requirements of OSFI. A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. As discussed in the “Economic and market environment” section, there are elevated levels of uncertainty related to the impact that rising interest rates, inflation and supply chain disruptions exacerbated by geopolitical events and the measures imposed in some countries to combat the spread of COVID-19, will have on the macroeconomic environment. These challenges continue to give rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Use and classification of financial instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.
We use these financial instruments for both trading and
non-trading
activities. Trading activities primarily include the purchase and sale of securities and metals, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation.
Non-trading
activities generally include the business of lending, investing, funding, and ALM.
The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.
Determination of fair value of financial instruments
Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL, business and government loans mandatorily measured and designated at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.
IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length
transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable
(Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available.
For instruments valued using internally developed models that use significant non-observable
market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.
The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31		2022		2021
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL	$1,194	1.7%	$1,099	1.1%
Debt securities measured at FVOCI and equity securities designated at FVOCI	161	0.3	392	0.7
Derivative instruments	67	0.2	97	0.3
	$1,422	0.8%	$1,588	0.8%
Liabilities
Deposits and other liabilities (2)	$409	1.5%	$742	3.8%
Derivative instruments	1,586	3.0	267	0.8
	$1,995	2.0%	$1,009	1.3%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.
Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.
In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of

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uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.
Fair value adjustments
We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer
spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.
The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.
As at October 31, 2022, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $326 million (2021: $270 million), primarily related to credit risk, bid-offer
spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.
Impairment of financial assets
Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.
ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.
Key drivers of expected credit loss
The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.
In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.
We continue to operate in an uncertain macroeconomic environment. While improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing ECLs during the three months ended January 31, 2022, a worsening of our economic outlook during the nine months ended October 31, 2022 resulted in a moderate increase in our stage 1 and stage 2 performing ECLs. There is inherent uncertainty in estimating the impact that rising interest rates, inflation and supply chain disruptions exacerbated by the measures imposed in some countries to combat the spread of COVID-19 and geopolitical events, will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed above, continued to be required. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.
Use of the regulatory framework
Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Significant judgment is applied in making appropriate adjustments to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle
and downturn parameters used in the Basel regulatory calculations to point-in-time
parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9

PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions

LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital
Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured

Other		ECL is discounted from the default date to the reporting date
Attribution of provision for credit losses
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers’

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acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.
Hedge accounting
The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018. As a result of interest rate benchmark reform, we have adopted “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) issued by the IASB as of November 1, 2019, and adopted “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) as of November 1, 2020. See “Reforms to interest rate benchmarks” in the “Other regulatory developments” section for more information.
Securitizations and structured entities
Securitization of our own assets
Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of SEs, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.
We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, which we consolidate under IFRS 10.
We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:
•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.
We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.
Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.
We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.
Securitization of third-party assets
We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.
IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.
Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.
A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
For additional information on the securitizations of our own assets and third-party assets, see the
“Off-balance
sheet arrangements” section and Note 6 to the consolidated financial statements.
Leases
As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC. We apply judgment in determining the appropriate lease term, which is based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. In accounting for the lease, we also determine the appropriate discount rates based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate.
As an intermediate lessor, we apply judgment to classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized based on the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on our estimation of the standalone prices for each of these components. The investment in sublease is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term. For both finance and operating subleases, we apply similar judgments as when we are acting as a lessee to determine the appropriate lease term.

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Asset impairment
Goodwill
As at October 31, 2022, we had goodwill of $5,348 million (2021: $4,954 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.
Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.
In the fourth quarter of 2022, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.
For additional information, see Note 8 to the consolidated financial statements.
Other intangible assets and long-lived assets
As at October 31, 2022, we had other intangible assets with an indefinite life of $143 million (2021: $140 million) and with a definite life of $358 million (2021: $195 million), including purchased credit card relationships with a carrying value of $218 million (2021: nil) that were acquired as part of the acquisition of the Canadian Costco credit card portfolio. Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.
Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.
Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.
Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.
For additional information, see Note 8 to the consolidated financial statements.
Income taxes
We are committed to responsible tax practices. We execute active tax governance and tax compliance processes to meet the requirements of tax laws in all countries where we operate. We seek to manage tax and reputational risk to ensure any financial exposure is well understood and remains consistent with our strategy, risk appetite and financial goals.
We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.
Current tax is calculated using tax rates enacted or substantively enacted as at the reporting date. For Canadian income taxes, substantively enacted is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled, based on the laws that have been enacted or substantively enacted as at the reporting date.
Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future.
We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all of the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are based on our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our NIFOs, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all of the available evidence, it is probable that the recognized deferred tax assets will be realized. Income tax accounting impacts all of our reporting segments. For further details on our income taxes, see Note 19 to the consolidated financial statements.
Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial

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statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
A description of significant ongoing matters to which CIBC is a party can be found in Note 22 to the consolidated financial statements. The provisions disclosed in Note 22 include all of CIBC’s accruals for legal matters as at October 31, 2022, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.5 billion as at October 31, 2022. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2022, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
Post-employment and other long-term benefit plan assumptions
We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor long-term disability medical and dental benefit plans (collectively, other long-term benefit plans). The long-term disability income replacement plan that was previously closed to new claims as of June 2004, was settled effective December 2021.
The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management. We applied additional judgment in developing salary-related assumptions for the year ended October 31, 2022 given the impact of inflationary pressures on employee compensation and our public commitments to additional wage increases for certain employees.
The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality
corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.
For further details of our annual pension and other post-employment expense and obligations, see Note 18 and Note 1 to the consolidated financial statements.
Self-managed loyalty points program
We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.
For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.
Accounting developments
Transition to IFRS 17
IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. IFRS 17 is to be applied retrospectively unless impracticable. We expect changes in the timing of revenue recognition for our insurance contracts and changes to our insurance contract liabilities as a result of IFRS 17.
We continue to prepare for the implementation of IFRS 17, which is overseen by an Executive Steering Committee. The Executive Steering Committee includes stakeholders from the frontline business and functional groups including Finance, Technology and Risk Management as well as our Appointed Actuary. We have evaluated the changes to our accounting and actuarial policies resulting from the adoption of IFRS 17 and are in the process of implementing a technology solution to support the new accounting requirements.
We continue to evaluate the effect of this standard on our consolidated financial statements.

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Other regulatory developments
Reforms to interest rate benchmarks
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as 1-week and 2-month USD LIBOR settings was discontinued on December 31, 2021. The remaining USD LIBOR settings will cease to be published after June 30, 2023. In March 2022, the
Adjustable Interest Rate (LIBOR) Act
was enacted in the U.S., which allows for contracts that do not contain adequate fallback provisions to automatically transition to Secured Overnight Financing Rate (SOFR) upon the cessation of USD LIBOR. The enactment of this legislation is a positive step towards facilitating the remediation efforts for USD LIBOR exposures.
In December 2021, CARR recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the CDOR administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to CORRA. Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and FRFIs to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024.
The transition from current reference rates to alternative rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. These developments may cause some LIBOR and other benchmarks to be discontinued. A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
Our Enterprise IBOR Transition Program continues to manage and coordinate all aspects of the transition. Consistent with regulatory expectations, we have completed the transition of our non-USD LIBOR and 1-week and 2-month USD LIBOR referenced contracts, and no new USD LIBOR products were originated after December 31, 2021 with limited permitted exceptions. We are in the process of transitioning our remaining USD LIBOR based contracts to the alternative rates and have developed business processes to support the transition. The Program is also assessing the impact of the cessation of CDOR on our operations and is developing plans to facilitate the transition of CDOR to alternative rates. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments. The Program provides regular updates to senior management, including the Executive Committee, and the Board.
The IASB issued amendments to impacted accounting standards to provide relief to entities impacted by the transition to alternative rates. In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the Phase 1 amendments), which provides relief for specific hedge accounting requirements to address uncertainties in the period before interest rate benchmark reform, and provides certain disclosure requirements. In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (the Phase 2 amendments), which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides for additional disclosure requirements. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39 and IFRS 7, IFRS 4 and IFRS 16 apply to us. CIBC elected to early adopt the Phase 1 and Phase 2 amendments effective November 1, 2019 and November 1, 2020, respectively. As a result, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform in Note 1 to our consolidated financial statements.
Client-focused reforms
In October 2019, the CSA published final amendments to National Instrument
31-103
“Registration Requirements, Exemptions, and Ongoing Registrant Obligations” and its Companion Policy. The client-focused reforms are supported by new and/or amended requirements with respect to know your client, enhanced suitability, product due diligence, know your product, conflicts of interest, relationship disclosure, referrals, and misleading communications. The CSA expects that these requirements will result in a new, higher standard of conduct across all categories for registered dealers, advisers and their representatives. In addition, the Investment Industry Regulatory Organization of Canada and the Mutual Fund Dealers Association (MFDA) published rule amendments aligning to the CSA client-focused reforms.
Due to
COVID-19,
the original implementation dates scheduled for June 30, 2020 (conflicts of interest) and December 31, 2020 (all remaining amendments) were deferred to 2021. Pursuant to the new timelines, the requirements related to conflicts of interest were effective June 30, 2021 and all other remaining requirements are effective December 31, 2021.
These requirements impact our Canadian Commercial Banking and Wealth Management and Canadian Personal and Business Banking SBUs, as well as Direct Financial Services within our Capital Markets SBU. Relevant changes to our policies and procedures to comply with the conflicts of interest requirements were implemented by June 30, 2021. The remaining changes to our policies and procedures to comply were implemented by December 31, 2021.
CDIC – Deposit protection modernization
In April 2019, the Canadian Federal government approved changes to the
Canada Deposit Insurance Corporation Act
intended to strengthen and modernize deposit protection. The changes occur in two phases. The first phase was effective on April 30, 2020, and included changes to extend CDIC coverage to foreign currency deposits and deposits with terms greater than five years, and to eliminate coverage for travellers’ cheques. The second phase was effective on April 30, 2022, and included additional changes such as providing separate coverage for certain registered plans and introducing new requirements for deposits held in trust.

92	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

OSFI Guideline B-13 – Technology and Cyber Risk Management
On July 13, 2022, OSFI issued the final Guideline B-13, which will become effective on January 1, 2024. This guideline sets out OSFI’s expectations for how FRFIs should manage technology and cyber risks such as data breaches, technology outages and more. The Guideline is organized around three “domains,” each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security. Efforts are underway to self-assess and ensure compliance with the Guideline.
OSFI Guideline – Assurance on Capital, Leverage and Liquidity Returns
On November 7, 2022, OSFI issued a Guideline on Assurance on Capital, Leverage and Liquidity Returns, which sets out OSFI’s three-step approach to enhancing and aligning assurance expectations over regulatory capital, leverage and liquidity returns, including expectations concerning the role of management, Internal Audit and the external auditors. The Guideline is effective in stages over a three year period beginning in fiscal 2023, including the requirement for an external audit opinion on the numerator and denominator of key regulatory ratios in fiscal 2025.
Related-party transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the
Bank Act
(Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the
Bank Act
(Canada).
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel
(1)
, their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Details of our compensation of key management personnel
(1)
and our investments in equity-accounted associates and joint ventures are disclosed in Notes 17, 18, 24 and 25 to the consolidated financial statements.

(1)
Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), ExCo and certain named officers per the
Bank Act
(Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

CIBC 2022 ANNUAL REPORT	93

Management’s discussion and analysis

Policy on the Scope of Services of the Shareholders’ Auditor
The “Policy on the Scope of Services of the Shareholders’ Auditor” sets out the parameters for the engagement of the shareholders’ auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval
of all work performed by the shareholders’ auditor and prohibits CIBC from engaging the shareholders’ auditor for “prohibited” services. The Audit Committee is accountable for the oversight of the work of the shareholders’ auditor and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditor are disclosed in our Management Proxy Circular.
Controls and procedures
Disclosure controls and procedures
CIBC’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC’s management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
CIBC’s management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2022, (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the consolidated financial statements.
All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.
As at October 31, 2022, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective.
Ernst & Young LLP, the shareholders’ auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2022, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2022, that have materially affected, or are reasonably likely to materially affect, its internal control.

94	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information
Average balance sheet, net interest income and margin

		Average balance (1)			Interest			Average rate
	$ millions, for the year ended October 31	2022	2021	2020	2022	2021	2020	2022	2021	2020
	Domestic assets (2)
	Cash and deposits with banks	$24,833	$37,527	$30,232	$384	$95	$150	1.55%	0.25%	0.50%
	Securities	88,483	82,262	76,063	2,072	1,567	1,776	2.34	1.90	2.33
	Securities borrowed or purchased under resale agreements	29,606	27,203	26,498	509	154	290	1.72	0.57	1.09
Loans	Residential mortgages	256,600	230,606	208,811	6,722	5,141	5,581	2.62	2.23	2.67
	Personal (3)	41,687	39,939	40,690	2,075	1,624	1,949	4.98	4.07	4.79
	Credit card (3)	13,236	10,171	11,258	1,687	1,338	1,484	12.75	13.16	13.18
	Business and government	86,543	70,755	68,072	2,795	1,712	2,043	3.23	2.42	3.00
	Total loans	398,066	351,471	328,831	13,279	9,815	11,057	3.34	2.79	3.36
	Other interest-bearing assets	9,488	8,901	5,194	123	45	62	1.30	0.51	1.19
	Derivative instruments	15,426	11,382	14,334	–	–	–	–	–	–
	Customers’ liability under acceptances	11,909	10,613	9,560	–	–	–	–	–	–
	Other non-interest-bearing assets	25,385	21,371	19,641	–	–	–	–	–	–
	Total domestic assets	603,196	550,730	510,353	16,367	11,676	13,335	2.71	2.12	2.61
	Foreign assets (2)
	Cash and deposits with banks	34,703	30,270	20,050	324	36	99	0.93	0.12	0.49
	Securities	88,234	72,870	62,014	1,350	574	792	1.53	0.79	1.28
	Securities borrowed or purchased under resale agreements	49,196	51,157	42,199	666	165	552	1.35	0.32	1.31
Loans	Residential mortgages	4,941	4,501	4,429	187	157	176	3.78	3.49	3.97
	Personal (3)	1,347	1,192	1,156	65	55	62	4.83	4.61	5.36
	Credit card (3)	133	129	153	28	28	35	21.05	21.71	22.88
	Business and government	84,337	66,677	66,015	3,103	1,995	2,416	3.68	2.99	3.66
	Total loans	90,758	72,499	71,753	3,383	2,235	2,689	3.73	3.08	3.75
	Other interest-bearing assets	2,522	923	701	89	55	55	3.53	5.96	7.85
	Derivative instruments	24,127	24,186	20,629	–	–	–	–	–	–
	Customers’ liability under acceptances	–	1	1	–	–	–	–	–	–
	Other non-interest-bearing assets	7,477	6,985	7,792	–	–	–	–	–	–
	Total foreign assets	297,017	258,891	225,139	5,812	3,065	4,187	1.96	1.18	1.86
	Total assets	$900,213	$809,621	$735,492	$22,179	$14,741	$17,522	2.46%	1.82%	2.38%
	Domestic liabilities (2)
Deposits	Personal	$204,075	$189,599	$172,913	$1,535	$734	$1,405	0.75%	0.39%	0.81%
	Business and government	224,303	198,978	178,476	3,662	1,170	2,019	1.63	0.59	1.13
	Bank	1,513	2,220	2,105	9	3	13	0.59	0.14	0.62
	Secured borrowings	43,892	37,893	39,076	862	378	668	1.96	1.00	1.71
	Total deposits	473,783	428,690	392,570	6,068	2,285	4,105	1.28	0.53	1.05
	Derivative instruments	15,581	10,621	14,398	–	–	–	–	–	–
	Acceptances	11,910	10,614	9,563	–	–	–	–	–	–
	Obligations related to securities sold short	18,496	19,018	16,794	333	229	251	1.80	1.20	1.49
	Obligations related to securities lent or sold under repurchase agreements	18,594	26,349	27,374	301	151	220	1.62	0.57	0.80
	Other liabilities	23,979	20,432	6,464	86	36	49	0.36	0.18	0.76
	Subordinated indebtedness	5,901	5,340	4,891	200	120	152	3.39	2.25	3.11
	Total domestic liabilities	568,244	521,064	472,054	6,988	2,821	4,777	1.23	0.54	1.01
	Foreign liabilities (2)
Deposits	Personal	18,689	16,795	16,974	108	62	142	0.58	0.37	0.84
	Business and government	157,085	134,038	113,877	1,535	268	964	0.98	0.20	0.85
	Bank	20,842	16,848	13,891	121	20	100	0.58	0.12	0.72
	Secured borrowings	3,290	1,883	1,322	55	16	15	1.67	0.85	1.13
	Total deposits	199,906	169,564	146,064	1,819	366	1,221	0.91	0.22	0.84
	Derivative instruments	24,369	22,571	20,718	–	–	–	–	–	–
	Acceptances	–	1	1	–	–	–	–	–	–
	Obligations related to securities sold short	2,789	1,050	1,047	47	7	3	1.69	0.67	0.29
	Obligations related to securities lent or sold under repurchase agreements	53,750	50,142	41,881	642	57	436	1.19	0.11	1.04
	Other liabilities	3,013	2,395	13,706	39	29	34	1.29	1.21	0.25
	Subordinated indebtedness	97	96	152	3	2	7	3.09	2.08	4.61
	Total foreign liabilities	283,924	245,819	223,569	2,550	461	1,701	0.90	0.19	0.76
	Total liabilities	852,168	766,883	695,623	9,538	3,282	6,478	1.12	0.43	0.93
	Shareholders’ equity	47,851	42,563	39,682	–	–	–	–	–	–
	Non-controlling interests	194	175	187	–	–	–	–	–	–
	Total liabilities and equity	$900,213	$809,621	$735,492	$9,538	$3,282	$6,478	1.06%	0.41%	0.88%
	Net interest income and net interest margin (4)				$12,641	$11,459	$11,044	1.40%	1.42%	1.50%
Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$92,579	$76,224	$59,862
	Foreign	25,950	22,396	18,430

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.
(3)	Certain prior year information has been revised to conform to current year presentation.
(4)	Net interest income as a percentage of average assets.

CIBC 2022 ANNUAL REPORT	95

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2022/2021			2021/2020
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$(32)	$321	$289	$36	$(91)	$(55)
	Securities	119	386	505	145	(354)	(209)
	Securities borrowed or purchased under resale agreements	14	341	355	8	(144)	(136)
Loans	Residential mortgages	579	1,002	1,581	583	(1,023)	(440)
	Personal (2)	71	380	451	(36)	(289)	(325)
	Credit card (2)	403	(54)	349	(143)	(3)	(146)
	Business and government	382	701	1,083	81	(412)	(331)
	Total loans (2)	1,435	2,029	3,464	485	(1,727)	(1,242)
	Other interest-bearing assets	3	75	78	44	(61)	(17)
	Change in domestic interest income (2)	1,539	3,152	4,691	718	(2,377)	(1,659)
	Foreign assets (1)
	Cash and deposits with banks	5	283	288	50	(113)	(63)
	Securities	121	655	776	139	(357)	(218)
	Securities borrowed or purchased under resale agreements	(6)	507	501	117	(504)	(387)
Loans	Residential mortgages	15	15	30	3	(22)	(19)
	Personal (2)	7	3	10	2	(9)	(7)
	Credit card (2)	1	(1)	–	(5)	(2)	(7)
	Business and government	528	580	1,108	24	(445)	(421)
	Total loans (2)	551	597	1,148	24	(478)	(454)
	Other interest-bearing assets	95	(61)	34	17	(17)	–
	Change in foreign interest income (2)	766	1,981	2,747	347	(1,469)	(1,122)
	Total change in interest income (2)	$2,305	$5,133	$7,438	$1,065	$(3,846)	$(2,781)
	Domestic liabilities (1)
Deposits	Personal	$56	$745	$801	$136	$(807)	$(671)
	Business and government	149	2,343	2,492	232	(1,081)	(849)
	Bank	(1)	7	6	1	(11)	(10)
	Secured borrowings	60	424	484	(20)	(270)	(290)
	Total deposits	264	3,519	3,783	349	(2,169)	(1,820)
	Obligations related to securities sold short	(6)	110	104	33	(55)	(22)
	Obligations related to securities lent or sold under repurchase agreements	(44)	194	150	(8)	(61)	(69)
	Other liabilities	6	44	50	106	(119)	(13)
	Subordinated indebtedness	13	67	80	14	(46)	(32)
	Change in domestic interest expense	233	3,934	4,167	494	(2,450)	(1,956)
	Foreign liabilities (1)
Deposits	Personal	7	39	46	(1)	(79)	(80)
	Business and government	46	1,221	1,267	171	(867)	(696)
	Bank	5	96	101	21	(101)	(80)
	Secured borrowings	12	27	39	6	(5)	1
	Total deposits	70	1,383	1,453	197	(1,052)	(855)
	Obligations related to securities sold short	12	28	40	–	4	4
	Obligations related to securities lent or sold under repurchase agreements	4	581	585	86	(465)	(379)
	Other liabilities	7	3	10	(28)	23	(5)
	Subordinated indebtedness	–	1	1	(3)	(2)	(5)
	Change in foreign interest expense	93	1,996	2,089	252	(1,492)	(1,240)
	Total change in interest expense	$326	$5,930	$6,256	$746	$(3,942)	$(3,196)
	Change in total net interest income	$1,979	$(797)	$1,182	$319	$96	$415

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.
(2)	Certain prior year information has been revised to conform to current year presentation.

96	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Residential mortgages	$264,089	$246,581	$2,439	$2,071	$2,885	$2,594	$269,413	$251,246
Personal	43,210	39,940	626	542	691	647	44,527	41,129
Credit card	15,523	10,362	26	22	146	125	15,695	10,509
Total net consumer loans	322,822	296,883	3,091	2,635	3,722	3,366	329,635	302,884
Non-residential mortgages	5,827	6,259	–	48	250	268	6,077	6,575
Financial institutions	13,593	11,407	20,045	13,705	6,805	3,896	40,443	29,008
Retail and wholesale	9,304	6,549	3,156	2,449	650	596	13,110	9,594
Business services	9,932	6,663	6,188	4,808	2,077	1,789	18,197	13,260
Manufacturing – capital goods	3,012	2,222	2,746	2,500	39	93	5,797	4,815
Manufacturing – consumer goods	5,014	3,430	1,610	1,283	133	91	6,757	4,804
Real estate and construction	29,486	25,151	22,705	18,138	1,218	1,264	53,409	44,553
Agriculture	7,901	7,242	242	129	32	36	8,175	7,407
Oil and gas	2,391	2,539	1,214	1,818	55	238	3,660	4,595
Mining	993	415	167	127	554	490	1,714	1,032
Forest products	442	283	111	165	–	–	553	448
Hardware and software	940	589	3,056	2,275	412	130	4,408	2,994
Telecommunications and cable	1,066	238	1,348	1,196	141	130	2,555	1,564
Publishing, printing, and broadcasting	211	343	259	71	85	95	555	509
Transportation	2,673	2,526	2,176	1,255	2,406	2,909	7,255	6,690
Utilities	5,583	4,397	3,870	3,654	4,159	3,519	13,612	11,570
Education, health and social services	3,828	3,664	4,932	3,927	48	23	8,808	7,614
Governments	2,074	1,666	302	229	2,304	1,736	4,680	3,631
Others	–	–	–	–	–	–	–	–
Stage 1 and 2 allowance for credit losses (2)(3)	(260)	(245)	(370)	(282)	(113)	(141)	(743)	(668)
Total net business and government loans, including acceptances	104,010	85,338	73,757	57,495	21,255	17,162	199,022	159,995
Total net loans and acceptances	$426,832	$382,221	$76,848	$60,130	$24,977	$20,528	$528,657	$462,879

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses is allocated to business and government loans, including acceptances, by category above.
(3)	Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.
Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2022	2021
Balance at beginning of year	$2,970	$3,722
Provision for credit losses	1,057	158
Write-offs (1)
Residential mortgages	47	27
Personal	274	266
Credit card	397	414
Business and government	312	279
Total write-offs	1,030	986
Recoveries (1)
Residential mortgages	2	3
Personal	69	70
Credit card	114	119
Business and government	33	14
Total recoveries	218	206
Net write-offs	812	780
Interest income on impaired loans	(35)	(41)
Foreign exchange and other	96	(89)
Balance at end of year	$3,276	$2,970
Comprises:
Loans	$3,073	$2,849
Undrawn credit facilities and other off-balance sheet exposures	203	121
Ratio of net write-offs during the year to average loans outstanding during the year (1)
Residential mortgages	0.02%	0.01%
Personal	0.48	0.48
Credit card	2.12	2.86
Business and government	0.16	0.19

(1)	Certain prior year information has been revised to conform to current year presentation.

CIBC 2022 ANNUAL REPORT	97

Management’s discussion and analysis

Net loans and acceptances by geographic location
(1)

$ millions, as at October 31	2022	2021
Canada
Atlantic provinces	$16,108	$14,898
Quebec	41,703	35,092
Ontario	229,250	202,789
Prairie provinces	16,580	15,092
Alberta, Northwest Territories and Nunavut	49,666	46,816
British Columbia and Yukon	75,385	69,110
Stage 1 and 2 allowance allocated to Canada (2)(3)	(1,860)	(1,576)
Total Canada	426,832	382,221
U.S. (2)(3)	76,848	60,130
Other countries (2)(3)	24,977	20,528
Total net loans and acceptances	$528,657	$462,879

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.
(3)	For Canada, Stage 3 allowance for credit losses is allocated to provinces above, including acceptances. For U.S. and Other countries, amounts are net of Stage 3 allowances for credit losses.
Loans interest rate sensitivity

$ millions, as at October 31	2022				2021
	Floating	Fixed rate (1)	Non-rate sensitive	Total	Floating	Fixed rate (1)	Non-rate sensitive	Total
Loans
Residential mortgages	$104,379	$165,327	$–	$269,706	$72,507	$179,019	$–	$251,526
Personal	37,023	8,406	–	45,429	35,626	6,271	–	41,897
Credit card	–	–	16,479	16,479	–	–	11,134	11,134
Business and government	137,478	50,842	222	188,542	104,724	45,336	153	150,213
Gross loans	278,880	224,575	16,701	520,156	212,857	230,626	11,287	454,770
Allowance for credit losses				(3,073)				(2,849)
				$517,083				$451,921

(1)	Bankers’ acceptances are included as part of fixed rate loans.

98	CIBC 2022 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Gross impaired loans
Residential mortgages	$355	$425	$19	$18	$222	$195	$596	$638
Personal	155	104	18	3	54	55	227	162
Total gross impaired consumer loans	510	529	37	21	276	250	823	800
Non-residential mortgages	1	2	–	–	23	11	24	13
Financial institutions	11	4	30	70	–	1	41	75
Retail, wholesale and business services	187	192	55	55	51	53	293	300
Manufacturing – consumer and capital goods	26	24	67	51	3	16	96	91
Real estate and construction	63	16	131	239	41	42	235	297
Agriculture	11	10	–	–	–	–	11	10
Resource-based industries	12	50	23	7	–	–	35	57
Telecommunications, media and technology	6	4	15	6	–	–	21	10
Transportation	4	6	–	–	1	2	5	8
Utilities	28	93	–	–	–	–	28	93
Other	129	71	2	8	–	–	131	79
Total gross impaired – business and government loans	478	472	323	436	119	125	920	1,033
Total gross impaired loans	988	1,001	360	457	395	375	1,743	1,833
Other past due loans (2)	122	64	–	–	3	2	125	66
Total gross impaired and other past due loans	1,110	1,065	360	457	398	377	1,868	1,899
Allowance for credit losses
Residential mortgages	48	54	5	5	114	99	167	158
Personal	101	64	6	2	39	40	146	106
Total allowance – consumer loans	149	118	11	7	153	139	313	264
Non-residential mortgages	–	–	–	–	8	2	8	2
Financial institutions	1	1	–	15	–	1	1	17
Retail, wholesale and business services	161	177	17	19	34	33	212	229
Manufacturing – consumer and capital goods	9	9	–	3	1	4	10	16
Real estate and construction	10	8	8	62	18	22	36	92
Agriculture	7	7	–	–	–	–	7	7
Resource-based industries	9	33	10	1	–	–	19	34
Telecommunications, media and technology	4	3	3	1	–	–	7	4
Transportation	2	3	–	–	1	1	3	4
Utilities	9	79	–	–	–	–	9	79
Other	39	24	–	–	–	–	39	24
Total allowance – business and government loans	251	344	38	101	62	63	351	508
Total allowance	400	462	49	108	215	202	664	772
Net impaired loans
Residential mortgages	307	371	14	13	108	96	429	480
Personal	54	40	12	1	15	15	81	56
Total net impaired consumer loans	361	411	26	14	123	111	510	536
Non-residential mortgages	1	2	–	–	15	9	16	11
Financial institutions	10	3	30	55	–	–	40	58
Retail, wholesale and business services	26	15	38	36	17	20	81	71
Manufacturing – consumer and capital goods	17	15	67	48	2	12	86	75
Real estate and construction	53	8	123	177	23	20	199	205
Agriculture	4	3	–	–	–	–	4	3
Resource-based industries	3	17	13	6	–	–	16	23
Telecommunications, media and technology	2	1	12	5	–	–	14	6
Transportation	2	3	–	–	–	1	2	4
Utilities	19	14	–	–	–	–	19	14
Other	90	47	2	8	–	–	92	55
Total net impaired – business and government loans	227	128	285	335	57	62	569	525
Total net impaired loans	$588	$539	$311	$349	$180	$173	$1,079	$1,061

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

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Management’s discussion and analysis

Deposits

	Average balance (1)		Interest		Rate
$ millions, for the year ended October 31	2022	2021	2022	2021	2022	2021
Deposits in domestic bank offices (2)
Payable on demand
Personal	$14,123	$12,820	$5	$5	0.04%	0.04%
Business and government	77,567	67,233	731	164	0.94	0.24
Bank	11,076	8,881	2	–	0.02	–
Payable after notice
Personal	135,937	130,636	490	194	0.36	0.15
Business and government	68,671	64,661	1,115	390	1.62	0.60
Bank	129	351	2	2	1.55	0.57
Payable on a fixed date
Personal	58,700	50,479	1,075	552	1.83	1.09
Business and government	116,811	105,251	2,190	684	1.87	0.65
Bank	2,362	2,167	20	2	0.85	0.09
Secured borrowings	43,892	37,893	862	378	1.96	1.00
Total domestic	529,268	480,372	6,492	2,371	1.23	0.49
Deposits in foreign bank offices
Payable on demand
Personal	2,650	2,213	2	1	0.08	0.05
Business and government	28,621	24,156	69	8	0.24	0.03
Bank	14	37	1	1	4.29	2.70
Payable after notice
Personal	9,333	8,305	57	33	0.61	0.40
Business and government	18,834	16,623	153	26	0.81	0.16
Payable on a fixed date
Personal	2,021	1,941	14	11	0.69	0.57
Business and government	70,884	55,092	939	166	1.32	0.30
Bank	8,774	7,632	105	18	1.20	0.24
Secured borrowings	3,290	1,883	55	16	1.67	0.85
Total foreign	144,421	117,882	1,395	280	0.97	0.24
Total deposits	$673,689	$598,254	$7,887	$2,651	1.17%	0.44%

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $55.8 billion (2021: $51.9 billion).
Fees paid to the shareholders’ auditor

$ millions, for the year ended October 31	2022	2021
Audit fees (1)	$24.6	$23.1
Audit-related fees (2)	2.2	2.3
Tax fees (3)	1.9	1.3
All other fees (4)	–	–
Total	$28.7	$26.7

(1)
For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).

(2)
For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

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Management’s discussion and analysis

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth

of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter

(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

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Management’s discussion and analysis

Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest

expenses as a percentage of total revenue (net interest income and non-interest

income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A

non-standardized

contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance

sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

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Management’s discussion and analysis

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest

expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance

sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The

gross-up

of

tax-exempt

revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

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Management’s discussion and analysis

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWA) may be required as prescribed by OSFI.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A
non-GAAP
risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

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Management’s discussion and analysis

Internal model method (IMM) for counterparty credit risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle
assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

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Management’s discussion and analysis

Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach
(SEC-ERBA)
and the Standardized Approach
(SEC-SA).

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Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed

Value-at-Risk

(VaR)
A VaR calculation using a

one-year

observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and

bail-in

eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk

(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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